As filed with the Securities and Exchange Commission on November 3, 2005
Registration No. 333-128629

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Western Refining, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2911	20-3472415
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
6500 Trowbridge Drive
El Paso, Texas 79905
(915) 775-3300
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
Paul L. Foster
President and Chief Executive Officer
6500 Trowbridge Drive
El Paso, Texas 79905
(915) 775-3300
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
With a copy to:

Robert V. Jewell W. Mark Young Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 Telephone: (713) 220-4358 Facsimile: (713) 238-7135	Michael Kaplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 450-3800
          Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this Registration Statement.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2005
Prospectus
Shares
Western Refining, Inc.
Common Stock

        We are offering                      shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price of our common stock will be between $          and $           per share. After the offering, the market price for our shares may be outside this range.

      We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “WNR.”

       Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to us, before expenses	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The selling stockholders have granted the underwriters the right to purchase up to                     additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering.
      The underwriters expect to deliver the shares of common stock to investors on or about                     , 2005.

Banc of America Securities LLC	Deutsche Bank Securities
                  , 2005

Page

Summary	1
Risk Factors	10
Forward-Looking Statements	22
Use of Proceeds	24
Dividend Policy	24
Capitalization	25
Dilution	26
Selected Historical Financial and Operating Data	27
Management’s Discussion and Analysis of Financial Condition and Results of Operations	30
Refining Industry Overview	47
Business	51
Management	63
Principal and Selling Stockholders	70
Certain Relationships and Related Party Transactions	71
Description of Capital Stock	75
Shares Eligible for Future Sale	78
U.S. Federal Tax Consequences to Non-U.S. Holders of Common Stock	79
Underwriting	82
Legal Matters	86
Experts	87
Where You Can Find More Information	87
Index To Financial Statements	F-1
Form of Contribution Agreement
Form of Registration Rights Agreement
Opinion of Andrews Kurth LLP
Form of Indemnification Agreements
Form of Long-Term Incentive Plan
Form of Employment Agreement - Paul L. Foster
Form of Employment Agreement - Jeff Stevens
Form of Employment Agreement - Ralph Schmidt
Form of Employment Agreement - Scott Weaver
Form of Employment Agreement - Gary Dalke
Amended and Restated Term Loan Agreement
Revolving Credit Agreement
Operating Agreement
Purchase and Sale Agreement
Lease Agreement
RHC Holdings, L.P. Long-Term Unit Equity Appreciation Rights Plan
RHC Holdings, L.P. Long-Term Equity Appreciation Rights Award
Promissory Note
Letter Agreement
Non-Exclusive Aircraft Lease Agreement
Summary of Compensation for Non-Employee Directors
Subsidiaries
Consent of Ernst & Young LLP

i

SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the financial statements and notes thereto included elsewhere in this prospectus. In this prospectus, all references to “Western Refining,” “we,” “us” and “our” refer to Western Refining, Inc., or WNR, and the entities that will be its subsidiaries upon closing of this offering (including Western Refining Company, L.P., or Western Refining LP), unless the context otherwise requires or where otherwise indicated.
Western Refining
      We are an independent crude oil refiner and marketer of refined products based in El Paso, Texas and operate primarily in the Southwest region of the United States, including Arizona, New Mexico and West Texas. Our refinery complex, or refinery, is located in El Paso and has a crude oil refining capacity of 108,000 barrels per day, or bpd. Over 90% of all products produced at our refinery consist of light transportation fuels, including gasoline, diesel and jet fuel. Our refinery also has approximately 4.3 million barrels of storage capacity and a 43,000 bpd product marketing terminal, where our refined products are loaded into tanker trucks for local deliveries.
      Our refinery benefits from access to both crude oil and refined product pipelines. Crude oil is delivered to our refinery via a pipeline owned and operated by Kinder Morgan Energy Partners, or Kinder Morgan. The pipeline has access to most of the producing oil fields in the Permian Basin in Texas and New Mexico, thereby providing us with a supply of crude oil from fields with long reserve lives. We also have access to blendstocks and refined products from the Gulf Coast through the Magellan South System pipeline that runs from the Gulf Coast to our refinery. Our refined products are delivered to Tucson and Phoenix, Arizona through the Kinder Morgan East Line, which is currently being expanded, and to Albuquerque, New Mexico and Juárez, Mexico through pipelines owned by Chevron Corporation, or Chevron. We also supply our refined products at our product marketing terminal and rail loading facilities in El Paso.
      Because of our refinery’s location in El Paso, we are well-situated to serve two different geographical markets and thereby diversify our market pricing exposure. Tucson and Phoenix reflect a U.S. West Coast, or West Coast, market pricing structure, while El Paso, Albuquerque and Juárez reflect a U.S. Gulf Coast, or Gulf Coast, market pricing structure. Our refined products typically sell at a premium to those sold on the Gulf Coast due to high demand growth and limited local refining capacity in our markets. In Phoenix, we also benefit from more stringent fuel specifications that require the use of cleaner burning gasoline, or Phoenix CBG, which is our highest-margin product.
      We are currently investing significant capital in refinery initiatives that will allow us to improve our crude oil processing flexibility, expand refining capacity, increase production of higher-value refined products and satisfy certain regulatory requirements. These initiatives should be completed by the end of 2007 and are anticipated to cost approximately $175 million. As part of this program, we have recently entered into a sulfuric acid regeneration and sulfur gas processing agreement with E.I. du Pont de Nemours and Company, or DuPont. Under this agreement, DuPont will construct, own, operate and maintain redundant sulfuric acid regeneration and sulfur gas processing plants, which we refer to as the DuPont facility, within our refinery complex. The DuPont facility will provide us with the flexibility to efficiently increase our sour crude oil processing from approximately 10% to over 50% of our daily crude oil throughput capacity. In addition, we intend to complete several projects that are expected to expand our total crude oil refining capacity to 115,000 bpd by early 2006 and 120,000 bpd by the end of 2007. We also plan to increase our current production of Phoenix CBG and maximize the financial benefits derived from the additional pipeline capacity available to us once the Kinder Morgan East Line expansion is completed. Finally, we are upgrading our existing diesel hydrotreater to comply with the ultra low-sulfur diesel requirements of the U.S. Environmental Protection Agency, or EPA.

Market Trends
      We have identified several key factors that we believe support a favorable outlook for the U.S. refining industry and our regional markets:

•	High capital costs, historical excess capacity and environmental regulatory requirements have limited the construction of new refineries in the U.S. over the past 30 years. No new major refinery has been built in the U.S. since 1976. In addition, more than 175 refineries have been shut down since 1981.

•	Supply and demand fundamentals of the domestic refining industry have improved since the 1990s and are expected by the Energy Information Administration of the U.S. Department of Energy, or EIA, to remain favorable as the growth in demand for refined products continues to exceed increases in refining capacity, both in the U.S. and on a global basis.

•	Increasing demand for sweet crude oils and higher incremental production of lower cost sour crude oils are expected to provide a cost advantage to refiners with the ability to process sour crude oils.

•	New and evolving U.S. fuel specifications, including reduced sulfur content, reduced vapor pressure and the addition of oxygenates such as ethanol, should benefit refiners who are able to efficiently produce fuels that meet these specifications.

•	Competitive threat from foreign refiners is limited by U.S. fuel specifications and increasing foreign demand for refined products, particularly for light transportation fuels.

•	Certain regional markets in the U.S. do not have the necessary refining capacity to produce refined products to meet demand and therefore rely on pipelines and other modes of transportation for supply. In Tucson and Phoenix, the shortage of refining capacity and limited pipeline availability are factors that result in refiners serving these markets earning higher margins on product sales compared to refiners serving other markets.
      However, our industry is cyclical and volatile and has undergone downturns in the past. See “Risk Factors.”

Competitive Strengths
      Attractive Regional and Geographically Diverse Markets. We supply refined products primarily to major markets in the Southwest region, where the rates of population and demand growth are higher than the overall U.S. average. In addition, because of our refinery’s location in El Paso, we are well-situated to serve two different geographical markets — Phoenix/ Tucson and El Paso/ Albuquerque/ Juárez. Our product margins benefit from our ability to meet stringent Phoenix CBG fuel specifications and the constrained logistical access that refiners outside the Southwest have to the region.
      Dedicated Line Space on Refined Product Pipelines. We currently utilize approximately 30% and 80% allocations of line space on the Kinder Morgan East Line to Tucson and Phoenix and on Chevron’s Albuquerque pipeline, respectively. Both pipelines currently operate near 100% capacity year-round, and the tariffs for these pipelines contain proration policies that would allocate a substantial portion of future expansions to existing shippers based on their historical usage. Access to this line space provides us with an advantage over certain regional competitors because we can cost-effectively transport refined products from El Paso to the growing Phoenix, Tucson and Albuquerque markets. Kinder Morgan is currently working on a two-phase expansion of its East Line, which will ultimately increase capacity from El Paso to Tucson from approximately 86,000 bpd to approximately 170,000 bpd, and from Tucson to Phoenix from approximately 50,000 bpd to approximately 100,000 bpd. As these expansions are completed (currently scheduled for 2006 and 2007), we intend to fully utilize our allotment of the increased capacity to sell higher-margin products in the Phoenix and Tucson markets. In addition, Kinder Morgan has announced that, in the fourth quarter of 2005, it will shut down its West Line pipeline that delivers refined products from Phoenix to Tucson. This action is expected to increase demand for Kinder Morgan East Line deliveries of refined product from El Paso to Tucson because Tucson will no longer have access to an alternative pipeline source of refined product supply.

      Modernized Refinery with Operational Flexibility and Solid Track Record. Prior owners of our refinery invested approximately $300 million in the late 1980s and early 1990s to modernize our refinery, expand its capacity and meet environmental regulations. We operate the third largest refinery in our region, providing economies of scale relative to our smaller competitors. Our refinery is a 108,000 bpd cracking facility that has historically run West Texas Intermediate, or WTI, crude oil to optimize the yields of higher-value refined products, which currently account for over 90% of our production output. The existing metallurgy at our refinery, combined with the anticipated completion of the DuPont facility in 2007, will give us the flexibility to process significantly more West Texas Sour, or WTS, crude oil, which is less expensive than WTI crude oil. Due to our refinery’s modern components and management’s consistent focus on reliability and performance, our unplanned downtime averaged only 0.8% from August 2003 (when we assumed operational control from Chevron) through July 31, 2005. Furthermore, our refinery ranked in the top quartile of all domestic refineries in production yields and reliability based on the most recent Solomon Associates survey. We were also recognized by the National Petrochemical and Refiners Association in 2005 for outstanding safety achievements.
      Access to Plentiful Feedstocks. We signed a 30-year transportation agreement with Kinder Morgan in 2004 that provides us with access to a plentiful supply of crude oil. Kinder Morgan’s supply system consists of approximately 450 miles of pipeline, 935,000 barrels of crude oil storage and numerous gathering systems that collect crude oil from Permian Basin producers. The main trunkline into El Paso is used solely for the delivery of WTI and WTS crude oils to our refinery. The producing fields that supply our crude oil have long reserve lives as evidenced by the most recent data available from the EIA, which shows that the ratio of proved reserves to annual production in the Permian Basin is 13.6, compared to an average for the remainder of the U.S. of 11.2. In addition, we receive high-octane blendstocks (including alkylate, a key component of Phoenix CBG) on the Magellan South System pipeline.
      “Pure-Play” Refiner Led by Experienced Management Team. We do not conduct crude oil exploration and production activities or retail sales operations. Consequently, we are free to acquire the most attractive crude oil and to supply our refined products to markets with the greatest profit potential without concern for other businesses. In addition, we have a highly capable management team that averages over 21 years of industry experience. Mr. Paul Foster, our president and chief executive officer, has worked exclusively in the oil and refining business since 1979, and he has managed our operations since 1993. Under his leadership, we have greatly improved our refinery’s operational and financial performance and have completed several transactions that have strengthened our financial condition and positioned us for future growth. Following this offering, our management will continue to own approximately      % of our common stock, if the underwriters exercise their over-allotment option in full.
      Although we have recently experienced increased demand for our products and improved margins, we operate in a cyclical industry and could experience lower margins in the future as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services. Our business is also subject to a number of other risks, among them, the extensively regulated environment in which we operate, which may force us to incur significant costs in order to address new or changed laws or regulations. To the extent that the costs associated with meeting any of these requirements are substantial, we could experience a material adverse effect on our business, financial condition and results of operations. We are also exposed to competition from others, including larger and integrated companies with their own oil production and retail distribution. Our business may also be adversely impacted by a variety of other factors, including prevailing economic conditions, pipeline shutdowns and other factors outside our control, such as natural disasters and severe weather. For a more complete discussion of the risks affecting our business, see “Risk Factors.”

Strategy
      We have implemented several initiatives that we believe will further enhance the operational and financial performance of our refinery. Our goal is to increase stockholder value by executing our strategic plan. The principal elements of this plan are:
      Increase Operating Flexibility to Maximize Profitability. We are currently engaged in two projects that will allow us to utilize more sour crude oil and increase production of certain higher-value refined products. First, the DuPont facility is expected to provide complete sulfur gas processing and sulfuric acid regeneration capabilities, giving us the flexibility to increase our sour crude oil processing to over 50% of our refinery’s daily crude oil throughput by the end of 2007. Second, we plan to increase our production of higher-value products like Phoenix CBG to capitalize on our anticipated future incremental allotment of line space on the Kinder Morgan East Line. Together, these and other initiatives will allow us to maximize profitability by optimizing crude oil slates and refined product yields based on prevailing market conditions.
      Increase Refinery Throughput. We have increased crude oil throughput at our refinery from approximately 75,000 bpd during the last 12 months of Chevron’s operations to approximately 108,000 bpd today. We intend to further increase our refinery’s crude oil throughput to approximately 115,000 bpd in early 2006 and to 120,000 bpd by the end of 2007 through projects related to our crude oil and vacuum distillation units. We also plan to improve the efficiency of our fluid catalytic cracking unit, or FCCU, alkylation unit and naphtha splitting unit, thereby allowing us to process this additional crude oil volume. These projects will be undertaken in conjunction with a planned maintenance turnaround scheduled for early 2006. We will continue to evaluate additional opportunities for cost-effective expansions.
      Improve Margins on Residuum Sales. We currently sell our residuum for use primarily as an asphalt blendstock to Chevron under a supply agreement. We have terminated this supply agreement, effective in December 2005. We believe that the historical pricing under this agreement reflected a below-market price for our residuum. Beginning in January 2006, we will have the flexibility to sell our residuum to third parties at market-based rates.
      Maintain Financial Flexibility. We intend to maintain financial flexibility by limiting the amount of our debt and maintaining a strong working capital position. We intend to use the proceeds of this offering to repay all of our outstanding term debt. Pro forma as adjusted for this offering, as of September 30, 2005, we would have had no outstanding indebtedness, cash of approximately $           million, and $79.2 million of availability under our $150 million revolving credit facility.
      Identify and Execute Selected Acquisitions. Our management team has demonstrated its ability to identify complementary assets, consummate acquisitions on favorable terms, obtain acquisition financing and integrate acquired assets. We will continue to evaluate potential acquisitions with the aim of increasing earnings while maintaining financial discipline. We believe that this offering will enhance our ability to execute this strategy.

The Offering

Common stock offered by us	shares

Common stock offered by selling stockholders	shares pursuant to the underwriters’ exercise of their over-allotment option.

Common stock to be outstanding after the offering	shares

NYSE symbol	“WNR” (subject to listing approval by the NYSE)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million. We plan to use these net proceeds to repay all of our outstanding term indebtedness and to replenish cash that will be used to fund a $ million distribution to the partners of Western Refining LP immediately prior to this offering.

Dividend policy	We anticipate paying an annual cash dividend of $ per share. See “Dividend Policy.”

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.
      Unless we indicate otherwise, the number of shares of common stock shown to be outstanding after the offering

•	includes restricted shares that we anticipate granting to certain employees in connection with this offering; and

•	excludes shares of common stock reserved for future grants under our long-term incentive plan after the foregoing restricted shares have been granted.

Our Executive Offices
      Our principal executive offices are located at 6500 Trowbridge Drive, El Paso, Texas 79905, and our telephone number at this address is (915) 775-3300. Our website is www.westernrefining.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.
Reorganization
      Immediately prior to the closing of this offering, WNR will contribute shares of its common stock to Western Refining MergerSub, L.P., or MergerSub, an indirect wholly-owned subsidiary of WNR. Western Refining LP will merge with and into MergerSub, which will exchange its WNR shares of common stock for the general and limited partner interests in Western Refining LP currently outstanding. As a result, WNR will own Western Refining LP and will indirectly own all of our refinery’s assets. See “Certain Relationships and Related Party Transactions — The Contribution Agreement and Related Transactions” for a description of the reorganization and charts depicting our current and future ownership structures.

Summary Historical and Pro Forma As Adjusted Financial and Operating Data
      The following tables set forth our summary historical and pro forma as adjusted financial and operating data for the periods indicated below. The summary statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the summary balance sheet data as of December 31, 2003 and 2004, have been derived from the audited financial statements of our predecessor, Western Refining LP, which are included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2002, have been derived from the audited balance sheet as of December 31, 2002, of Western Refining LP, which is not included in this prospectus. The summary financial data as of and for the nine months ended September 30, 2004 and 2005, are derived from our predecessor’s unaudited financial statements, which are included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary historical financial and operating data as of and for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be obtained for a full year.
      The pro forma as adjusted financial information gives effect to this offering and the transactions described under “Certain Relationships and Related Party Transactions — The Contribution Agreement and Related Transactions,” including the contribution of interests in Western Refining LP to us. The pro forma as adjusted balance sheet assumes that the transactions contemplated by the contribution agreement and this offering (including the related termination of an equity appreciation rights plan in exchange for cash, and the issuance of restricted shares to certain employees) occurred as of September 30, 2005, and the pro forma statements of operations for the year ended December 31, 2004, and for the nine months ended September 30, 2005, assume that those transactions and this offering occurred on the first day of the applicable period. These adjustments are based on currently available information and certain estimates and assumptions, and therefore, the actual effects of the transactions contemplated by the contribution agreement and this offering may differ from the effects reflected in the pro forma financial statements. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of these transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions. The pro forma as adjusted financial information is not necessarily indicative of our financial condition or results of operations had this offering and the other transactions described herein occurred as of the beginning of each respective period.

      The information presented below should be read in conjunction with “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

						Western Refining, Inc.
						Pro Forma
	Western Refining LP Historical					As Adjusted

							Nine
				Nine Months Ended			Months
	Year Ended December 31,			September 30,		Year Ended	Ended
						December 31,	September 30,
	2002(1)	2003(1)	2004	2004	2005	2004	2005

	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$446,431	$924,792	$2,215,170	$1,574,919	$2,483,791	$	$
Operating costs and expenses:
Cost of products sold (exclusive of depreciation and amortization)	399,290	830,667	1,989,917	1,390,484	2,197,795
Direct operating expenses (exclusive of depreciation and amortization)	11,700	41,986	110,006	82,255	90,568
Selling, general and administrative expenses	9,735	11,861	17,239	12,475	26,910
Maintenance turnaround expense	—	—	14,295	14,295	5,884
Depreciation and amortization	986	1,698	4,521	3,159	4,411

Total operating costs and expenses	421,711	886,212	2,135,978	1,502,668	2,325,568

Operating income	24,720	38,580	79,192	72,251	158,223
Interest income	350	265	1,022	502	2,494
Interest expense	(1,761)	(3,645)	(5,627)	(4,477)	(4,886)
Amortization of loan fees	(12)	(914)	(2,939)	(2,180)	(1,906)
Write-off of unamortized loan fees	—	—	—	—	(3,287)
Gain (loss) from derivative activities	—	—	(4,018)	(6,062)	(18,582)
Other income (expense), net	2,800	6,822	(172)	(188)	—

Net income(2)	$26,097	$41,108	$67,458	$59,846	$132,056	$

Pro forma income tax expense

Pro forma net income						$	$

Pro forma earnings per share (basic and diluted)						$	$
Cash Flow Data:
Net cash provided by (used in):
Operating activities(2)	$25,911	$66,452	$87,022	$125,327	$166,370
Investing activities	(52)	(104,730)	(19,045)	(12,743)	(51,222)
Financing activities(2)	(34,825)	84,853	(86,722)	(71,723)	13,435
Other Data:
Adjusted EBITDA(3)	$28,856	$47,365	$94,840	$83,957	$152,430	$
Capital expenditures	52	3,164	19,045	12,743	51,222
Purchase of refinery assets and inventories	—	101,566	—	—	—	—

						Western Refining, Inc.
						Pro Forma
	Western Refining LP Historical					As Adjusted

				Nine Months Ended
	Year Ended December 31,			September 30,
						As of
	2002(1)	2003(1)	2004	2004	2005	September 30, 2005

	(dollars in thousands, except per barrel amounts)
Balance Sheet Data (end of period):
Cash and cash equivalents	$17,125	$63,700	$44,955	$104,561	$173,538	$
Working capital	19,841	115,843	88,735	99,952	214,004
Total assets	86,515	305,249	359,837	407,897	653,307
Total debt	6,339	107,746	55,000	57,500	150,000
Partners’ capital	37,081	68,692	107,592	111,493	175,831	N/A
Stockholders’ equity	N/A	N/A	N/A	N/A	N/A
Key Operating Statistics:
Total sales volume (bpd)(4)(5)	36,643	113,004	120,324	118,516	135,556
Total refinery production (bpd)(5)	—	98,588	106,587	103,358	113,452
Total refinery throughput (bpd)(5)(6).	—	101,002	109,145	105,997	115,574
Per barrel of throughput:
Refinery gross margin(5)(7)	—	$4.99	$5.64	$6.35	$9.06
Direct operating expenses(5)(8)	—	$2.75	$2.75	$2.83	$2.87

(1)	On August 29, 2003, we acquired certain refinery assets from Chevron. We owned and operated these acquired assets for all of 2004. The information presented herein for 2002 and the first eight months (less two days) of 2003 does not include operations from these acquired assets. See “Business — History and Development of the Business — Acquisition of the North Refinery Assets.”

(2)	Historically, we were not subject to federal or state income taxes due to our partnership structure. Prior to this offering, our net cash provided by operating activities did not reflect any reduction for income tax payments, while net cash used by financing activities reflects distributions to our partners to pay income taxes. After this offering, we will incur income taxes that will reduce net income and cash flows from operations, and we will cease to make any such income tax-related distributions to our equity holders.

(3)	Adjusted EBITDA represents earnings before interest expense, income tax expense, amortization of loan fees, write-off of unamortized loan fees, depreciation, amortization and maintenance turnaround expense. However, Adjusted EBITDA is not a recognized measurement under GAAP. Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of significant turnaround activities (which many of our competitors capitalize and thereby exclude from their measures of EBITDA) and acquisitions, items that may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for significant turnaround activities, capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•	Our calculation of Adjusted EBITDA may differ from the Adjusted EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

The following table reconciles net income to Adjusted EBITDA for the periods presented:

						Western Refining, Inc.
	Western Refining LP Historical					Pro Forma As Adjusted

				Nine Months
				Ended			Nine Months
	Year Ended December 31,			September 30,		Year Ended	Ended
						December 31,	September 30,
	2002	2003	2004	2004	2005	2004	2005

	(dollars in thousands)
Net Income	$26,097	$41,108	$67,458	$59,846	$132,056	$	$
Interest expense	1,761	3,645	5,627	4,477	4,886
Income tax expense	N/A	N/A	N/A	N/A	N/A
Amortization of loan fees	12	914	2,939	2,180	1,906
Write-off of unamortized loan fees	—	—	—	—	3,287
Depreciation and amortization	986	1,698	4,521	3,159	4,411
Maintenance turnaround expense	—	—	14,295	14,295	5,884

Adjusted EBITDA	$28,856	$47,365	$94,840	$83,957	$152,430	$	$

(4)	Includes sales of refined products sourced from our refinery production as well as refined products purchased from third parties. Sales of our refinery-sourced production did not start until August 30, 2003. Total sales volume for all of 2003 averaged 65,138 bpd.

(5)	Data for 2003 is only for the period from August 30, 2003, when we assumed operational responsibility for our integrated refinery, to December 31, 2003.

(6)	Total refinery throughput includes crude oil, other feedstocks and blendstocks.

(7)	Refinery gross margin is a per barrel measurement calculated by dividing the difference between net sales and cost of products sold by our refinery’s total throughput volumes for the respective periods presented. We have experienced losses from derivative activities in each period presented. These derivatives are used to minimize fluctuations in earnings, but are not taken into account in calculating refinery gross margin. Cost of products sold does not include any depreciation or amortization. Refinery gross margin is a non-GAAP performance measure that we believe is important to investors in evaluating our refinery performance as a general indication of the amount above our cost of products that we are able to sell refined products. Each of the components used in this calculation (net sales and cost of products sold) can be reconciled directly to our statement of operations. Our calculation of refinery gross margin may differ from similar calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure. The following table reconciles net sales to refinery gross margin for the periods presented:

	Western Refining LP Historical

				Nine Months
	Year Ended			Ended
	December 31,			September 30,

	2002	2003(1)(5)	2004	2004	2005

Average per refinery throughput barrel:
Net sales	—	$41.60	$55.45	$54.23	$78.72
Cost of products sold	—	36.61	49.81	47.88	69.66

Refinery gross margin	—	$4.99	$5.64	$6.35	$9.06

(8)	Refinery direct operating expense per throughput barrel is calculated by dividing direct operating expenses by total throughput volumes for the respective periods presented. Direct operating expenses do not include any depreciation or amortization.

RISK FACTORS
      An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks that we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you may lose a part or all of your investment.
Risks Relating to Our Business and Our Industry

The price volatility of crude oil, other feedstocks, refined products and fuel and utility services may have a material adverse effect on our earnings and cash flows.
      Our earnings and cash flows from operations depend on the margin above fixed and variable expenses (including the cost of refinery feedstocks, such as crude oil) at which we are able to sell refined products. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services.
      In recent years, the prices of crude oil, other feedstocks and refined products have fluctuated substantially. For example, from January 1, 2003 to October 31, 2005, the wholesale price for WTI crude oil fluctuated between $25.24 and $69.81 per barrel, while the wholesale spot price for Gulf Coast unleaded gasoline fluctuated between 70.0 cents per gallon, or cpg, and 309.5 cpg. Prices of crude oil, other feedstocks and refined products depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline and other refined products. Such supply and demand are affected by, among other things:

•	changes in global and local economic conditions;

•	demand for crude oil and refined products, especially in the U.S., China and India;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa and Latin America;

•	the level of foreign and domestic production of crude oil and refined products and the level of crude oil, feedstocks and refined products imported into the U.S., which can be impacted by accidents, interruptions in transportation, inclement weather or other events affecting producers and suppliers;

•	U.S. government regulations;

•	utilization rates of U.S. refineries;

•	changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;

•	the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain oil price and production controls;

•	development and marketing of alternative and competing fuels;

•	pricing and other actions taken by competitors that impact the market;

•	product pipeline capacity, including the recently completed Longhorn pipeline, as well as Kinder Morgan’s planned expansion of its East Line, both of which could increase supply in our markets and therefore reduce our margins;

•	accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our plants, machinery or equipment, or those of our suppliers or customers; and

•	local factors, including market conditions, weather conditions and the level of operations of other refineries and pipelines in our markets.
      Future volatility may have a negative effect on our results of operations to the extent that the margin between refined product prices and feedstock prices narrows.
      The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Crude oil and refined products are commodities; therefore, we have no control over the changing market value of these inventories. Because our inventory is valued at the lower of cost or market value under the LIFO inventory valuation methodology, if the market value of our inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of products sold.
      In addition, the volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refinery affects operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile. For example, daily prices as reported on the NYMEX ranged between $4.57 and $8.75 per million British thermal units, or MMbtu, in 2004. From January 1, 2005 through October 31, 2005, these prices ranged between $5.79 and $14.34 per MMbtu. Typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a negative effect on our results of operations.

We have a limited operating history as a stand-alone company, and our previous financial statements may not be indicative of future performance.
      Fiscal year 2004 was the first full year in which we owned and operated our integrated refinery. In light of our acquisition of certain refinery assets from Chevron in August 2003, which we refer to as the North Refinery assets, our financial statements only reflect the impact of that acquisition since that date and therefore make comparisons with prior periods difficult. As a result, our limited historical financial performance makes it difficult for you to evaluate our business and results of operations to date and to assess our future prospects and viability. Furthermore, our brief operating history has resulted in revenue and profitability growth rates that may not be indicative of our future results of operations. As a result, the price of our common stock may be volatile.

If the price of crude oil increases significantly or our credit profile changes, it could have a material adverse effect on our liquidity and limit our ability to purchase enough crude oil to operate our refinery at full capacity.
      We rely in part on borrowings and letters of credit under our $150 million revolving credit facility, or revolving credit facility, to purchase crude oil for our refinery. Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments and induce them to shorten the payment terms of their invoices with us or require additional support such as letters of credit. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our creditors of more burdensome payment terms on us may have a material adverse effect on our liquidity and our ability to make payments to our suppliers, which could hinder our ability to purchase sufficient quantities of crude oil to operate our refinery at full capacity. In addition, if the price of crude oil increases significantly, we may not have sufficient capacity under our revolving credit facility, or sufficient cash on hand, to purchase enough crude oil to operate our refinery at full capacity. A failure to operate our refinery at full capacity could adversely affect our earnings and cash flows.

The dangers inherent in our operations could cause disruptions and could expose us to potentially significant losses, costs or liabilities. We are particularly vulnerable to disruptions in our operations because all of our refining operations are conducted at a single refinery complex.
      Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products and refined products. These hazards and risks include, but are not limited to, the following:

•	natural disasters;

•	fires;

•	explosions;

•	pipeline ruptures and spills;

•	third-party interference;

•	disruption of natural gas deliveries under our interruptible natural gas delivery contract;

•	disruptions of electricity deliveries; and

•	mechanical failure of equipment at our refinery or third-party facilities.
Any of the foregoing could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the properties of others. There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. Furthermore, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refinery and, accordingly, are also subject to being shut down.
      Our refinery consists of many processing units, several of which have been in operation for a long time. One or more of the units may require unscheduled downtime for unanticipated maintenance or repairs, or our planned turnarounds may last longer than anticipated. Scheduled and unscheduled maintenance could reduce our revenues and increase our costs during the period of time that our units are not operating. Furthermore, any extended, non-excused downtime of our refinery could cause us to lose line space on these refined product pipelines if we cannot otherwise utilize our pipeline allocations.
      Because all of our refining operations are conducted at a single refinery complex, any events described above could significantly disrupt our production and distribution of refined products, and any sustained disruption could have a material adverse effect on our business, financial condition and results of operations.

We could experience business interruptions caused by pipeline shutdown.
      Our refinery is dependent on one pipeline, a Kinder Morgan pipeline, for the delivery of all of our crude oil. This pipeline’s capacity is 115,000 bpd. Once we increase our refinery’s capacity to process 115,000 bpd, we will be unable to offset lost production due to disruptions in supply with increased future production due to this crude oil supply constraint. In addition, we will be unable to take advantage of further expansion of our refinery’s production without securing additional crude oil supplies or pipeline expansion. We also deliver a substantial percentage of our refined products through three principal product pipelines. We could experience an interruption of supply or delivery, or an increased cost of receiving crude oil and delivering refined products to market, if the ability of these pipelines to transport crude oil or refined products is disrupted because of accidents, governmental regulation, terrorism, other third-party action or any of the types of events described in the preceding risk factor. Our prolonged inability to receive crude oil or transport refined products on pipelines that we currently utilize could have a material adverse effect on our business, financial condition and results of operations.

Severe weather, including hurricanes along the Gulf Coast, could interrupt the supply of some of our feedstocks.
      Our crude oil supplies come from the Permian Basin in Texas and New Mexico and therefore are generally not subject to interruption from severe weather, such as hurricanes. However, we obtain certain of our feedstocks, such as alkylate, and some refined products we purchase for resale by pipeline from Gulf Coast refineries. We rely on transported feedstocks to produce a portion of our Phoenix CBG and other refined products. In addition, until the DuPont facility is completed, we will depend on rail shipments of sulfuric acid to and from acid regeneration facilities in Louisiana to conduct our refining operations. These Gulf Coast refineries and acid regeneration facilities are subject to damage or production interruption from hurricanes or other severe weather. If our supply of feedstocks or sulfuric acid is interrupted, our business, financial condition and results of operations would be adversely impacted.
Competition in the refining and marketing industry is intense, and an increase in competition in the markets in which we sell our refined products could adversely affect our sales and profitability.
      We compete with a broad range of refining and marketing companies, including certain multinational oil companies. Because of their geographic diversity, larger and more complex refineries, integrated operations and greater resources, some of our competitors may be better able to withstand volatile market conditions, to compete on the basis of price, to obtain crude oil in times of shortage and to bear the economic risks inherent in all phases of the refining industry.
      We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production and have retail outlets. Competitors that have their own production or extensive retail outlets, with brand-name recognition, are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. If we are unable to compete effectively with these competitors, both within and outside of our industry, there could be a material adverse effect on our business, financial condition and results of operations.
      The recently completed Longhorn refined products pipeline runs approximately 700 miles from the Houston area of the Gulf Coast to El Paso and has an estimated maximum capacity of 225,000 bpd. This pipeline provides Gulf Coast refiners and other shippers with improved access to markets in West Texas and New Mexico. In addition, Kinder Morgan is currently working on a two-phase expansion of its East Line, which will ultimately increase capacity from El Paso to Tucson from approximately 86,000 bpd to approximately 170,000 bpd, and from Tucson to Phoenix from approximately 50,000 bpd to approximately 100,000 bpd. Any additional supply provided by these pipelines could lower prices and increase price volatility in markets that we serve and could adversely affect our sales and profitability.

We may incur significant costs to comply with environmental and health and safety laws and regulations.
      Our operations and properties are subject to extensive federal, state and local environmental and health and safety regulations governing, among other things, the generation, storage, handling, use and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, waste management and characteristics and composition of gasoline and diesel fuels. If we fail to comply with these regulations, we may be subject to administrative, civil and criminal proceedings by governmental authorities, as well as civil proceedings by environmental groups and other entities and individuals. A failure to comply, and any related proceedings, including lawsuits, could result in significant costs and liabilities, penalties, judgments against us or governmental or court orders that could alter, limit or stop our operations.
      We expect to incur significant costs, including capital expenditures, over the next several years to comply with various federal, state and local environmental and health and safety regulations. The EPA has promulgated regulations under the federal Clean Air Act of 1990, as amended, or Clean Air Act, that establish stringent low-sulfur content specifications for our refined products, including the Tier II gasoline standards and regulations with respect to on- and off-road diesel fuel. We anticipate that compliance with regulations lowering the permitted level of sulfur in diesel fuel will require us to spend approximately $55 million through the first quarter of 2006, of which approximately $27 million had already been spent as of September 30, 2005. In addition, as part of our initiatives to comply with the ultra low-sulfur diesel requirements, we will construct a hydrogen manufacturing plant at an additional cost of approximately $25 million, of which approximately $8 million will be spent in 2005, approximately $10 million will be spent in 2006 and approximately $7 million will be spent in 2007. We anticipate that compliance with low-sulfur gasoline regulations will require us to spend approximately $97 million. Because we qualify as a small refiner and intend to meet the ultra low-sulfur diesel requirements by June 2006, we will not have to fully comply with the ultra low-sulfur gasoline regulations until 2011, and as a result, we expect to spend the majority of the approximately $97 million in 2010. Actual costs for each of the items discussed above could, however, significantly exceed current estimates, and we may be required to incur such costs at an earlier date than planned, particularly if we were to lose our small refiner status. See “Business — Governmental Regulation.”
      In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on our business, financial condition and results of operations. See “Business — Governmental Regulation.”

We have capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.
      If we cannot generate cash flow or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to comply with certain environmental standards by the current EPA-mandated deadlines or pursue our business strategies, in which case our operations may not perform as well as we currently expect. We have substantial short-term and long-term capital needs, including those for capital expenditures that we will make to comply with the low-sulfur content specifications of the Tier II gasoline standards and on- and off-road diesel laws and regulations. Our short-term working capital needs are primarily crude oil purchase requirements, which fluctuate with the pricing and sourcing of crude oil. We also have significant long-term needs for cash, including those to support our expansion and upgrade plans, as well as for regulatory compliance.

Our operations involve environmental risks that could give rise to material liabilities.
      Our operations, and those of prior owners or operators of our properties, have previously resulted in spills, discharges or other releases of petroleum or hazardous substances into the environment, and such spills, discharges or releases could also happen in the future. Past or future spills related to any of our operations, including our refinery, product terminals or transportation of refined products or hazardous substances from those facilities, may give rise to liability (including strict liability, or liability without fault, and cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under the Comprehensive Environmental Responsibility, Compensation and Liability Act, or CERCLA, for contamination of properties that we currently own or operate and facilities to which we transported or arranged for the transportation of wastes or by-products for use, treatment, storage or disposal, without regard to fault or whether our actions were in compliance with law at the time. Our liability could also increase if other responsible parties, including prior owners or operators of our facilities, fail to complete their clean-up obligations. Based on current information, we do not believe these liabilities are likely to have a material adverse effect on our business, financial condition or results of operations, but in the event that new spills, discharges or other releases of petroleum or hazardous substances occur or are discovered or there are other changes in facts or in the level of contributions being made by other responsible parties, there could be a material adverse effect on our business, financial condition and results of operations.
      In addition, we may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances located at or released from our refinery or otherwise related to our current or former operations. We may also face liability for personal injury, property damage, natural resource damage or for clean-up costs for the alleged migration of contamination or other hazardous substances from our refinery to adjacent and other nearby properties.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations.
      Our operations require numerous permits and authorizations under various laws and regulations, including environmental and health and safety laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes, which may involve significant costs, to limit impacts or potential impacts on the environment and/or health and safety. A violation of these authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or refinery shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or expensive upgrades to our existing pollution control equipment, which could have a material adverse effect on our business, financial condition or results of operations.

Covenants and events of default in our debt instruments could limit our ability to undertake certain types of transactions and adversely affect our liquidity.
      Our revolving credit facility and our $150 million term loan facility, or term loan facility, contain negative and financial covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict our activities, including restrictions on:

•	creating liens;

•	engaging in mergers, consolidations and sales of assets;

•	incurring additional indebtedness;

•	providing guarantees;

•	engaging in different businesses;

•	making investments;

•	making certain dividend, debt and other restricted payments;

•	engaging in certain transactions with affiliates; and

•	entering into certain contractual obligations.
      We are also subject to financial covenants that require us to maintain specified financial ratios and to satisfy other financial tests. If we fail to satisfy the covenants set forth in our revolving credit facility or term loan facility or another event of default occurs under these facilities, the maturity of the loans could be accelerated or, in the case of the revolving credit facility, we could be prohibited from borrowing for our working capital needs and issuing letters of credit. If the loans are accelerated and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all. If we cannot borrow or issue letters of credit under the revolving credit facility, we would need to seek additional financing, if available, or curtail our operations.

Our ability to pay dividends in the future is limited by contractual restrictions and cash generated by operations.
      We intend to pay a quarterly dividend following this offering. However, we are a holding company, and all of our operations are conducted through our subsidiaries. Consequently, we will rely on dividends or advances from our subsidiaries to fund our dividends. The ability of Western Refining LP, our operating subsidiary, to pay dividends and our ability to receive distributions from that entity are subject to applicable local law and other restrictions including, but not limited to, applicable tax laws and restrictions in our revolving credit facility, including minimum operating cash and net worth requirements. Such laws and restrictions could limit the payment of dividends and distributions to us which would restrict our ability to pay dividends. In addition, our payment of dividends will depend upon our ability to generate sufficient cash flows. Our board of directors will review our dividend policy periodically in light of the factors referred to above, and we cannot assure you of the amount of dividends, if any, that may be paid in the future.

Changes to the current tax laws could result in the imposition of entity level taxation on our operating subsidiary, which would result in a reduction in our anticipated cash flow.
      Our operating subsidiary is organized as a partnership, which generally is not subject to entity level federal income or state franchise tax in the jurisdictions in which it is organized or operates. Current laws may change, subjecting our operating subsidiary to entity level taxation. For example, because of state budget deficits, the Texas legislature has been considering and evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. If Texas were to impose an entity-level tax upon our operating subsidiary, there would be a reduction in our after-tax cash flow.

Our insurance policies do not cover all losses, costs or liabilities that we may experience.
      Our insurance coverage does not cover all potential losses, costs or liabilities. Our business interruption insurance coverage does not apply unless a business interruption exceeds 45 days and the loss exceeds $1 million. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our business strategies.
      Our business strategies include the implementation of several capital expenditure projects designed to increase the productivity and profitability of our refinery. Many factors beyond our control may prevent or hinder our implementation of some or all of our planned capital expenditure projects or lead to cost overruns, including new or more expensive obligations to comply with environmental regulations, a downturn in refining margins, technical or mechanical problems, lack of available capital and other factors. Failure to successfully implement these profit-enhancing strategies on a timely basis or at all may adversely affect our business prospects and competitive position in the industry.
      In addition, a component of our growth strategy is to selectively acquire complementary assets for our refinery in order to increase earnings and cash flow. Our ability to do so will be dependent upon several factors, including our ability to identify attractive acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired assets and obtain financing to fund acquisitions and to support our growth and many other factors beyond our control. Risks associated with acquisitions include those relating to:

•	diversion of management time and attention from our existing business;

•	challenges in managing the increased scope, geographic diversity and complexity of operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of an acquired business with those of our existing operations;

•	liability for known or unknown environmental conditions or other contingent liabilities not covered by indemnification or insurance;

•	greater than anticipated expenditures required for compliance with environmental or other regulatory standards or for investments to improve operating results;

•	difficulties in achieving anticipated operational improvements;

•	incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets; and

•	issuance of additional equity, which could result in further dilution of the ownership interest of existing stockholders.
      We may not be successful in acquiring additional assets, and any acquisitions that we do consummate may not produce the anticipated benefits or may have adverse effects on our business and operating results.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.
      Our future performance depends to a significant degree upon the continued contributions of our senior management team, including our president and chief executive officer, executive vice president, chief operating officer, chief administrative officer and secretary, and chief financial officer and treasurer. We do not currently maintain key man life insurance with respect to any member of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company. We may not be able to locate or employ such qualified personnel on acceptable terms, or at all.

A substantial portion of our refining workforce is unionized, and we may face labor disruptions that would interfere with our operations.
      As of September 30, 2005, we employed approximately 350 people, approximately 210 of whom were covered by a collective bargaining agreement. The collective bargaining agreement expires in April 2009. We may not be able to renegotiate our collective bargaining agreement on satisfactory terms, or at all. A failure to do so may increase our costs. In addition, our existing labor agreement may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse affect on our business, financial condition and results of operations.

Terrorist attacks, threats of war or actual war may negatively affect our operations, financial condition, results of operations and prospects.
      Terrorist attacks in the U.S. and the war in Iraq, as well as events occurring in response to or in connection with them, may adversely affect our operations, financial condition, results of operations and prospects. Energy-related assets (which could include refineries and terminals such as ours or pipelines such as the ones on which we depend for our crude oil supply and refined product distribution) may be at greater risk of future terrorist attacks than other possible targets. A direct attack on our assets or assets used by us could have a material adverse effect on our operations, financial condition, results of operations and prospects. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for our crude oil and refined products, and an adverse impact on the margins from our refining and marketing operations. In addition, disruption or significant increases in energy prices could result in government-imposed price controls.
      While we currently maintain insurance that provides coverage against terrorist attacks, such insurance has become increasingly expensive and difficult to obtain. As a result, insurance providers may not continue to offer this coverage to us on terms that we consider affordable, or at all.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year.
      Demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic. In addition, oxygenate is added to the gasoline in our markets during the winter months, thereby increasing the total supply of gasoline. This combination of decreased demand and increased supply during the winter months can lower prices in the winter months. We also schedule refinery downtime for maintenance and repairs during the winter months. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters of each year. In addition to the overall seasonality of our business, unseasonably warm weather in the winter months in the markets that use heating oil could have the effect of reducing demand for heating oil, which could result in lower prices for diesel in our markets and reduce operating margins.

Two of our customers each account for more than 10% of our refined product sales, and the complete loss of either may have a material adverse impact on our sales and profitability.
      In 2004, Chevron and Phoenix Fuel Company accounted for 22.8% and 18.5% of our refined product sales, respectively. Although we have a five-year offtake agreement with Chevron, our sales to Phoenix Fuel Company are pursuant to short-term agreements. If we were to lose all, or substantially all, of these sales and be unable to replace them with other sales at market rates, it would have a material adverse impact on our sales and profitability. Competition in the refining and marketing business is intense. To the extent surplus supplies of refined products become available, it would likely enhance the competition for these customers.
Risks Related to this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. Our stock price will fluctuate after this offering; as a result, you could lose a significant part or all of your investment.
      Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange, or NYSE, or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

•	general economic and stock market conditions;

•	risks relating to our business and our industry, including those discussed above;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	variations in our quarterly results of operations;

•	future sales of our common stock, including sales by our management; and

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.
      A decrease in the market price of our common stock could cause you to lose some or all of your investment.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
      As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.
      In addition, we also expect that being a public company subject to these rules and regulations will require us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are required to comply with Section 404 as of December 31, 2006. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the NYSE. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may be adversely affected.

Our controlling stockholders may have conflicts of interest with other stockholders in the future.
      After this offering, Mr. Foster, our President and Chief Executive Officer, and Messrs. Jeff Stevens, Ralph Schmidt and Scott Weaver, our Executive Vice President, Chief Operating Officer, and Chief Administrative Officer and Secretary, respectively, will own approximately      % of our common stock, or approximately      % if the underwriters exercise their over-allotment option in full. As a result, Mr. Foster and the other members of this management group will be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as this group continues to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales and other significant corporate transactions. The interests of Mr. Foster and the other members of this management group may not coincide with the interests of other holders of our common stock.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.
      Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
Following this offering, we may utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Shares eligible for future sale may adversely affect our common stock price.
      Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our certificate of incorporation, we are authorized to issue up to 240,000,000 shares of common stock, of which                      shares of common stock will be outstanding following this offering. Of these shares, the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Principal stockholders, officers and directors have entered into lock-up agreements described under the caption “Underwriting,” pursuant to which they have agreed, subject to certain exceptions, not to sell or transfer, directly or indirectly, any shares of our common stock for a period of 180 days from the date of this prospectus. However, after the lock-up period expires, or if the lock-up restrictions are waived by the underwriters, such persons will be able to register common stock that they own under the Securities Act pursuant to a registration rights agreement. The registration rights granted to our principal stockholders, officers and directors apply to all shares of our common stock owned by them. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. See “Shares Eligible for Future Sale.”

FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Refining Industry Overview” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future” and similar terms and phrases to identify forward-looking statements in this prospectus.
      Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.
      Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in general economic conditions and capital markets;

•	changes in the underlying demand for our refined products;

•	availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;

•	changes in crack spreads;

•	changes in the sweet/sour spread;

•	construction of new, or expansion of existing, product pipelines in the markets that we serve;

•	actions of customers and competitors;

•	changes in fuel and utility costs incurred by our refinery;

•	disruptions due to equipment interruption, pipeline disruptions or failure at our or third-party facilities;

•	execution of planned capital projects;

•	changes in the credit ratings assigned to our debt instruments;

•	effects of and cost of compliance with current and future local, state and federal environmental, economic, safety and other laws, policies and regulations;

•	operating hazards, natural disasters, casualty losses and other matters beyond our control; and

•	other factors discussed in more detail under “Risk Factors.”
      Many of these factors are described in greater detail under “Risk Factors.” Potential investors are urged to consider these factors and the other factors described under “Risk Factors” carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can provide no assurance that such plans, intentions or expectations will be achieved. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control. The forward-looking statements included herein are made only as of the date of this prospectus.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of                      shares of our common stock in this offering, assuming an offering price of $           per share (the mid-point of the range set forth on the cover of this prospectus), will be approximately $           million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any of the net proceeds from any sales of shares of common stock by any selling stockholders pursuant to the over-allotment option granted to the underwriters.
      We intend to use the net proceeds from this offering:

•	to repay $150 million of term loan debt incurred under our term loan facility; and

•	to replenish cash that will be used to fund a $ million distribution to the partners of Western Refining LP immediately prior to this offering.

      Our term loan debt to be repaid with a portion of the net proceeds from this offering currently bears interest at LIBOR plus 2.5% per annum and will become due and payable in full on July 29, 2012. This indebtedness was incurred on July 29, 2005, and was used to refinance $50 million of indebtedness incurred in August 2003 in connection with our acquisition of the North Refinery assets, to make distributions to the partners of Western Refining LP, for capital expenditures and for general business purposes. Affiliates of certain underwriters are lenders under our revolving credit facility and our term loan facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness” for a description of our outstanding indebtedness.
DIVIDEND POLICY
      We anticipate paying an annual cash dividend of $           per share. The amount of dividends that we will pay will be determined by our available cash and restrictions contained in our existing and future credit facilities. The term loan facility and the revolving credit facility each prohibit the payment of dividends if a default thereunder has occurred at the time such payment is made or would occur as a result of such payment or if our operating cash (as defined), plus our revolver availability would be less than $75 million as a result. Our credit facilities require us to maintain a minimum net worth of $75 million plus 50% of the after-tax net income that we earn beginning July 1, 2005. As of September 30, 2005, we could have paid an additional $63.2 million in dividends under our existing credit facilities. At September 30, 2005, we had $173.5 million of cash and cash equivalents.
      Our predecessor, Western Refining LP, has paid partnership distributions totaling $9.5 million, $32.5 million and $76.8 million during 2003, 2004 and the nine months ended September 30, 2005, respectively. These distributions were made at various times during these periods, primarily to provide funds necessary for the partners to pay income taxes associated with the partnership’s operations and as discretionary distributions. Our predecessor will pay an additional partnership distribution of approximately $           million immediately prior to the consummation of this offering, in part, to provide funds necessary for the partners to pay income taxes arising as a result of the transactions contemplated under the contribution agreement. See “Certain Relationships and Related Party Transactions — The Contribution Agreement and Related Transactions.”

CAPITALIZATION
      The following table sets forth as of September 30, 2005:

•	on an actual basis, the cash and cash equivalents and capitalization of Western Refining LP; and

•	on a pro forma as adjusted basis, our cash and cash equivalents and capitalization reflecting the consummation of the transactions described under “Certain Relationships and Related Party Transactions — The Contribution Agreement and Related Transactions” and “— Equity Appreciation Rights,” including the following:

•	the distribution of $ million to the partners of Western Refining LP immediately prior to this offering;

•	the termination of our equity appreciation rights in connection with this offering in exchange for $ million of cash and the issuance of shares of restricted stock; and

•	the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the range set forth on the cover of this prospectus), after deducting $ million for the estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds from this offering as set forth under “Use of Proceeds.”

      You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

	At September 30, 2005

		Pro Forma
	Actual	As Adjusted

	(dollars in thousands,
	except per share
	amounts)
Cash and cash equivalents	$173,538	$

Total debt, including current portion:
Term loan facility	$150,000		—
Revolving credit facility(1)	—

Total debt	150,000

Partners’ capital	175,831		—
Stockholders’ equity:
Common stock, $0.01 par value, 240,000,000 shares authorized; shares issued and outstanding, as adjusted	—
Preferred stock, $0.01 par value, 10,000,000 shares authorized; no shares issued and outstanding	—		—
Additional paid-in capital	—

Total stockholders’ equity	—

Total capitalization	$325,831	$

(1)	Our revolving credit facility provides for letters of credit and revolving credit loans. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.” As of September 30, 2005, we had $69.3 million face value of letters of credit outstanding, no revolving credit loans outstanding and additional availability of $79.2 million, which could be used for either additional letters of credit or revolving credit loans.

DILUTION
      As of September 30, 2005, our net tangible book value was approximately $           million, or approximately $           per share of common stock. Adjusted net tangible book value per share represents the amount of total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding, adjusted to give effect to the transactions described under “Certain Relationships and Related Party Transactions — The Contribution Agreement and Related Transactions.” As of September 30, 2005, we had an adjusted net tangible book value of $           million, or $           per share of common stock.
      After giving effect to the sale of                      shares of common stock in this offering at an assumed initial public offering price of $           per share (the mid-point of the range set forth on the cover of this prospectus) and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of September 30, 2005, would have been approximately $           million, or $           per share. This represents an immediate increase in such adjusted net tangible book value of $           per share to our existing stockholders and an immediate dilution of $           per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share(1)		$
Adjusted net tangible book value per share as of September 30, 2005	$
Increase attributable to new public investors(2)

Pro forma net tangible book value per share after the offering(2)

Dilution per share to new investors		$

(1)	Before deduction of underwriting discounts and commissions and estimated expenses of this offering.

(2)	Includes underwriting discounts and commissions and estimated expenses of this offering.
     The following table summarizes, on the as adjusted basis set forth above as of September 30, 2005, the differences between the number of shares of common stock owned by existing stockholders and to be owned by new public investors, the aggregate cash consideration paid to us and the average price per share paid by our existing stockholders and to be paid by new public investors purchasing shares of common stock in this offering. The calculation below is based on an offering price of $           per share (the mid-point of the range set forth on the cover of this prospectus) before deducting estimated underwriting and offering expenses payable by us:

Shares
	Purchased(1)			Total Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New public investors

Total		100%		$	100%

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering, assuming the underwriters exercise their over-allotment option in full.
     As of                     , 2005, there were                      shares of our common stock outstanding, held by  stockholders. Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                     , or approximately      % of the total number of shares of common stock outstanding after this offering, if the underwriters exercise their over-allotment option in full and will increase the number of shares of common stock held by new investors by           to approximately      % of the total number of shares of common stock outstanding after this offering.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
      The following tables set forth our summary historical financial and operating data for the periods indicated below. The summary statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the summary balance sheet data as of December 31, 2003 and 2004, have been derived from the audited financial statements of our predecessor, Western Refining LP, which are included elsewhere in this prospectus. The summary statement of operations and balance sheet data for 2000, 2001 and as of December 31, 2002 have been derived from the financial statements of Western Refining LP, which are not included in this prospectus. The summary financial data as of and for the nine months ended September 30, 2004 and 2005, are derived from our predecessor’s unaudited financial statements, which are included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary historical financial and operating data as of and for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be obtained for a full year.
      The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

	Western Refining LP Historical

							Nine Months Ended
	January 1 to	September 1 to	Year Ended December 31,				September 30,
	August 31,	December 31,
	2000(1)(2)	2000(2)	2001(2)	2002(2)	2003(2)	2004	2004	2005

	(dollars in thousands, except per barrel data)
Statement of Operations Data:
Net sales	$323,364	$166,305	$453,571	$446,431	$924,792	$2,215,170	$1,574,919	$2,483,791
Operating costs and expenses:
Cost of products sold (exclusive of depreciation and amortization)	301,980	151,216	415,164	399,290	830,667	1,989,917	1,390,484	2,197,795
Direct operating expenses (exclusive of depreciation and amortization)	12,379	4,048	12,230	11,700	41,986	110,006	82,255	90,568
Selling, general and administrative expenses	5,238	2,737	9,995	9,735	11,861	17,239	12,475	26,910
Maintenance turnaround expense	—	—	—	—	—	14,295	14,295	5,884
Depreciation and amortization	5,861	328	984	986	1,698	4,521	3,159	4,411

Total operating costs and expenses	325,458	158,329	438,373	421,711	886,212	2,135,978	1,502,668	2,325,568

Operating income (loss)	(2,094)	7,976	15,198	24,720	38,580	79,192	72,251	158,223
Interest income	709	443	863	350	265	1,022	502	2,494
Interest expense	(1,036)	(1,569)	(3,371)	(1,761)	(3,645)	(5,627)	(4,477)	(4,886)
Amortization of loan fees	—	—	—	(12)	(914)	(2,939)	(2,180)	(1,906)
Write-off of unamortized loan fees	—	—	—	—	—	—	—	(3,287)
Gain (loss) from derivative activities	—	—	—	—	—	(4,018)	(6,062)	(18,582)
Other income (expense), net	—	—	—	2,800	6,822 (3)	(172)	(188)	—

Net income (loss)(4)	$(2,421)	$6,850	$12,690	$26,097	$41,108	$67,458	$59,846	$132,056

Cash Flow Data:
Net cash provided by (used in):
Operating activities(4)	$4,631	$2,699	$29,947	$25,911	$66,452	$87,022	$125,327	$166,370
Investing activities	(1)	(3)	(3)	(52)	(104,730)	(19,045)	(12,743)	(51,222)
Financing activities(4)	(1,191)	(2,003)	(16,768)	(34,825)	84,853	(86,722)	(71,723)	13,435
Other Data:
Adjusted EBITDA(5)	$4,476	$8,747	$17,045	$28,856	$47,365	$94,840	$83,957	$152,430
Capital expenditures	1	3	3	52	3,164	19,045	12,743	51,222
Purchase of refinery assets and inventories	—	—	—	—	101,566	—	—	—
Balance Sheet Data (end of period):
Cash and cash equivalents	$12,222	$12,915	$26,091	$17,125	$63,700	$44,955	$104,561	$173,538
Working capital	(1,083)	7,848	5,487	19,841	115,843	88,735	99,952	214,004
Total assets	173,768	96,605	83,720	86,515	305,249	359,837	407,897	653,307
Total debt	21,009	48,481	37,621	6,339	107,746	55,000	57,500	150,000
Partners’ capital	113,483	7,314	14,096	37,081	68,692	107,592	111,493	175,831
Stockholders’ equity	—	—	—	—	—	—	N/A	N/A
Key Operating Statistics:
Total sales volume (bpd)(6)(7)	35,567	31,189	34,751	36,643	113,004	120,324	118,516	135,556
Total refinery production (bpd)(7)	—	—	—	—	98,588	106,587	103,358	113,452
Total refinery throughput (bpd)(7)(8)	—	—	—	—	101,002	109,145	105,997	115,574
Per barrel of throughput:
Refinery gross margin(7)(9)	—	—	—	—	$4.99	$5.64	$6.35	$9.06
Direct operating expenses(7)(10)	—	—	—	—	$2.75	$2.75	$2.83	$2.87

(1)	Represents results of Western Refining LP prior to a change of ownership on August 31, 2000.

(2)	On August 29, 2003, we acquired certain refinery assets from Chevron. We owned and operated these acquired assets for all of 2004. The information presented herein for 2000, 2001, 2002 and the first eight months (less two days) of 2003 does not include operations from these acquired assets. See “Business — History and Development of the Business — Acquisition of the North Refinery Assets.”

(3)	Primarily consists of a reparations payment from a pipeline company as ordered by the Federal Energy Regulatory Commission.

(4)	Historically, we were not subject to federal or state income taxes due to our partnership structure. Prior to this offering, our net cash provided by operating activities did not reflect any reduction for income tax payments, while net cash used by financing activities reflects distributions to our partners to pay income taxes. After this offering, we will incur income taxes that will reduce net income and cash flows from operations, and we will cease to make any such income tax-related distributions to our equity holders.

(5)	Adjusted EBITDA represents earnings before interest expense, income tax expense, amortization of loan fees, write-off of unamortized loan fees, depreciation, amortization and maintenance turnaround expense. However, Adjusted EBITDA is not a recognized measurement under GAAP. Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of significant turnaround activities (which many of our competitors capitalize and thereby exclude from their measures of EBITDA) and acquisitions, items that may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for significant turnaround activities, capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•	Our calculation of Adjusted EBITDA may differ from the Adjusted EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.
     The following table reconciles net income to Adjusted EBITDA for the periods presented:

	Western Refining LP Historical

							Nine Months
							Ended
	January 1 to	September 1 to	Year Ended December 31,				September 30,
	August 31,	December 31,
	2000(1)	2000	2001	2002	2003	2004	2004	2005

	(dollars in thousands)
Net Income (loss)	$(2,421)	$6,850	$12,690	$26,097	$41,108	$67,458	$59,846	$132,056
Interest expense	1,036	1,569	3,371	1,761	3,645	5,627	4,477	4,886
Income tax expense	N/A	N/A	N/A	N/A	N/A	N/A	—	—
Amortization of loan fees	—	—	—	12	914	2,939	2,180	1,906
Write-off of unamortized loan fees	—	—	—	—	—	—	—	3,287
Depreciation and amortization	5,861	328	984	986	1,698	4,521	3,159	4,411
Maintenance turnaround expense	—	—	—	—	—	14,295	14,295	5,884

Adjusted EBITDA	$4,476	$8,747	$17,045	$28,856	$47,365	$94,840	$83,957	$152,430

(6)	Includes sales of refined products sourced from our refinery production as well as refined products purchased from third parties. Sales of our refinery-sourced production did not start until August 30, 2003. Total sales volume for all of 2003 was 65,138 bpd.

(7)	Data for 2003 is only for the period from August 30, 2003, when we assumed operational responsibility for our integrated refinery, to December 31, 2003.

(8)	Total refinery throughput includes crude oil, other feedstocks and blendstocks.

(9)	Refinery gross margin is a per barrel measurement calculated by dividing the difference between net sales and cost of products sold by our refinery’s total throughput volumes for the respective periods presented. We have experienced losses from derivative activities in each period presented. These derivatives are used to minimize fluctuations in earnings, but are not taken into account in calculating refinery gross margin. Cost of products sold does not include any depreciation or amortization. Refinery gross margin is a non-GAAP performance measure that we believe is important to investors in evaluating our refinery performance as a general indication of the amount above our cost of products that we are able to sell refined products. Each of the components used in this calculation (net sales and cost of products sold) can be reconciled directly to our statement of operations. Our calculation of refinery gross margin may differ from similar calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure. The following table reconciles net sales to refinery gross margin for the periods presented:

	Western Refining LP Historical

							Nine Months
							Ended
	January 1 to	September 1 to	Year Ended December 31,				September 30,
	August 31,	December 31,
	2000(1)(2)	2000(2)	2001(2)	2002(2)	2003(2)(7)	2004	2004	2005

Average per refinery throughput barrel:
Net sales	—	—	—	—	$41.60	$55.45	$54.23	$78.72
Cost of products sold	—	—	—	—	36.61	49.81	47.88	69.66

Refinery gross margin	—	—	—	—	$4.99	$5.64	$6.35	$9.06

(10)	Refinery direct operating expense per throughput barrel is calculated by dividing direct operating expenses by total throughput volumes for the respective periods presented. Direct operating expenses do not include any depreciation or amortization.

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Forward-Looking Statements.”
Company Overview
      We are an independent crude oil refiner and marketer of refined products based in El Paso, Texas and operate primarily in the Southwest region of the U.S., including Arizona, New Mexico and West Texas. Our refinery is located in El Paso and has a crude oil refining capacity of 108,000 bpd. Over 90% of all products produced at our refinery consist of light transportation fuels, including gasoline, diesel and jet fuel. Our refinery also has approximately 4.3 million barrels of storage capacity and a 43,000 bpd product marketing terminal, where our refined products are loaded into tanker trucks for local deliveries.
      We are currently investing significant capital in refinery initiatives that will allow us to improve our crude oil processing flexibility, expand refining capacity, increase production of higher-value refined products and satisfy certain regulatory requirements. These initiatives should be completed by the end of 2007 and are anticipated to cost approximately $175 million. As part of this program, we have recently entered into a sulfuric acid regeneration and sulfur gas processing agreement with DuPont. Under this agreement, DuPont will construct, own, operate and maintain the redundant sulfuric acid regeneration and sulfur gas processing plants comprising the DuPont facility within our refinery complex. The DuPont facility will provide us with the flexibility to efficiently increase our sour crude oil processing from approximately 10% to over 50% of our daily crude oil throughput capacity. In addition, we intend to complete several projects that are expected to expand our total crude oil refining capacity to 115,000 bpd by early 2006 and to 120,000 by the end of 2007. We also plan to increase our current production of Phoenix CBG and maximize the financial benefits derived from the additional pipeline capacity available to us once the Kinder Morgan East Line expansion is completed. Finally, we are upgrading our existing diesel hydrotreater to comply with the ultra low-sulfur diesel requirements of the EPA.
History of Operations
      We acquired a portion of our current refinery, which we refer to as the South Refinery, in 1993. At that time, we also entered into an operating agreement with Chevron under which Chevron physically and operationally combined certain adjacent assets that it owned, which we refer to as the North Refinery assets, with our South Refinery. We later acquired the North Refinery assets from Chevron and terminated the operating agreement in 2003. In connection with this offering, WNR will indirectly hold all of the equity interests in the general partner and the limited partner that own Western Refining LP, which is the entity that will own and operate our refinery.
Major Influences on Results of Operations
      Our earnings and cash flow from operations are primarily affected by the difference between refined product prices and the prices for crude oil and other feedstocks, all of which are commodities. The cost to acquire feedstocks and the price of the refined products that we ultimately sell depend on numerous factors beyond our control. These factors include the supply of, and demand for, crude oil, gasoline and other refined products, which in turn depend on changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and government regulation. While our operating revenues fluctuate significantly with movements in crude oil and refined product prices, it is primarily the spread between crude oil and refined product prices that affects our earnings and cash flow.
      In order to measure our operating performance, we compare our per barrel refinery gross margin to certain industry benchmarks, specifically the Gulf Coast 3/2/1 and West Coast 5/3/2 crack spreads. A 3/2/1 crack spread in a given region is calculated assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel. A 5/3/2 crack spread in a given region is calculated assuming that five barrels of a benchmark crude oil are converted, or cracked, into three barrels of gasoline and two barrels of diesel. We calculate the Gulf Coast 3/2/1 crack spread using the market values of Gulf Coast 87 octane gasoline, Gulf Coast low-sulfur diesel and WTI Cushing crude oil. We calculate the West Coast 5/3/2 crack spread using the market values of Los Angeles 85.5 octane gasoline, Los Angeles low-sulfur diesel and Alaskan North Slope crude oil. The Gulf Coast and West Coast crack spreads are proxies for the per barrel refinery gross margin that a crude oil refiner situated in the Gulf Coast and West Coast region, respectively, would expect to earn if it refined crude oil and sold conventional gasoline and low-sulfur diesel. We calculate our per barrel refinery gross margin by dividing the difference between net sales and cost of products sold by our refinery’s total throughput volume.
      The average Gulf Coast and West Coast crack spreads for 2004 were $6.95 per barrel and $17.96 per barrel, respectively. Crack spreads remained strong in the first nine months of 2005 as product demand growth was robust, particularly in the U.S., China and India, and refining capacity remained limited. During the first nine months of 2005, average Gulf Coast and West Coast crack spreads were $11.75 and $22.63 per barrel, respectively, compared to the first nine months of 2004 average Gulf Coast and West Coast crack spreads of $7.79 and $18.19 per barrel, respectively. Crack spreads were particularly strong in the third quarter of 2005 due to the shut down of numerous Gulf Coast refineries in the aftermath of Hurricanes Katrina and Rita. Crack spreads have declined from such levels in the fourth quarter of 2005. While these crack spread measurements provide a benchmark for our gasoline and diesel margins, they do not take into account other factors that impact our overall refinery gross margins. For example, our refinery gross margin per barrel is reduced by the sale of lower value products such as residuum and propane. In addition, our refinery gross margin is further reduced because our refinery product yield is less than our total refinery throughput volume.
      Tucson and Phoenix reflect a West Coast market pricing structure, while El Paso, Albuquerque and Juárez reflect a Gulf Coast market pricing structure. Our refined products typically sell at a premium to those sold on the Gulf Coast due to high demand growth and limited local refining capacity in our markets. In Phoenix, we also benefit from more stringent fuel specifications that require the use of Phoenix CBG, which is our highest margin product.
      The recently completed Longhorn refined products pipeline runs approximately 700 miles from the Houston area of the Gulf Coast to El Paso and has an estimated maximum capacity of 225,000 bpd of refined products. This pipeline is intended to provide Gulf Coast refiners and other shippers with improved access to markets in West Texas and New Mexico. To date, we have not observed any meaningful deliveries of refined products through the Longhorn pipeline and have not experienced any resulting margin deterioration.
      Our results of operations are also significantly affected by our refinery’s operating costs (other than crude oil purchases), especially the cost of feedstocks and blendstocks (particularly alkylate), natural gas used for fuel and the cost of electricity. Natural gas prices have historically been volatile. For example, natural gas prices ranged between $1.91 and $9.58 per MMbtu between 2002 and 2004. From January 1, 2005 through October 31, 2005, natural gas prices ranged between $5.79 and $14.34 per MMbtu. Typically, electricity prices fluctuate with natural gas prices.
      Demand for gasoline is generally higher during summer months than during winter months due to seasonal increases in highway traffic. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters. The effects of seasonal demand for gasoline are partially offset by seasonality in demand for diesel, which in our region is generally higher in winter months as east-west trucking traffic moves south to avoid winter conditions on northern routes.
      Safety, reliability and the environmental performance of our refinery operations are critical to our financial performance. Unplanned downtime of our refinery generally results in lost refinery gross margin opportunity, increased maintenance costs and a temporary increase in working capital investment and inventory. We attempt to mitigate the financial impact of planned downtime, such as a turnaround or a major maintenance project, through a planning process that considers product availability, margin environment and the availability of resources to perform the required maintenance. As a result, we generally schedule our downtime during the winter months. We expect to perform a maintenance turnaround in early 2006.
      The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Because crude oil and refined products are commodities, we have no control over the changing market value of these inventories. Our inventory is valued at the lower of cost or market value under the LIFO inventory valuation methodology. For periods in which the market price declines below our LIFO cost basis, we could be subject to significant fluctuations in the recorded value of our inventory and related cost of products sold.
      We have terminated, effective in December 2005, our residuum supply agreement with Chevron. We believe that the historical pricing under this agreement reflected a below-market price for our residuum. Beginning in January 2006, we will have the flexibility to sell our residuum to third parties at market-based rates.
      Sour crude oil has historically accounted for approximately 10% of our refinery’s crude oil throughput, but our current capital spending initiatives will provide us with the flexibility to efficiently increase our sour crude oil processing to more than 50% by 2007. We will determine our optimal crude oil slate by first calculating the difference between the value of WTI crude oil and the value of WTS crude oil. We refer to this differential as the sweet/sour spread. While WTS crude oil is less expensive than WTI crude oil, we must also consider the fact that processing WTS crude oil results in greater volumes of lower-margin residuum products. We will weigh the financial impact of these two factors and adjust our crude oil inputs in an attempt to maximize profitability. The average West Texas sweet/sour spread was $4.29 per barrel in the first nine months of 2005, compared to $3.43 per barrel for the same period in 2004. The sweet/sour spread widened in 2004 and the first nine months of 2005 as a result of increased demand for sweet crude oils due to low-sulfur gasoline regulations and higher incremental sour crude oil production. We expect that the growth of sour crude oil production over the next several years will exceed the growth of sweet crude oil production as new discoveries of sour crude oil reserves come to the market from areas such as the deepwater Gulf of Mexico, while sweet crude oil production declines in some major regions such as the North Sea. The need for compliance with low-sulfur fuels standards is also expected to keep demand for sweet crude oil strong relative to sour crude oil.
Factors Impacting Comparability of Our Financial Results
      Our historical results of operations for the periods presented may not be comparable with prior periods or to our results of operations in the future for the reasons discussed below.

Chevron Operating Agreement
      Prior to assuming full ownership and operation of our integrated refinery in August 2003, we had an operating agreement with Chevron, which required Chevron to process approximately 25,000 bpd of crude oil on our behalf and deliver to us approximately 23,750 bpd of refined products. We marketed these refined products along with other refined products acquired from third parties. We paid Chevron a processing fee for each barrel of crude oil processed under the operating agreement, which we accounted for as direct operating expenses on the financial statements. Chevron was entitled to all of the refined products from the refinery other than the 23,750 bpd delivered to us, and Chevron was responsible for all of the operating expenses, environmental compliance costs, maintenance costs and turnaround costs of the refinery.

Acquisition of the North Refinery Assets
      We acquired the North Refinery assets from Chevron on August 29, 2003, at which time we assumed full operational responsibility for the integrated refinery. We also hired substantially all of the operational employees who were working at the refinery at the time of the acquisition. In addition, we hired other non-Chevron employees in areas such as accounting, human resources, environmental and safety, and engineering to support our operations. We owned and operated our refinery for all of 2004. Our refinery operated at an average throughput rate of 109,145 bpd in 2004, including crude oil, other feedstocks and blendstocks. For the last four months of 2003, the average throughput rate was 101,002 bpd. Our production of refined product averaged 106,587 bpd in 2004, compared to 98,588 bpd for the last four months of 2003.

Refinancing and Prior Indebtedness
      In August 2003, we entered into a $125.0 million senior secured term loan facility jointly with our affiliate, Kaston Pipeline Company, or Kaston. We used the proceeds of this term loan to finance our acquisition of the North Refinery assets, and our affiliate used the proceeds to finance the purchase of a crude oil pipeline. At December 31, 2003, our allocated portion of this debt was $107.7 million. On August 31, 2004, Kaston was released from the debt. At December 31, 2004, our debt under this facility was $55.0 million.
      On July 29, 2005, we refinanced the prior term loan with our new $200.0 million term loan facility, under which we borrowed $150.0 million. Subject to certain conditions, the balance of the term loan facility could have been borrowed at any time until November 30, 2005; however, we elected to terminate this commitment as of October 28, 2005. At September 30, 2005, the balance of this loan was $150.0 million. See “— Liquidity and Capital Resources — Indebtedness.”
      In August 2003, we also amended our existing $45.0 million line of credit to increase the amount available to $140.0 million. This line of credit was used primarily to support the issuance of letters of credit in connection with our purchases of crude oil. No amounts were outstanding under this credit facility at December 31, 2003, December 31, 2004, or June 30, 2005. On July 29, 2005, we refinanced this prior line of credit with our new $150.0 million revolving credit facility. See “— Liquidity and Capital Resources — Indebtedness.” At September 30, 2005, there were no amounts outstanding under this refinanced credit facility.
      In connection with these transactions, we incurred $4.8 million in new deferred financing costs that will be amortized over the life of the related facilities. In addition, we recorded an expense of $3.3 million related to the write-off of previously recorded deferred financing costs in July 2005.

Changes in Our Legal Structure
      Our operations are currently conducted by an operating partnership, Western Refining LP. Immediately prior to the closing of this offering, Western Refining LP will merge into a wholly-owned subsidiary of WNR as a result of a series of steps. Following this offering, we will report our results of operations and financial condition as a corporation on a consolidated basis rather than as an operating partnership. For more information about the contribution agreement and our holding company restructuring, please see “Certain Relationships and Related Party Transactions — The Contribution Agreement.”
      Historically, we did not incur income taxes because our operations were conducted by an operating partnership that was not subject to income taxes. Our unaudited pro forma financial statements included in this prospectus, however, include a pro forma adjustment for income taxes, resulting in a pro forma net income adjusted for income taxes. Historically, partnership capital distributions were made to our partners to fund the tax obligations resulting from the partners being taxed on their proportionate share of the partnership’s taxable income. As a consequence of our change in structure, we will recognize deferred tax assets and liabilities to reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. As of September 30, 2005, we estimate that our net deferred tax liability would have been approximately $6.3 million, resulting primarily from accelerated depreciation. In connection with the change to a corporate holding company structure immediately prior to the closing of this offering, we will record income tax expense for the cumulative effect of recording our net deferred tax liability as of the date of conversion. Following this offering, we will incur income taxes under our new holding company structure, and our financial statements will reflect the actual impact of income taxes.
      In connection with this offering, we will assume the obligations under an equity appreciation rights plan that is an obligation of one of the partners of Western Refining LP. We will terminate such plan in exchange for a cash payment of $                    to the participants in such plan. In addition, we will grant such participants restricted shares of our common stock, which will vest ratably each quarter for two years. We will record compensation expense during the quarter in which the offering is completed in an amount equal to the cash payments in excess of the compensation expense previously recorded. As of September 30, 2005, $16.9 million of compensation expense related to this equity appreciation rights plan had been recorded by Western Refining LP. In addition, the fair market value of the restricted stock, determined at the date of grant, will be amortized over the vesting period as compensation expense.
Public Company Expenses
      We believe that our general and administrative expenses will increase as a result of becoming a public company following this offering. We currently anticipate that our total annual general and administrative expenses following the completion of this offering will increase by approximately $2.0 million to $2.5 million. This increase will be due to the cost of tax return preparations, accounting support services, filing annual and quarterly reports with the SEC, increased audit fees, investor relations, directors’ fees, directors’ and officers’ insurance, legal fees and registrar and transfer agent fees, which we expect to incur after the completion of this offering. Our financial statements following this offering will reflect the impact of these increased expenses and will affect the comparability of our financial statements with periods prior to the completion of this offering.
Critical Accounting Policies
      Our accounting policies are described in the notes to our audited financial statements included elsewhere in this prospectus. We prepare our financial statements in conformity with U.S. GAAP. In order to apply these principles, we must make judgments, assumptions and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events, some of which we may have little or no control over. Our critical accounting policies, which are discussed below, could materially affect the amounts recorded in our financial statements.
      Inventories. Our inventories of crude oil and other feedstocks, unfinished products and refined products are priced at the lower of cost or market. Cost is determined using the last-in, first-out, or LIFO, inventory valuation method. Under the LIFO valuation method, the most recent acquisition costs are charged to cost of products sold, and inventories are valued at the earliest acquisition costs. We selected this method because we believe that it more accurately reflects the cost of our current sales. Ending inventory costs in excess of market value are written off and charged to cost of products sold in the period recorded. In subsequent periods, should inventory market values recover, cost of products sold could be favorably impacted compared to current inventory costs under the LIFO method. We determine market value inventory adjustments by evaluating crude oil, refined products and other inventories on an aggregate basis. The current cost of our inventories exceeded LIFO costs by $108.2 million at September 30, 2005.
      Maintenance Turnaround Expense. Our refinery units require regular major maintenance and repairs commonly referred to as “turnarounds.” The required frequency of the maintenance varies by unit but generally is every four years. We expense the cost of maintenance turnarounds when the expense is incurred. These costs are identified as a separate line item in our statement of operations.
      Long-Lived Assets. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the various classes of depreciable assets. When assets are placed in service, we make estimates of what we believe are their reasonable useful lives. We account for impairment of assets in accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. The adoption of SFAS No. 144 did not have an impact on our financial position or results of operations. We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on our judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of dispositions.
      Environmental and Other Loss Contingencies. We record liabilities for loss contingencies, including environmental remediation costs, when such losses are probable and can be reasonably estimated. Environmental costs are expensed if they relate to an existing condition caused by past operations with no future economic benefit. Estimates of projected environmental costs are made based upon internal and third-party assessments of contamination, available remediation technology and environmental regulations. Loss contingency accruals, including those for environmental remediation, are subject to revision as further information develops or circumstances change and such accruals can take into account the legal liability of other parties.
      Financial Instruments and Fair Value. Effective January 1, 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS Nos. 137 and 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities on the balance sheet and that those instruments be measured at fair value. We are exposed to various market risks, including changes in commodity prices. We use commodity futures and swap contracts to reduce price volatility, to fix margins for refined products, and to protect against price declines associated with our crude oil inventories. These transactions historically have not qualified for hedge accounting in accordance with SFAS No. 133 and, accordingly, were marked to market each month. Any gains or losses associated with these transactions are recognized in gain (loss) from derivative activities.
New Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Accounting Standards No. 123R, Share-Based Payment, which will require the expensing of stock options and other share-based compensation payments to employees. Our effective date for adopting this standard will be January 1, 2006. We intend to apply SFAS No. 123R to awards under our new long-term incentive plan and to awards modified, repurchased or canceled after January 1, 2006. The magnitude of the impact of adopting SFAS No. 123R cannot be predicted at this time because it will depend on the levels of share-based incentive awards granted in the future.
      In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN 47, which requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event when the amount can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation under SFAS No. 143. FIN 47 is effective for fiscal years ending after December 15, 2005, and is not expected to materially affect our financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005, and is not expected to have a significant impact on our financial position or results of operations.

      Currently, the Emerging Issues Task Force, or EITF, is addressing the accounting for linked purchase and sale arrangements in EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the same Counterparty. We will monitor the progress of EITF Issue No. 04-13 to ensure that our accounting for our linked purchases and sales complies with the EITF’s final consensus. We do not expect that EITF Issue No. 04-13 will have a significant impact on our financial position or results of operations.
Operating Data
      During 2004, our first full year of operations since our acquisition of the North Refinery assets from Chevron, we averaged over 97.4% utilization of our refinery’s crude oil throughput capacity. The following table sets forth the refining operating statistical information for our refinery for 2002, 2003 and 2004 and for the nine months ended September 30, 2004 and 2005.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002(1)	2003(1)	2004	2004	2005

KEY OPERATING STATISTICS:
Total sales volume (bpd)(2)(3)	36,643	113,004	120,324	118,516	135,556
Average refined product sales price per barrel	$33.38	$38.90	$50.30	$48.50	$67.12
Total refinery production (bpd)(2)	—	98,588	106,587	103,358	113,452
Total refinery throughput (bpd)(2)(4)	—	101,002	109,145	105,997	115,574
Per barrel of throughput:
Refinery gross margin(2)(5)	—	$4.99	$5.64	$6.35	$9.06
Direct operating expenses(2)(6)	—	$2.75	$2.75	$2.83	$2.87
Refinery throughput (bpd)(2)
WTI crude oil	—	87,072	92,181	90,173	96,234
WTS crude oil	—	8,194	8,137	8,038	9,109
Other feedstocks/ blendstocks	—	5,736	8,827	7,786	10,231

Total	—	101,002	109,145	105,997	115,574
Refinery product yields (bpd)(2)
Gasoline	—	55,223	61,437	59,262	65,674
Diesel and jet fuel	—	35,841	37,681	36,773	39,465
Residuum	—	4,955	4,438	4,323	4,893
Other	—	2,569	3,031	3,000	3,420

Total	—	98,588	106,587	103,358	113,452

(1)	On August 29, 2003, we acquired certain refinery assets from Chevron. We owned and operated these acquired assets for all of 2004. The information presented herein for 2002 and the first eight months (less two days) of 2003 does not include operations from these acquired assets. See “Business — History and Development of the Business — Acquisition of the North Refinery Assets.”

(2)	Data for 2003 is only for the period from August 30, 2003, when we assumed operational responsibility for our integrated refinery, to December 31, 2003.

(3)	Includes sales of refined products sourced from our refinery production as well as refined products purchased from third parties. Sales of our refinery sourced production did not start until August 30, 2003. Total sales volume for all of 2003 averaged 65,138 bpd.

(4)	Total refinery throughput includes crude oil, other feedstocks and blendstocks.

(5)	Refinery gross margin is a per barrel measurement calculated by dividing the difference between net sales and cost of products sold by our refinery’s total throughput volumes for the respective periods presented. We have experienced losses from derivative activities in each period presented. These derivatives are used to minimize fluctuations in earnings, but are not taken into account in calculating refinery gross margin. Cost of products sold does not include any depreciation or amortization. Refinery gross margin is a non-GAAP performance measure that we believe is important to investors in evaluating our refinery performance as a general indication of the amount above our cost of products that we are able to sell refined products. Each of the components used in this calculation (net sales and cost of products sold) can be reconciled directly to our statement of operations. Our calculation of refinery gross margin may differ from similar calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure. The following table reconciles net sales to refinery gross margin for the periods presented:

	Western Refining LP Historical

				Nine Months
	Year Ended			Ended
	December 31,			September 30,

	2002(1)	2003(1)(2)	2004	2004	2005

Average per refinery throughput barrel:
Net sales	—	$41.60	$55.45	$54.23	$78.72
Cost of products sold	—	36.61	49.81	47.88	69.66

Refinery gross margin	—	$4.99	$5.64	$6.35	$9.06

(6)	Refinery direct operating expense per throughput barrel is calculated by dividing direct operating expenses by total throughput volumes for the respective periods presented. Direct operating expenses do not include any depreciation or amortization.
Results of Operations
Nine Months Ended September 30, 2005, Compared to the Nine Months Ended September 30, 2004
      Net Sales. Net sales consist primarily of gross sales of refined petroleum products, net of customer rebates or discounts and excise taxes. Net sales were $2,483.8 million for the nine months ended September 30, 2005, compared to $1,574.9 million for the nine months ended September 30, 2004, an increase of $908.9 million, or 57.7%. This increase primarily resulted from significantly higher refined product prices and, to a lesser extent, an increase in our sales volume. Our average sales price per barrel for the nine months ended September 30, 2005, increased by 38.4% to $67.12 from $48.50 for the nine months ended September 30, 2004, due to increased market prices. Market prices increased significantly in the third quarter of 2005 in the aftermath of Hurricanes Katrina and Rita, as a result of temporary increases in refined product prices, which have since declined. Our sales volume increased by 4.5 million barrels, or 13.8%, to 37.0 million barrels for the nine months ended September 30, 2005, compared to 32.5 million barrels for the nine months ended September 30, 2004. The increased sales volume primarily resulted from higher production levels of refined products during the nine months ended September 30, 2005, versus the same period in 2004 because of various projects that improved refinery production and lower production levels in 2004 due to a refinery-wide maintenance turnaround performed during the first quarter of 2004 as well as increased sales of purchased products.
      Cost of Products Sold (exclusive of depreciation and amortization). Cost of products sold includes cost of crude oil, other feedstocks and blendstocks, purchased products for resale, transportation and distribution costs. Cost of products sold was $2,197.8 million for the nine months ended September 30, 2005, compared to $1,390.5 million for the nine months ended September 30, 2004, an increase of $807.3 million, or 58.1%. This increase was primarily a result of higher crude oil prices and, to a lesser extent, increased sales volumes. Our average cost per barrel of crude oil for the nine months ended September 30, 2005, was $55.08, compared to $40.13 for the same period in 2004, an increase of 37.3%. Crude oil prices increased significantly in the third quarter of 2005 in the aftermath of Hurricanes Katrina and Rita but have since declined. Our sales volume increased 13.8% for the nine months ended September 30, 2005, compared to the same period in 2004. Refinery gross margin per barrel increased from $6.35 for the nine months ended September 30, 2004, to $9.06 for the nine months ended September 30, 2005, reflecting improved industry crack spreads.

      Direct Operating Expenses (exclusive of depreciation and amortization). Direct operating expenses include costs associated with the actual operations of our refinery, such as energy and utility costs, catalyst and chemical costs, routine maintenance, labor, insurance, property taxes and environmental compliance costs. Direct operating expenses were $90.6 million for the nine months ended September 30, 2005, compared to $82.3 million for the nine months ended September 30, 2004, an increase of $8.3 million, or 10.1%. This increase primarily resulted from higher energy costs ($2.5 million), additional labor costs ($3.6 million), higher catalyst and chemical costs ($1.4 million), and higher routine maintenance costs ($0.8 million). Direct operating expenses per barrel were $2.87 for the nine months ended September 30, 2005, compared to $2.83 for the nine months ended September 30, 2004.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of corporate overhead and marketing expenses. Selling, general and administrative expenses were $26.9 million for the nine months ended September 30, 2005, compared to $12.5 million for the nine months ended September 30, 2004, an increase of $14.4 million, or 115.2%. The increase primarily resulted from increased deferred compensation expense related to equity appreciation rights granted to certain employees ($10.0 million) and increased bonus accruals ($3.0 million) related to our financial performance.
      Maintenance Turnaround Expenses. Maintenance turnaround expenses include major maintenance and repairs generally done every four years, depending on the processing units involved. Maintenance turnaround expense was $5.9 million for the nine months ended September 30, 2005, compared to $14.3 million for the nine months ended September 30, 2004, a decrease of $8.4 million, or 58.7%. This decrease primarily resulted from a partial turnaround being performed during the first quarter of 2005 versus a refinery-wide turnaround during the first quarter of 2004.
      Depreciation and Amortization. Depreciation and amortization for the nine months ended September 30, 2005, was $4.4 million, compared to $3.2 million for the nine months ended September 30, 2004. The increase was due to the completion of various capital projects in late 2004 and the first nine months of 2005.
      Operating Income. Operating income for the nine months ended September 30, 2005, was $158.2 million, compared to $72.3 million for the nine months ended September 30, 2004, an increase of $85.9 million, or 118.8%. This increase primarily resulted from higher refinery gross margins, an increase in sales volume of 13.8% and a decrease in the cost of maintenance turnarounds ($8.4 million), somewhat offset by higher deferred compensation expense ($10.0 million) and other employee costs ($6.6 million). Refinery gross margin per barrel increased from $6.35 for the nine months ended September 30, 2004, to $9.06 for the nine months ended September 30, 2005, reflecting improved industry crack spreads.
      Interest Expense. Interest expense for the nine months ended September 30, 2005, was $4.9 million, compared to $4.5 million for the same period in 2004, an increase of 8.9%. This increase is primarily related to increased letter of credit fees and the new term loan facility entered into on July 29, 2005.
      Amortization of Loan Fees. Amortization of loan fees for the nine months ended September 30, 2005 was $1.9 million, compared to $2.2 million for the nine months ended September 30, 2004.
      Write-Off of Unamortized Loan Fees. In July 2005, we entered into new term loan and revolving credit facilities. A portion of the proceeds from the new term loan facility was used to retire $50 million of outstanding debt under the August 29, 2003, term loan agreement. Accordingly, we recorded an expense of $3.3 million related to the write-off of previously recorded deferred financing costs.
      Gain (Loss) from Derivative Activities. The net loss from derivative activities was $18.6 million for the nine months ended September 30, 2005, compared to a net loss of $6.1 million for the nine months ended September 30, 2004. These amounts relate to the use of commodity derivatives to manage our price exposure to inventory positions or to fix margins on certain future sales volumes. The difference between the two periods reflects the derivative transactions that were either settled or marked to market during each respective period. The increased loss for the nine months ended September 30, 2005, was primarily attributable to movements in market prices.
      Other Income (Expense), Net. Other income for the nine months ended September 30, 2004 was $0.2 million. There was no corresponding amount for the same period in 2005.

      Income Tax Expense. We did not provide for federal income taxes because we were a partnership, and these taxes were the responsibility of the partners. We did, however, make distributions to our partners to cover their tax obligations. Those distributions are reflected in our financing activities cash flow.
      Net Income. Net income was $132.1 million for the nine months ended September 30, 2005, compared to $59.8 million for the same period in 2004, an increase of $72.3 million, or 120.9%. This increase was attributable to the various factors discussed above. Net income does not include income taxes because we were a partnership, and these taxes were the responsibility of the partners.

Fiscal Year Ended December 31, 2004, Compared to Fiscal Year Ended December 31, 2003
      Net Sales. Net sales for 2004 were $2,215.2 million, compared to $924.8 million for 2003, an increase of $1,290.4 million, or 139.5%. This increase primarily resulted from the acquisition of the North Refinery assets and the assumption of operational responsibility for the fully integrated refinery on August 29, 2003. Our sales volume for 2004 was 44.0 million barrels at an average sales price of $50.30 per barrel, compared to 23.8 million barrels at an average sales price of $38.90 per barrel for 2003. Our total production of refined products was 39.0 million barrels in 2004, compared to 12.2 million barrels for the last four months of 2003.
      Cost of Products Sold (exclusive of depreciation and amortization). Cost of products sold was $1,989.9 million for 2004, compared to $830.7 million for 2003, an increase of $1,159.2 million, or 139.5%. This increase primarily resulted from the acquisition of the North Refinery assets and the assumption of operational responsibility for our integrated refinery on August 29, 2003. Total refinery throughput for 2004 was 39.9 million barrels, compared to 12.5 million barrels for the last four months of 2003. Included in cost of products sold was approximately 25,000 bpd of crude oil that we purchased for processing under the operating agreement with Chevron. This operating agreement was terminated on August 29, 2003. Refining operating margin per barrel increased from $4.99 in 2003 to $5.64 in 2004, reflecting improved industry crack spreads.
      Direct Operating Expenses (exclusive of depreciation and amortization). Direct operating expenses were $110.0 million for 2004, compared to $42.0 million for 2003, an increase of $68.0 million, or 161.9%. This increase resulted from the acquisition of the North Refinery assets and the assumption of operational responsibility for our integrated refinery on August 29, 2003. There were approximately four months of direct operating expenses in 2003 compared to a full year for 2004 plus crude oil processing fees incurred during the first eight months of 2003 prior to the acquisition. Direct operating expenses were comparable on a per barrel basis between 2003 and 2004.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $17.2 million for 2004, compared to $11.9 million for 2003, an increase of $5.3 million, or 44.5%. This increase primarily resulted from higher personnel costs, including deferred compensation expenses ($4 million).
      Maintenance Turnaround Expense. Maintenance turnaround expense was $14.3 million for 2004, which occurred in the first half of 2004. We did not have any maintenance turnaround expense in the last four months of 2003, during which we owned and operated our integrated refinery.
      Depreciation and Amortization. Depreciation and amortization for 2004 was $4.5 million, compared to $1.7 million for 2003. The increase was due to the acquisition of the North Refinery assets ($1.3 million) and due to the completion of various capital projects in 2004 ($1.2 million).
      Operating Income. Operating income for 2004 was $79.2 million, compared to $38.6 million for 2003, an increase of $40.6 million, or 105.2%. This increase was primarily attributable to the acquisition of the North Refinery assets in August 2003.
      Interest Expense. Interest expense for 2004 was $5.6 million, compared to $3.6 million for 2003, an increase of $2.0 million. This increase primarily related to a full year of interest expense on outstanding term debt from our incurrence of $109.9 million of indebtedness for the acquisition of the North Refinery assets in August 2003.

      Amortization of Loan Fees. Amortization of loan fees for 2004 was $2.9 million, compared to $0.9 million for 2003, an increase of $2.0 million. The amortization was related to debt issuance costs related to our term loan and revolving credit facility.
      Gain (Loss) from Derivative Activities. The loss from derivative activities was $4.0 million for the 2004, with no corresponding amount for 2003. These amounts relate to the use of forward and swap contracts to reduce price volatility, to fix margins for refined products, and to protect against price declines associated with our crude oil inventories. The loss in 2004 relates to transactions either settled or marked to market during 2004, with no corresponding transactions in 2003.
      Other Income (Expense), Net. Other expense for 2004 was $0.2 million, compared to other income of $6.8 million for 2003. The primary difference related to a pipeline tariff recovery fee of $6.8 million received in 2003.
      Income Tax Expense. We did not provide for federal income taxes because we were a partnership, and these taxes were the responsibility of the partners. We did, however, make distributions to our partners to cover their tax obligations. Those distributions are reflected in our financing activities cash flow.
      Net Income. Net income was $67.5 million for 2004, compared to $41.1 million for 2003, an increase of $26.4 million, or 64.2%. This increase was attributable to the various factors discussed above. Net income does not include income taxes because we were a partnership, and these taxes were the responsibility of the partners.

Fiscal Year Ended December 31, 2003, Compared to Fiscal Year Ended December 31, 2002
      Net Sales. Net sales for 2003 were $924.8 million, compared to $446.4 million for 2002, an increase of $478.4 million, or 107.2%. This increase primarily resulted from the acquisition of the North Refinery assets on August 29, 2003. Our sales volume for 2003 was 23.8 million barrels at an average sales price of $38.90 per barrel, compared to 13.4 million barrels at an average sales price of $33.38 per barrel for 2002. Our total production of refined products was 12.2 million barrels for the last four months of 2003.
      Cost of Products Sold (exclusive of depreciation and amortization). Cost of products sold was $830.7 million for 2003, compared to $399.3 million for 2002, an increase of $431.4 million, or 108.0%. This increase primarily resulted from the acquisition of the North Refinery assets. Total refinery throughput for the last four months of 2003 was 12.5 million barrels. Included in 2003 and 2002 cost of products sold were 25,000 bpd of crude oil that we purchased for processing under the operating agreement with Chevron. This agreement was terminated in August 2003, at the time of the acquisition of the North Refinery assets from Chevron.
      Direct Operating Expenses (exclusive of depreciation and amortization). Direct operating expenses were $42.0 million for 2003 compared to $11.7 million for 2002, an increase of $30.3 million, or 259.0%. The increase primarily resulted from the operating costs associated with assuming ownership and operational control of the refinery in August 2003, versus the crude oil processing costs paid to Chevron.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $11.9 million for 2003, compared to $9.7 million for 2002, an increase of $2.2 million, or 22.7%. This increase primarily resulted from higher personnel expenses and other costs needed to support the acquisition of the North Refinery assets.
      Depreciation and Amortization. Depreciation and amortization for 2003 was $1.7 million, compared to $1.0 million for 2002. The increase primarily resulted from the acquisition of the North Refinery assets.
      Operating Income. Operating income for 2003 was $38.6 million, compared to $24.7 million for 2002, an increase of $13.9 million, or 56.3%. This increase primarily resulted from the acquisition of the North Refinery assets.
      Interest Expense. Interest expense for 2003 was $3.6 million, compared to $1.8 million for 2002, an increase of $1.8 million. This increase primarily related to outstanding term debt from our incurrence of

$109.9 million of indebtedness in August 2003, related to the acquisition of the North Refinery assets. Long-term debt totaled $107.7 million at December 31, 2003, compared to $6.3 million at December 31, 2002.
      Amortization of Loan Fees. Amortization of loan fees for 2003 was $0.9 million and was negligible in 2002. The amortization was related to debt issuance costs related to our term loan and revolving credit facility.
      Other Income (Expense), Net. Other income for 2003 was $6.8 million, compared to $2.8 million for 2002, an increase of $4.0 million. The amount for 2003 was primarily related to a pipeline tariff recovery of $6.8 million. The amount for 2002 included a $2.8 million environmental recovery received.
      Income Tax Expense. We did not provide for federal income taxes because we were a partnership and these taxes were the responsibility of the partners. We did, however, make distributions to our partners to cover their tax obligations. Those distributions are reflected in our financing activities cash flow.
      Net Income. Net income was $41.1 million for 2003, compared to $26.1 million for 2002, an increase of $15.0 million, or 57.5%. This increase was attributable to the various factors discussed above. Net income does not include income taxes because we were a partnership and these taxes were the responsibility of the partners.
Liquidity and Capital Resources

Cash Flows
      The following table sets forth our cash flows for the years ended December 31, 2002, 2003 and 2004, and for the nine months ended September 30, 2004 and 2005.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(dollars in thousands)
Cash flows provided by (used in) operating activities	$25,911	$66,452	$87,022	$125,327	$166,370
Cash flows provided by (used in) investing activities	(52)	(104,730)	(19,045)	(12,743)	(51,222)
Cash flows provided by (used in) financing activities	(34,825)	84,853	(86,722)	(71,723)	13,435

Net (decrease) increase in cash and cash equivalents	$(8,966)	$46,575	$(18,745)	$40,861	$128,583

Cash Flows Provided By (Used In) Operating Activities
      Net cash provided by operating activities for the nine months ended September 30, 2005, was $166.4 million compared to $125.3 million for the same period in 2004. The most significant provider of cash for the first nine months of 2005 was our increased net income. Other significant providers of cash during the same period included a $26.7 million reduction in inventory and an increase in accounts payable of $115.9 million, primarily related to crude oil and blendstock purchases. The most significant use of cash for operating activities in the first nine months of 2005 was a $133.6 million increase in accounts receivable, primarily as a result of higher sales prices. The most significant providers of cash flow from operating activities for the first nine months of 2004 were our net income and an increase in accounts payable of $80.5 million, primarily related to crude oil purchases. The most significant use of cash for operating activities for the nine month period ended September 30, 2004, was an increase in accounts receivable of $39.6 million.
      Net cash provided by operating activities for 2004 was $87.0 million. Operating cash flows for 2004 were primarily attributable to net income of $67.5 million, which resulted from the North Refinery asset acquisition and higher refining margins. Other factors impacting operating cash flow for 2004 were an increase in accounts payable related to crude oil purchases, an increase in accounts receivable and an increase in inventories.
      Net cash provided by operating activities for 2003 was $66.5 million. Operating cash flows for 2003 were primarily impacted by net income of $41.1 million, an increase in accounts payable related to crude oil purchases and an increase in accounts receivable.
      Net cash provided by operating activities for 2002 was $25.9 million, primarily as a result of net income of $26.1 million.

Cash Flows Provided By (Used In) Investing Activities
      Net cash used in investing activities, all relating to capital expenditures, for the nine months ended September 30, 2005 and 2004, was $51.2 million and $12.7 million, respectively. The capital spending in 2005 was primarily for our ultra low-sulfur diesel project and small improvement projects at the refinery. The capital spending in 2004 primarily related to small improvement projects. See “— Capital Spending” below for a discussion of 2005 and 2006 anticipated capital expenditures.
      Net cash used in investing activities for 2004 was $19.0 million, all attributable to capital expenditures. The capital expenditures were primarily related to small improvement projects and, to a lesser extent, spending on our ultra low-sulfur diesel project.
      Net cash used in investing activities for 2003 was $104.7 million, primarily attributable to our acquisition of the North Refinery assets from Chevron. We acquired these refinery assets and certain inventories for $101.6 million on August 29, 2003.
      Net cash used in investing activities for 2002 was $52,000 for small capital expenditures.

Cash Flows Provided By (Used In) Financing Activities
      Net cash provided by financing activities for the nine months ended September 30, 2005, was $13.4 million. Net cash used by financing activities for the nine months ended September 30, 2004, was $71.7 million. Cash provided by financing activities for the first nine months of 2005 included $150 million in loan proceeds from our new term loan facility. The primary uses of cash for the first nine months of 2005 were for debt repayments of $55.0 million related to the prior term loan, capital distributions of $76.8 million to the partners, primarily to cover their partnership tax obligations and as discretionary distributions, and debt issuance costs of $4.8 million related to the new term loan and revolving credit facilities. The primary uses of cash for the nine month period ended September 30, 2004, were debt repayments of $50.2 million, capital distributions of $20.0 million, primarily for partnership tax obligations, and $1.4 million in debt issuance costs related to term loan amendments.
      Net cash used in financing activities was $86.7 million for 2004. The primary uses of cash included $52.7 million for debt repayments, capital distributions of $32.5 million, primarily for partnership tax obligations, and $1.4 million in debt issuance costs.
      Net cash provided by financing activities for 2003 was $84.9 million. The provider of cash for financing activities was new term debt in the amount of $109.9 million entered into on August 29, 2003, related to the acquisition of the North Refinery assets from Chevron. Uses of cash for financing activities included $8.5 million for repayments of debt, $9.5 million for capital distributions, primarily for partnership tax distributions, and $7.1 million in debt issuance costs.
      Net cash used in financing activities for 2002 was $34.8 million, which included $31.3 million for repayment of debt, and $3.1 million for capital distributions, primarily for partnership tax distributions.

Working Capital
      Our primary sources of liquidity are cash generated from our operating activities, existing cash balances and existing credit facilities. We believe that our cash flows from operations, borrowings under our revolving credit facility, proceeds from this offering and other capital resources will be sufficient to satisfy our expected cash needs associated with our existing operations over the next 12-month period. Our ability to generate sufficient cash flow from our operating activities will continue to be primarily dependent on producing or purchasing, and selling, sufficient quantities of refined products at margins sufficient to cover fixed and variable expenses. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors. See “Risk Factors.”
      Working capital at September 30, 2005, was $214.0 million, consisting of $533.4 million in current assets and $319.4 million in current liabilities. Working capital at December 31, 2004, was $88.7 million, consisting of $286.6 million in current assets and $197.9 million in current liabilities.
      Working capital at December 31, 2003, was $115.8 million. The primary reason for the reduction in working capital subsequent to December 31, 2003, was the utilization of $52.7 million of cash for debt reduction during 2004.
      In addition, we had available borrowing capacity under our revolving line of credit of $79.2 million at September 30, 2005, and $68.9 million at December 31, 2004.

Indebtedness
      Following this offering, we will have no outstanding indebtedness and up to $150 million of borrowing availability (subject to a borrowing base), under our revolving credit facility. At September 30, 2005, we had $69.3 million face value of letters of credit outstanding under our revolving credit facility, which reduced availability under that facility. See “— Letters of Credit.”
      Revolving Credit Facility. On July 29, 2005, we entered into the revolving credit facility with a group of banks led by Bank of America, N.A. The revolving credit facility matures on July 28, 2010. The revolving credit facility is a collateral-based facility with total borrowing capacity, subject to borrowing base amounts based upon eligible receivables and inventory, of up to $150 million (which can be expanded to $200 million), and provides for letters of credit. There was no debt outstanding under the revolving credit facility at September 30, 2005, and as of that date, we had availability of $79.2 million due to outstanding letters of credit. See “— Letters of Credit.” The revolving credit facility, secured by certain cash, accounts receivable and inventory, can be used for working capital and capital expenditures, certain permitted distributions and general corporate purposes. The revolving credit facility provides for a quarterly commitment fee of 0.375% per annum, subject to adjustment based upon our leverage ratio, and letter of credit fees of 1.875% per annum, subject to adjustment based upon our leverage ratio. Borrowing rates are initially based on LIBOR plus 1.875%, subject to adjustment based upon our leverage ratio. Availability under the revolving credit facility is subject to the accuracy of representations and warranties and absence of a default. The revolving credit facility contains customary restrictive covenants, including limitations on debt, investments and dividends and financial covenants relating to minimum net worth, minimum interest coverage and maximum leverage. We were in compliance with these covenants at September 30, 2005. In addition, the revolving credit facility contains an event of default provision that will be triggered if the current beneficial ownership of Western Refining LP falls below 30%. As a result of the changes contemplated by this offering, we expect that certain technical amendments to the revolving credit facility will be required.
      Term Loan Facility. On July 29, 2005, we also entered into the delayed-draw term loan facility arranged by Banc of America Securities LLC. The term loan facility matures on July 27, 2012. The term loan facility provides for loans of up to $200 million, which are available in $150 million and $50 million tranches. We borrowed $150 million under this facility on July 29, 2005, and subject to certain conditions, the remaining $50 million under the term loan facility could have been borrowed at any time until November 30, 2005. On October 28, 2005, we elected to terminate the remaining $50 million of availability under the term loan facility. Debt outstanding under the term loan facility was $150 million at September 30, 2005. The term loan facility, which is secured by our fixed assets, including our refinery, was used to refinance certain of our indebtedness and can be used for working capital and capital expenditures, certain permitted distributions and general corporate purposes. The term loan facility provided for a commitment fee of 0.75% per annum on the $50 million tranche until it was terminated. Borrowing rates are initially based on LIBOR plus 2.5% or prime plus 1.5%, which decreases upon achievement of certain ratings targets. The term loan facility contains customary restrictive covenants, including limitations on debt, investments and dividends and financial covenants relating to minimum equity, minimum interest coverage and maximum leverage. We were in compliance with these covenants at September 30, 2005. In addition, the term loan facility contains an event of default provision that will be triggered if the current beneficial ownership of Western Refining LP falls below 30%. We will use the net proceeds of this offering to pay in full our outstanding borrowings under the term loan facility.

Letters of Credit
      Our revolving credit facility provides for the issuance of letters of credit. We issue letters of credit and cancel them on a monthly basis depending upon our need to secure crude oil purchases. At September 30, 2005, there were $69.3 million face value of irrevocable letters of credit outstanding, issued almost exclusively to crude oil suppliers. We anticipate that the total amount of irrevocable letters of credit that will be outstanding at the end of the month in which this offering is completed will be comparable to the amount outstanding on September 30, 2005.

Capital Spending
      Our capital expenditure budget for 2005 is $93 million. As of September 30, 2005, we had incurred $51.2 million in capital expenditures, a significant portion of which related to our ultra low-sulfur diesel hydrotreater. Our capital expenditure budget is $69 million for 2006 and $41 million for 2007. This discussion should be read in conjunction with “Business — Environmental Regulation.”

	2005	2006	2007

	(dollars in millions)
Sustaining Maintenance	$8	$9	$8
Discretionary	24	33	19
Regulatory	61	27	14

Total	$93	$69	$41
      Sustaining Maintenance. Sustaining maintenance capital expenditures are those related to minor replacement of assets, major repairs and maintenance of equipment and other recurring capital expenditures.
      Discretionary Projects. Discretionary project capital expenditures are those driven primarily by the economic returns that such projects can generate for us. These expenditures are for the connections and ancillary equipment relating to the DuPont facility and the projects relating to our crude oil and vacuum distillation units that will allow us to increase our refinery’s crude oil throughput to 115,000 bpd by early 2006 and 120,000 bpd by the end of 2007. We estimate that the expenditures relating to the DuPont facility will total approximately $36 million, of which $10 million will be spent in 2005, $15 million will be spent in 2006 and the balance will be spent in 2007. We estimate the upgrade to the crude oil and vacuum distillation units cost will be approximately $23 million, of which $7 million will be spent in 2005, $10 million will be spent in 2006 and the balance will be spent in 2007. These expenditures are also for efficiency improvements to our FCCU, alkylation unit and naphtha splitting unit, which are projects that will allow us to process the additional crude oil volume. The FCCU project will cost approximately $5.0 million, of which $2 million will be spent in 2005 and $3 million will be spent in 2006. Upon completion, these projects (including the DuPont facility) should allow us to increase crude oil throughput to 115,000 bpd in 2006 and 120,000 bpd by the end of 2007, provide us with the flexibility to shift the crude oil feedstock toward a higher percentage of WTS crude oil, and increase production of higher-value products.
      Regulatory Projects. Regulatory projects are undertaken to comply with various regulatory requirements. Our low-sulfur fuel projects are regulatory investments, driven primarily by our need to meet low-

sulfur fuel regulations under a small refiner’s exemption. Management’s strategy for meeting the low-sulfur gasoline and ultra low-sulfur diesel regulations is to meet the 15 parts per million, or ppm, diesel specification by June 1, 2006. With the small refiner exemption, we can then defer compliance with the low-sulfur gasoline regulations until January 1, 2011. The estimated cost of complying with the ultra low-sulfur diesel fuel specifications is $55 million plus the cost of constructing a related hydrogen plant, which we estimate to be approximately $25 million. The estimated cost of complying with the low-sulfur gasoline specifications is $97 million, which is expected to be incurred primarily in 2010. In addition, we have various other regulatory capital projects that we estimate will cost approximately $4 million in 2005, approximately $11 million in 2006 and approximately $7 million in 2007, of which a flare gas recovery project is a major component. Another major component of the regulatory capital projects estimates is nitrogen oxides (NOx) controls, which include large scale projects beginning in 2006.
      The estimated capital expenditures for regulatory projects described above are summarized in the table below. If we were to lose our status as a small refiner, expenditures for the low-sulfur gasoline requirements would be accelerated.

						2010 and
	2005	2006	2007	2008	2009	Thereafter	Total

	(dollars in millions)
Low-sulfur gasoline	$—	$—	$—	$—	$—	$97	$97
Ultra low-sulfur diesel	49	6	—	—	—	—	55
Hydrogen plant	8	10	7	—	—	—	25
Various other regulatory projects	4	11	7	5	1	8	36

Total	$61	$27	$14	$5	$1	$105	$213

Contractual Obligations and Commercial Commitments
      Information regarding our contractual obligations of the types described below as of September 30, 2005, is set forth in the following table.

	Payments Due by Period

	Less than			More Than
Contractual Obligations	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(dollars in thousands)
Long-term debt obligations(1)	$2,000	$4,000	$4,000	$140,000	$150,000
Capital lease obligations	—	—	—	—	—
Operating lease obligations	78	82	—	—	160
Purchase obligations	—	—	—	—	—
Other obligations(2)(3)(4)	3,011	22,778	22,784	5,763	54,336

Total obligations	$5,089	$26,860	$26,784	$145,763	$204,496

(1)	We expect to repay all of our outstanding indebtedness with a portion of the proceeds from this offering.

(2)	In June 2005, the Company entered into a sulfuric acid regeneration and sulfur gas processing agreement with DuPont. Under the agreement, the Company will have a long-term commitment to purchase services for use by its refinery. Upon completion of the project, which is expected to occur by the end of 2007, the annual commitment for these services will range from $10.0 million increasing to $16.0 million per year over the next 20 years. Prior to this agreement, the Company incurred direct operating expenses related to sulfuric acid regeneration under a short-term agreement. The future payments are not included in the table, as payments do not commence until completion of the project.

(3)	In August 2005, the Company entered into a Throughput and Distribution Agreement and associated Storage Agreement with Magellan Pipeline Company, L.P. Under these agreements, the Company will have a long-term commitment beginning in February 2006 to provide for the transportation and storage of alkylate and other refined products from the Gulf Coast to our Refinery via the Magellan South System. The minimum payment commitments are included in the table.

(4)	We are obligated to make future expenditures related to our pension and post-retirement obligations. Payments related to our pension are not fixed and cannot be reasonably determined beyond 2005; therefore, they are not included in the table. We contributed $966,000 to the pension plan in the second quarter of 2005. Estimated post-retirement obligation payments are included in the table. Our pension and post-retirement obligations are discussed in Note 7 of the Notes to Financial Statements.

Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements.
Quantitative and Qualitative Disclosure About Market Risk
      Changes in commodity prices and interest rates are our primary sources of market risk.

Commodity Price Risk
      We are exposed to market risks related to the volatility of crude oil and refined product prices, as well as volatility in the price of natural gas used in our refinery operations. Our financial results can be affected significantly by fluctuations in these prices, which depend on many factors, including demand for crude oil, gasoline and other refined products, changes in the economy, worldwide production levels, worldwide inventory levels and governmental regulatory initiatives. Our risk management strategy identifies circumstances in which we may utilize the commodity futures market to manage risk associated with these price fluctuations.
      In order to manage the uncertainty relating to inventory price volatility, we have consistently applied a policy of maintaining inventories at or below a targeted operating level. In the past, circumstances have occurred, such as turnaround schedules or shifts in market demand that have resulted in variances between our actual inventory level and our desired target level. We may utilize the commodity futures market to manage these anticipated inventory variances.
      We maintain inventories of crude oil, other feedstocks and blendstocks, and refined products, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. As of September 30, 2005, we held approximately 3.3 million barrels of crude oil, refined product and other inventories valued under the LIFO valuation method with an average cost of $35.53 per barrel. Current cost exceeded carrying value of LIFO costs by $108.2 million. We refer to this excess as our LIFO reserve.
      In accordance with SFAS No. 133, all commodity futures contracts are recorded at fair value and any changes in fair value between periods is recorded in the other income (expense) section as gain (loss) from derivative activities.
      We selectively utilize commodity derivatives to manage our price exposure to inventory positions or to fix margins on certain future sales volumes. The commodity derivative instruments may take the form of futures contracts or price swaps and are entered into with counterparties that we believe to be creditworthy. We have elected not to designate these instruments as cash flow hedges for financial accounting purposes. Therefore, changes in the fair value of these derivative instruments are included in income in the period of change. Net gains or losses are reflected in gain (loss) from derivative activities at the end of each period. For the nine months ended September 30, 2005, we had $18.6 million in net realized and unrealized losses accounted for using mark-to-market accounting.
      At September 30, 2005, we had open commodity derivative instruments consisting of price swaps on 1.5 million barrels of refined products, primarily to fix margins on fourth quarter 2005 refined product sales. These open instruments had total unrealized net losses at September 30, 2005, of approximately $9.1 million.
      During the nine months ended September 30, 2005, we did not have any derivative instruments that were designated and accounted for as hedges.

Interest Rate Risk
      As of September 30, 2005, all of our $150 million of outstanding debt was at floating interest rates. An increase of 1.0% in the LIBOR rate would result in an increase in our interest expense of approximately $1.5 million per year. After giving effect to this offering and the application of the proceeds thereof, we would have no outstanding floating interest rate debt.

REFINING INDUSTRY OVERVIEW
      Refining is the process of separating the wide spectrum of hydrocarbons present in crude oil for the purpose of converting them into refined products, such as gasoline and diesel fuel. Refining is primarily a margin-based business where both the feedstocks and refined products are commodities. Refiners generate profits by selling refined products at prices higher than the costs of acquiring crude oil and converting them into refined products. The refining industry is currently characterized by shortage of domestic capacity, high utilization rates, increased crack spreads, large differentials between sweet and sour crude oil prices, and increasingly stringent fuel standards.

Market Trends
      The supply and demand fundamentals of the domestic refining industry have improved since the 1990s and are expected to remain favorable as the growth in demand for refined products continues to exceed increases in refining capacity. Over the next two decades, the EIA projects that U.S. demand for refined products will grow at an average of 1.5% per year compared to total domestic refining capacity growth of only 1.3% per year. Approximately 83.3% of the projected demand growth is expected to come from the increased consumption of light refined products (including gasoline, diesel, jet fuel and liquefied petroleum gas), which are more difficult and costly to produce than heavy refined products (including asphalt and carbon black oil). According to the EIA, domestic refining capacity decreased approximately 8% between January 1981 and January 2005 from 18.6 million bpd to 17.1 million bpd. The primary factor contributing to this decline was a decrease in the number of U.S. refineries, from a peak of 324 in 1981 to 148 in January 2005. In order to meet the increasing demands of the market, U.S. refineries have pursued efficiency measures to improve existing production levels. These efficiency measures and other incremental capacity increases have raised capacity by approximately 1% per year since 1993.
      According to the EIA, between 1981 and 2004, refinery utilization increased from 69% to 93%. The trend toward improving utilization levels has been driven by several factors, including the fact that no new major refineries have been built in the U.S. since 1976, demand for refined products continues to increase, many small refineries have been closed and permitting requirements have constrained refiners’ ability to increase capacity. Over the next 20 years, the EIA projects that utilization will remain high relative to historic levels, ranging from 92% to 95% of design capacity.
          Source: EIA

      Although refining margins (which are the difference between the per barrel prices for refined products and the cost of crude oil) have been volatile over the short-term due to storage levels, seasonal demand, refinery outages and extreme weather conditions, longer-term averages have steadily increased over the last 10 years as a result of the improving fundamentals for the refining industry. For example, the Gulf Coast 3/2/1 crack spread averaged $2.97 per barrel from 1994 through 1998 compared to $4.89 per barrel from 2000 to 2004. The following chart shows a rolling average of the Gulf Coast 3/2/1 crack spread from 1994 through September 2005:
                                Source: Bloomberg L.P.
     As the global economy has improved, worldwide crude oil demand has increased, and OPEC and other producers have tended to incrementally produce more sour crude oils. We believe that the combination of increasing worldwide supplies of lower cost sour crude oils and increasing demand for sweet crude oils will provide a cost advantage to refineries with configurations that are able to process sour crude oils.
      We expect refined products that meet new and evolving fuel specifications will account for an increasing share of total fuel demand, which will benefit refiners who are able to efficiently produce these fuels. As part of the Clean Air Act, major metropolitan areas in the U.S. with air pollution problems must require the sale and use of reformulated gasoline meeting certain environmental standards in their jurisdictions. Cleaner burning gasoline, such as Phoenix CBG, enables refineries capable of producing such refined products to achieve higher margins.
      Due to a lack of domestic refining capacity, the U.S. is a net refined product importer. Imports, largely from northwest Europe and Asia, accounted for almost 14% of total U.S. consumption in 2004. The level of imports generally increases during periods when refined product prices in the U.S. are materially higher than in Europe and Asia. However, the competitive threat from foreign refiners is limited by U.S. fuel specifications and increasing foreign demand for refined products, particularly for light transportation fuels.
      However, our industry is cyclical and volatile and has undergone downturns in the past. See “Risk Factors.”

Refinery Location/ Southwest Region
      A refinery’s location can have an important impact on its refining margins because location can influence access to feedstocks and the efficient distribution of refined products. The map below shows the five regions in the U.S. (called Petroleum Administration for Defense Districts, or PADDs), which have historically experienced varying levels of refining profitability due to regional market conditions. There is also variation within each region. For example, our region consists of the western portion of PADD III (New Mexico and West Texas) but not the highly competitive Gulf Coast market in the eastern portion of PADD III, and the eastern portion of PADD V (Arizona), which lacks refining capacity and relies upon pipelines from Texas through El Paso and the West Coast market. Refined products in our markets are supplied from the seven refineries in the Southwest region as well as from refined product pipelines from outside markets, including the Gulf Coast and the West Coast (primarily Los Angeles).
      Refined product pricing in our region benefits from the supply constraints generally described above. The Phoenix and Tucson markets, in particular, have a shortage of refining capacity and limited pipeline availability, which results in refineries serving these markets earning a premium on product sales compared to refineries serving other markets. These constraints are anticipated to persist as the potential for increased competition from West Coast refineries is limited by California’s regulatory environment, projected California demand growth and high costs associated with capacity expansions. Pricing differences between Phoenix, El Paso and Gulf Coast regular and premium gasolines are shown in the following table (in cpg):

	Regular Gasoline

	Gulf Coast	Phoenix	El Paso
	Price(1)	Price(2)	Price(2)

2005 (YTD 10/31/05)	160.2	187.3	172.5
2004	116.3	151.7	124.8
2003	86.7	123.3	98.9

	Premium Gasoline

	Gulf Coast	Phoenix	El Paso
	Price(1)	Price(2)	Price(2)

2005 (YTD 10/31/05)	169.6	200.8	182.1
2004	122.0	164.1	134.1
2003	92.2	134.9	107.9
Source: Oil Price Information Service (OPIS)

(1)	Average spot price.

(2)	Average price for products sold at product marketing terminals in the location indicated.
     The information in this section and elsewhere in this prospectus includes market share and industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Our internal research and forecasts are based upon management’s understanding of industry conditions, and such information has not been verified by any independent sources. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We do not know what assumptions regarding general economic growth were used in preparing the forecasts that we cite. Statements as to our position relative to our competitors refer to the most recent available data.

BUSINESS
Overview
      We are an independent crude oil refiner and marketer of refined products based in El Paso, Texas and operate primarily in the Southwest region of the United States, including Arizona, New Mexico and West Texas. Our refinery is located in El Paso and has a crude oil refining capacity of 108,000 bpd. Over 90% of all products produced at our refinery consist of light transportation fuels, including gasoline, diesel and jet fuel. Our refinery also has approximately 4.3 million barrels of storage capacity and a 43,000 bpd product marketing terminal, where our refined products are loaded into tanker trucks for local deliveries.
      Our refinery benefits from access to both crude oil and refined product pipelines. Crude oil is delivered to our refinery via a pipeline owned and operated by Kinder Morgan. The pipeline has access to most of the producing oil fields in the Permian Basin in Texas and New Mexico, thereby providing us with a supply of crude oil from fields with long reserve lives. We also have access to blendstocks and refined products from the Gulf Coast through the Magellan South System pipeline that runs from the Gulf Coast to our refinery. Our refined products are delivered to Tucson and Phoenix, Arizona through the Kinder Morgan East Line, which is currently being expanded, and to Albuquerque, New Mexico and Juárez, Mexico through pipelines owned by Chevron. We also supply our refined products at our product marketing terminal and rail loading facilities in El Paso.
      Because of our refinery’s location in El Paso, we are well-situated to serve two different geographical markets and thereby diversify our market pricing exposure. Tucson and Phoenix reflect a West Coast market pricing structure, while El Paso, Albuquerque and Juárez reflect a Gulf Coast market pricing structure. Our refined products typically sell at a premium to those sold on the Gulf Coast due to our advantageous location in El Paso. In Phoenix, we also benefit from more stringent fuel specifications that require the use of cleaner burning gasoline, or Phoenix CBG, which is our highest-margin product.
      We are currently investing significant capital in refinery initiatives that will allow us to improve our crude oil processing flexibility, expand refining capacity, increase production of higher-value refined products and satisfy certain regulatory requirements. These initiatives should be completed by the end of 2007 and are anticipated to cost approximately $175 million. As part of this program, we have recently entered into a sulfuric acid regeneration and sulfur gas processing agreement with DuPont. Under this agreement, DuPont will construct, own, operate and maintain redundant sulfuric acid regeneration and sulfur gas processing plants, which we refer to as the DuPont facility, within our refinery complex. The DuPont facility will provide us with the flexibility to efficiently increase our sour crude oil processing from approximately 10% to over 50% of our daily crude oil throughput capacity. In addition, we intend to complete several projects that are expected to expand our total crude oil refining capacity to 115,000 bpd by early 2006 and 120,000 bpd by the end of 2007. We also plan to increase our current production of Phoenix CBG and maximize the financial benefits derived from the additional pipeline capacity available to us once the Kinder Morgan East Line expansion is completed. Finally, we are upgrading our existing diesel hydrotreater to comply with the ultra low-sulfur diesel requirements of the EPA.

History and Development of the Business
      Our refinery is located in El Paso on both sides of Trowbridge Drive, which runs east-west and bisects the complex. On the south side of Trowbridge Drive lies the 53,000 bpd South Refinery, with approximately 2.2 million barrels of storage capacity. On the north side of Trowbridge Drive lies the 55,000 bpd North Refinery, with approximately 2.1 million barrels of storage capacity and the product terminal. We acquired the South Refinery in 1993 and the North Refinery assets in 2003.

Acquisition of the South Refinery
      In 1931, Texaco built the South Refinery, which underwent a significant modernization in 1954. In 1986, El Paso Refinery L.P., or El Paso Refinery, purchased the South Refinery from Texaco and began a second modernization and capacity expansion project, spending more than $200 million by 1991 to expand the facility’s crude oil unit, vacuum unit, FCCU and the alkylation plant. Due to a heavy debt burden, historically low refining margins, insufficient crude oil supply and lack of space on refined product pipelines, El Paso Refinery filed for bankruptcy in 1992 and the South Refinery was temporarily idled. In 1993, El Paso Refinery’s creditors formed Refinery Holding Company, L.P. (now known as Western Refining LP), which foreclosed on the assets of the South Refinery and hired an outside management company to manage the activities of Refinery Holding Company.
      Mr. Foster, our current President and Chief Executive Officer, became Vice President and General Manager of the company hired to manage the activities of Refinery Holding Company, and he assumed responsibility of our financial and marketing operations. In 2000, entities owned by our management acquired Western Refining LP.

The Operating Agreement
      In 1993, we entered into an operating agreement with Chevron under which Chevron physically and operationally combined its North Refinery assets with our South Refinery. Twenty-four underground pipelines and numerous other modifications were built by Chevron to physically connect the two facilities. This refinery integration allowed Chevron to shut down certain of its underperforming units and begin utilizing and sharing the assets of the South Refinery. In addition, certain underperforming units of the South Refinery were idled in favor of using the North Refinery assets.
      The operating agreement allowed Chevron to operate the North Refinery and South Refinery as a single refinery for approximately 10 years. The terms of the operating agreement required Chevron to process 25,000 bpd of crude oil on our behalf and to deliver 23,750 bpd of refined petroleum product to us. We paid Chevron a fixed processing fee per barrel under the agreement and marketed these refined products along with other refined products acquired from third parties.

      Under the terms of the operating agreement, Chevron had an option to extend the agreement for two five-year periods, which it did not exercise. We then had the option either to buy the North Refinery assets from Chevron or to require Chevron to restore the South Refinery to operational independence. We negotiated the purchase of the North Refinery assets, as described below.

Acquisition of the North Refinery Assets
      Chevron built the North Refinery in 1928. Between 1957 and 1972, the North Refinery was significantly modernized with the addition of an FCCU, naphtha hydrotreater, catalytic reformer and jet fuel and diesel hydrotreaters. In August 2003, we acquired the North Refinery assets and assumed all operating responsibilities for the entire complex. In connection with the transaction, we acquired the following:

•	the 55,000 bpd North Refinery assets with 2.1 million barrels of storage capacity;

•	a 43,000 bpd refined product terminal;

•	certain inventory; and

•	a 450-mile crude oil supply pipeline with 115,000 bpd throughput capacity (acquired by our affiliate).
      Pursuant to the purchase agreement with Chevron for the North Refinery assets, Chevron is required, subject to specific exceptions and qualifications, to indemnify us for certain obligations and liabilities. In addition, Chevron retained liability for, and control of, certain environmental liabilities and remediation activities that existed, or arise out of events occurring, prior to our acquisition of the North Refinery assets. The purchase agreement also requires us to indemnify Chevron for certain other obligations and liabilities, but at this time, we do not expect this requirement to have a material adverse effect on our business, financial condition or results of operations.
      As a result of the asset acquisition described above, we succeeded to a portion of Chevron’s proration of line space on the Kinder Morgan East Line, which connects El Paso with Tucson and Phoenix, and on Chevron’s Albuquerque pipeline, which runs from El Paso to Albuquerque. We utilize Chevron’s remaining prorated line space on the Kinder Morgan East Line pipeline and Chevron’s Albuquerque pipeline to supply Chevron with product pursuant to an offtake agreement. See “— Refined Products — Products.” Control of this line space provides us with the ability to transport finished product out of El Paso to the Albuquerque, Phoenix and Tucson markets. Line time is generally allocated according to historical usage; thus, repeat customers are given first priority over new entrants. Because we have utilized the Kinder Morgan East Line extensively in the past, we have earned significant line time to the Phoenix and Tucson markets.
Description of Assets

The South Refinery
      The South Refinery began operations in 1931 as a simple topping refinery and was modernized and converted in 1954 into a 17,000 bpd cracking refinery. During 1990 and 1991, the crude oil unit, FCCU and alkylation unit were significantly expanded and a vacuum unit was added. Currently, the South Refinery consists of a 53,000 bpd crude oil refinery with approximately 2.2 million barrels of storage capacity. In addition, the South Refinery has a 31,800 bpd FCCU, a jet fuel merox unit, an alkylation unit and a sulfur plant.

The North Refinery
      The North Refinery began operations in 1928, also as a simple topping refinery. It was converted into a cracking refinery in 1957 and further modernized in 1972 with the addition of a naphtha hydrotreater, catalytic reformer and sulfur plant. The North Refinery currently has refining assets consisting of 55,000 bpd of crude oil processing, 25,500 bpd of reforming and 27,500 bpd of distillate hydrotreating. In addition, the North Refinery has approximately 2.1 million barrels of storage capacity and a product-marketing terminal with demonstrated capacity of 43,000 bpd and a permitted capacity of 48,000 bpd.

Process Summary
      Our refinery is a nominal 108,000 bpd cracking facility with asphalt facilities to handle residuum. The facility was built and equipped to process primarily WTI crude oil in addition to some WTS crude oil. The following table summarizes our refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day, or operating day. The process units are distinguished by their location in either the South Refinery or North Refinery, which are located approximately one-quarter mile apart; however, the operations of the units are completely integrated as if a single refinery.
Major Process Unit Capacities
(Barrels per Stream Day)

				% of Crude Oil
Process Unit	South Refinery	North Refinery	Total	Capacity

Crude Oil Unit	53,000	55,000	108,000	100%
Vacuum Distillation Unit	25,000	22,000	47,000	44%
Fluid Catalytic Cracking Unit	31,800	—	31,800	29%
Catalytic Reforming Unit	—	25,500	25,500	24%
Alkylation Unit	11,500	—	11,500	11%
Naphtha Hydrotreater	—	27,500	27,500	25%
Jet Fuel Hydrotreater	—	9,000	9,000	8%
Diesel Hydrotreater	—	15,000	15,000	14%
Butamer Unit	4,500	—	4,500	4%
Jet Fuel Merox Unit	10,000	—	10,000	9%
Light Ends Recovery Unit	—	7,500	7,500	7%
Sulfur Recovery Units (lt/d)	20	40	60	N/M

Power Supply
      Electricity is supplied to our refinery by El Paso Electric Company via two separate feeders to both the north and south sides of our refinery. Our refinery’s operations can continue at 100 percent of capacity with just one feeder in service to each side. We have an electrical power curtailment plan to conserve power in the event of a partial outage. In addition, we have multiple small, automatic-starting emergency generators to supply electricity for essential lighting and controls as well as various uninterruptible power supply systems located at several units throughout our refinery to continue power supply to process computers and controls in the event of a power outage.
      Natural gas is supplied to our refinery via pipeline operated by Oneok WesTex Transmission, L.P. The transportation contract for this natural gas supply is on an interruptible tariff basis. Our refinery can also connect to the Texas Gas Service natural gas distribution system as an alternate natural gas supply source if necessary. We purchase our natural gas separately from the transportation at market rates.

Raw Material Supply
      The primary inputs for our refinery consist of crude oil, iso-butane and alkylate. We currently process approximately 108,000 bpd of crude oil, of which 90% is WTI crude oil. We intend to pursue several strategic initiatives that, once completed, may result in an increased future use of sour crude oil. The following table describes the historical feedstocks for our refinery:

	Last 12 Months
	As Operated	As Operated
	by Chevron	by Western
				Year-to-date	Percentage
Refinery Feedstocks	Sept. 02 -	Aug. 30 to Dec. 31,		September 30,	September 30,
(barrels per day)	Aug. 03	2003	2004	2005	2005

Crude Oils:
West Texas Intermediate	67,783	87,072	92,181	96,234	83%
West Texas Sour	7,271	8,194	8,137	9,109	8%

Total Crude Oil	75,054	95,266	100,318	105,343	91%
Other Feedstocks/ Blendstocks:
Intermediate Inventory Change	615	(452)	(241)	(420)	—
Iso-Butane	3,268	4,005	4,119	4,121	4%
Normal Butane	774	1,681	648	302	—
Alkylate	—	—	3,846	5,950	5%
Toluene	34	—	102	—	—
Ethanol	24	502	353	278	—

Total Other Feedstocks/Blendstocks	4,715	5,736	8,827	10,231	9%

Total Crude Oil & Other Feedstocks/Blendstocks	79,769	101,002	109,145	115,574	100%

Crude Oil Supply Pipeline
      Crude oil is delivered to our refinery via a 450-mile, 115,000 bpd crude oil pipeline owned and operated by Kinder Morgan. The system handles both sweet (WTI) and sour (WTS) crude oil. The main trunkline into El Paso is used solely for the supply of crude oil to us, on a published tariff. Our affiliate acquired the crude oil pipeline in 2003 from Chevron in connection with our acquisition of the North Refinery assets. In 2004, our affiliate sold the crude oil pipeline to Kinder Morgan, and we simultaneously entered into a 30-year crude oil transportation agreement with Kinder Morgan. The crude oil pipeline has access to virtually all of the producing fields in the Permian Basin, thereby providing us with access to a plentiful supply of WTI and WTS crude oil from fields with long reserve lives.
      We generally buy our crude oil under contracts with various crude oil providers, including a five-year contract with Kinder Morgan that expires in 2009 and shorter-term contracts with other suppliers, at market-based rates.

Other Feedstocks/Blendstocks
      External iso-butane purchases supplement iso-butane manufactured by us and are fed to our refinery’s alkylation unit for the production of the gasoline blendstock alkylate. Normal butane can be characterized as either a feedstock or a refinery-produced product depending on the time of year. During the summer gasoline season, when gasoline specifications limit the amount of light material that can be blended into the pool, excess normal butane produced by our refinery is stored in caverns in New Mexico. In the winter season, as specifications allow, this material is returned to our refinery for gasoline blending. In addition, we supplement our produced volumes with purchases of normal butane.
      We have contracts in place for alkylate, which is purchased from the Gulf Coast and delivered via the Magellan South System pipeline that terminates at our refinery. The high octane and low volatility of alkylate make it a premium blendstock for Phoenix CBG, the highest-value fuel produced by our refinery. Our connection to the Magellan South System pipeline allows us to purchase alkylate for a discount relative to competitors who receive it via rail from the Gulf Coast.

      We purchase ethanol for seasonal blending with gasoline to meet the EPA’s oxygenated fuel mandate levels. We purchase ethanol from the Midwest region of the U.S. and currently have contracts in place for approximately 50% of our expected ethanol needs through March 2006. We receive ethanol via railcar deliveries to El Paso, Albuquerque, Phoenix and Tucson.
Refined Products

Pipelines
      Outside of the El Paso market, which is supplied via our product terminal, we provide refined products to other major regional markets, including Tucson, Phoenix, Albuquerque and Juárez. Supply to these markets is achieved through pipeline systems that are linked to our refinery. Product distribution to Arizona is delivered via the Kinder Morgan East Line, which connects our refinery to product terminals in Tucson and Phoenix. We also utilize two pipelines owned by Chevron to ship product: the first originates at our refinery and terminates in Albuquerque, and the second runs from El Paso to Juárez. A final pipeline provides diesel to the Union Pacific railway in El Paso.
      Both Kinder Morgan’s East Line and Chevron’s pipeline to Albuquerque are interstate pipelines regulated by the Federal Energy Regulation Commission and currently operate near 100% capacity year-round. The tariff provisions for these pipelines include proration policies that grant historical shippers line space that is consistent with their prior activities as well as a prorated portion of any expansions, with only a small amount allocated to new shippers. Kinder Morgan is currently working on a two-phase expansion of its East Line, which will ultimately increase capacity from El Paso to Tucson from approximately 86,000 bpd to approximately 170,000 bpd, and from Tucson to Phoenix from approximately 50,000 bpd to approximately 100,000 bpd. Once each expansion is completed (currently scheduled for 2006 and 2007), we intend to fully utilize our prorated allotment of the increased capacity (and expect to continue to utilize our customers’ allocations, including their prorated portion of future expansions) to capitalize on the higher margins available in the Phoenix and Tucson markets.
      The following map illustrates the locations of refined product pipelines in the Southwest, as of October 31, 2005.

Products
      We sell a variety of refined products to our diverse customer base. Those customers accounting for more than 10% of our revenues in 2004 are Chevron (22.8%) and Phoenix Fuel Company (18.5%). Our sales to Chevron are pursuant to a five-year offtake agreement, under which there are two successive five-year renewal options, for approximately 28,000 bpd of gasoline and approximately 1,900 bpd of diesel at prices based on various market indices. Our sales to Phoenix Fuel Company are under short-term agreements at prices based on various market indices. Depending on market conditions and seasonal fluctuations, the yield of specific products may be increased to take advantage of pricing changes and to comply with various regulatory requirements. We also purchase additional refined products from other refiners to supplement supply to our customers. These products are the same grade as the products that we currently manufacture.
      Gasoline. For the first nine months of 2005, gasoline accounted for approximately 58% of our refinery’s production. Gasoline accounted for 63.7%, 62.8% and 62.2% of our revenues in 2002, 2003 and 2004, respectively. We produce in excess of 40 different specifications of gasoline over the course of a year to address seasonal requirements in each of our various markets. We sell gasoline at our product marketing terminal to the El Paso market and via pipeline to other markets, including Phoenix, Tucson, Albuquerque and Juárez. The highest value product produced at our refinery is premium Phoenix CBG. We also currently sell approximately 9,800 bpd of gasoline to a subsidiary of Petróleos de Mexicanos, or PEMEX, the Mexican state-owned oil company, in Juárez via a pipeline that originates at our refinery. Outside of our core markets, we have exchange agreements for limited volumes with various companies under which we deliver gasoline on their behalf in markets that we serve, and they deliver product on our behalf in other locations.
      Diesel. For the first nine months of 2005, diesel fuel accounted for approximately 28% of our refinery’s production. Diesel accounted for 25.5%, 27.9% and 29.1% of our revenues in 2002, 2003 and 2004, respectively. We produce both low-sulfur and high-sulfur diesel fuel. Low-sulfur diesel fuel is predominantly used for on-road transportation purposes, such as automobile travel and long-haul trucking. High-sulfur diesel fuel is sold for off-road uses such as railroad transportation and mining. We currently sell approximately 6,300 bpd of high-sulfur diesel to the Union Pacific railroad via a pipeline that runs exclusively from our refinery to its fueling station approximately three miles away. We also sell approximately 8,800 bpd of high-sulfur diesel fuel to the Burlington Northern Santa Fe Railway outside Albuquerque via the Chevron pipeline. See “— Product Pipelines” above.
      Jet Fuel. For the first nine months of 2005, jet fuel accounted for approximately 7% of our refinery’s production. Jet fuel accounted for 10.7%, 7.4% and 6.0% of our revenues in 2002, 2003 and 2004, respectively. We currently sell jet fuel to the U.S. federal government and to airlines operating at the El Paso International Airport.
      Residuum. For the first nine months of 2005, residuum accounted for approximately 4% of our refinery’s production. We currently sell our residuum for use primarily as an asphalt blendstock to Chevron under a supply agreement. We have terminated this supply agreement, effective in December 2005. We believe that the historical pricing under this agreement reflected a below-market price for our residuum. Beginning in January 2006, we will have the flexibility to sell our residuum to third parties at market-based rates.
Competitive Strengths
      Attractive Regional and Geographically Diverse Markets. We supply refined products primarily to major markets in the Southwest region, where the rates of population and demand growth are higher than the overall U.S. average. In addition, because of our refinery’s location in El Paso, we are well-situated to serve two different geographical markets — Phoenix/ Tucson and El Paso/ Albuquerque/ Juárez. Our product margins benefit from our ability to meet stringent Phoenix CBG fuel specifications and the constrained logistical access that refiners outside the Southwest have to the region.
      Dedicated Line Space on Refined Product Pipelines. We currently utilize approximately 30% and 80% allocations of line space on the Kinder Morgan East Line to Tucson and Phoenix and on Chevron’s

Albuquerque pipeline, respectively. Both pipelines currently operate near 100% capacity year-round, and the tariffs for these pipelines contain proration policies that would allocate a substantial portion of future expansions to existing shippers based on their historical usage. Access to this line space provides us with an advantage over certain regional competitors because we can cost-effectively transport refined products from El Paso to the growing Phoenix, Tucson and Albuquerque markets. Kinder Morgan is currently working on a two-phase expansion of its East Line, which will ultimately increase capacity from El Paso to Tucson from approximately 86,000 bpd to approximately 170,000 bpd, and from Tucson to Phoenix from approximately 50,000 bpd to approximately 100,000 bpd. As these expansions are completed (currently scheduled for 2006 and 2007), we intend to fully utilize our allotment of the increased capacity to sell higher-margin products in the Phoenix and Tucson markets. In addition, Kinder Morgan has announced that, in the fourth quarter of 2005, it will shut down its West Line pipeline that delivers refined products from Phoenix to Tucson. This action is expected to increase demand for Kinder Morgan East Line deliveries of refined product from El Paso to Tucson because Tucson will no longer have access to an alternative pipeline source of refined product supply.
      Modernized Refinery with Operational Flexibility and Solid Track Record. Prior owners of our refinery invested approximately $300 million in the late 1980s and early 1990s to modernize our refinery, expand its capacity and meet environmental regulations. We operate the third largest refinery in our region, providing economies of scale relative to our smaller competitors. Our refinery is a 108,000 bpd cracking facility that has historically run WTI crude oil to optimize the yields of higher-value refined products, which currently account for over 90% of our production output. The existing metallurgy at our refinery, combined with the anticipated completion of the DuPont facility in 2007, will give us the flexibility to process significantly more WTS crude oil, which is less expensive than WTI crude oil. Due to our refinery’s modern components and management’s consistent focus on reliability and performance, our unplanned downtime averaged only 0.8% from August 2003 (when we assumed operational control from Chevron) through July 31, 2005. Furthermore, our refinery ranked in the top quartile of all domestic refineries in production yields and reliability based on the most recent Solomon Associates survey. We were also recognized by the National Petrochemical and Refiners Association in 2005 for outstanding safety achievements.
      Access to Plentiful Feedstocks. We signed a 30-year transportation agreement with Kinder Morgan in 2004 that provides us with access to a plentiful supply of crude oil. Kinder Morgan’s supply system consists of approximately 450 miles of pipeline, 935,000 barrels of crude oil storage and numerous gathering systems that collect crude oil from Permian Basin producers. The main trunkline into El Paso is used solely for the delivery of WTI and WTS crude oils to our refinery. The producing fields that supply our crude oil have long reserve lives as evidenced by the most recent data available from the EIA, which shows that the ratio of proved reserves to annual production in the Permian Basin is 13.6, compared to an average for the remainder of the U.S. of 11.2. In addition, we receive high-octane blendstocks (including alkylate, a key component of Phoenix CBG) on the Magellan South System pipeline.
      “Pure-Play” Refiner Led by Experienced Management Team. We do not conduct crude oil exploration and production activities or retail sales operations. Consequently, we are free to acquire the most attractive crude oil and to supply our refined products to markets with the greatest profit potential without concern for other businesses. In addition, we have a highly capable management team that averages over 21 years of industry experience. Mr. Paul Foster, our president and chief executive officer, has worked exclusively in the oil and refining business since 1979, and he has managed our operations since 1993. Under his leadership, we have greatly improved our refinery’s operational and financial performance and have completed several transactions that have strengthened our financial condition and positioned us for future growth. Following this offering, our management will continue to own approximately      % of our common stock, if the underwriters exercise their over-allotment option in full.
      Although we have recently experienced increased demand for our products and improved margins, we operate in a cyclical industry and could experience lower margins in the future as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services. Our business is also subject to a number of other risks, among them, the extensively regulated environment in which we operate, which may force us to incur significant costs in order to address new or changed laws or regulations. To the extent that the costs associated with meeting any of these requirements are substantial, we could experience a material adverse effect on our business, financial condition and results of operations. We are also exposed to competition from others, including larger and integrated companies with their own oil production and retail distribution. Our business may also be adversely impacted by a variety of other factors, including prevailing economic conditions, pipeline shutdowns and other factors outside our control, such as natural disasters and severe weather. For a more complete discussion of the risks affecting our business, see “Risk Factors.”

Strategy
      We have implemented several initiatives that we believe will further enhance the operational and financial performance of our refinery. Our goal is to increase stockholder value by executing our strategic plan. The principal elements of this plan are:
      Increase Operating Flexibility to Maximize Profitability. We are currently engaged in two projects that will allow us to utilize more sour crude oil and increase production of certain higher-value refined products. First, the DuPont facility is expected to provide complete sulfur gas processing and sulfuric acid regeneration capabilities, giving us the flexibility to increase our sour crude oil processing to over 50% of our refinery’s daily crude oil throughput by the end of 2007. Second, we plan to increase our production of higher-value products like Phoenix CBG to capitalize on our anticipated future incremental allotment of line space on the Kinder Morgan East Line. Together, these and other initiatives will allow us to maximize profitability by optimizing crude oil slates and refined product yields based on prevailing market conditions.
      Increase Refinery Throughput. We have increased crude oil throughput at our refinery from approximately 75,000 bpd during the last 12 months of Chevron’s operations to approximately 108,000 bpd today. We intend to further increase our refinery’s crude oil throughput to approximately 115,000 bpd in early 2006 and to 120,000 bpd by the end of 2007 through projects related to our crude oil and vacuum distillation units. We also plan to improve the efficiency of our FCCU, alkylation unit and naphtha splitting unit, thereby allowing us to process this additional crude oil volume. These projects will be undertaken in conjunction with a planned maintenance turnaround scheduled for early 2006. We will continue to evaluate additional opportunities for cost-effective expansions.
      Improve Margins on Residuum Sales. We currently sell our residuum for use primarily as an asphalt blendstock to Chevron under a supply agreement. We have terminated this supply agreement, effective in December 2005. We believe that the historical pricing under this agreement reflected a below-market price for our residuum. Beginning in January 2006, we will have the flexibility to sell our residuum to third parties at market-based rates.
      Maintain Financial Flexibility. We intend to maintain financial flexibility by limiting the amount of our debt and maintaining a strong working capital position. We intend to use the proceeds of this offering to repay all of our outstanding term debt. Pro forma as adjusted for this offering, as of September 30, 2005, we would have had no outstanding indebtedness, cash of approximately $                million, and $79.2 million of availability under our $150 million revolving credit facility.
      Identify and Execute Selected Acquisitions. Our management team has demonstrated its ability to identify complementary assets, consummate acquisitions on favorable terms, obtain acquisition financing and integrate acquired assets. We will continue to evaluate potential acquisitions with the aim of increasing earnings while maintaining financial discipline. We believe that this offering will enhance our ability to execute this strategy.
Competition
      We operate in the Southwest region, which includes the areas of West Texas, New Mexico and Arizona. Refined products are supplied from this region’s seven refineries as well as from refineries located in other regions, including the Gulf Coast and the West Coast (primarily Los Angeles), via interstate pipelines.

      The Southwest region has a total refining capacity of approximately 620,000 bpd. Petroleum refining and marketing is highly competitive. The principal competitive factors affecting us are costs of crude oil and other feedstocks, refinery efficiency, refinery product mix and costs of product distribution and transportation. We primarily compete with Valero Energy Corp., ConocoPhillips Company, Alon USA Energy, Inc., Holly Corporation and Giant Industries, Inc. Because of their geographic diversity, larger and more complex refineries, integrated operations and greater resources, some of our competitors may be better able to withstand volatile market conditions, to compete on the basis of price, to obtain crude oil in times of shortage, and to bear the economic risk inherent in all phases of the refining industry.
      The recently completed Longhorn refined products pipeline runs approximately 700 miles from the Houston area of the Gulf Coast to El Paso and has an estimated maximum capacity of 225,000 bpd. This pipeline is intended to provide Gulf Coast refiners and other shippers with improved access to markets in West Texas and New Mexico. To date, we have not observed any meaningful deliveries of refined products through the Longhorn pipeline and have not seen any resulting margin deterioration. In addition, Kinder Morgan is currently working on a two-phase expansion of its East Line, which will ultimately increase capacity from El Paso to Tucson from approximately 86,000 bpd to approximately 170,000 bpd, and from Tucson to Phoenix from approximately 50,000 bpd to approximately 100,000 bpd. Any additional supply provided by these pipelines could lower prices and increase price volatility in markets that we serve and could adversely affect our sales and profitability.
Governmental Regulation
      All of our operations and properties are subject to extensive federal, state and local environmental and health and safety regulations governing, among other things, the generation, storage, handling, use and transportation of petroleum and hazardous substances; the emission and discharge of materials into the environment; waste management; and characteristics and composition of gasoline and diesel fuels. Our operations also require numerous permits and authorizations under various environmental and health and safety laws and regulations. Failure to comply with these permits or environmental laws generally could result in fines, penalties or other sanctions or a revocation of our permits. We have made, and will continue to make, significant capital and other expenditures related to environmental and health and safety compliance, including with respect to our air permits and the low-sulfur gasoline and ultra low-sulfur diesel regulations. Furthermore, we expect to make significant environmental capital expenditures in connection with the planned capacity expansion and upgrade of our refinery. For additional details on capital expenditures related to regulatory requirements and our refinery capacity expansion and upgrade, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Spending.”
      The EPA has embarked on a Petroleum Refinery Enforcement Initiative, or Initiative, whereby it is investigating industry-wide noncompliance with certain Clean Air Act rules. The Initiative has resulted in many refiners entering into consent decrees typically requiring substantial capital expenditures for additional air pollution control equipment and penalties. Since December 2003, we have been voluntarily discussing with the EPA a settlement pursuant to the Initiative. Our negotiations with the EPA regarding this Initiative have focused exclusively on air emission programs. We do not expect these negotiations to result in any soil or groundwater remediation or clean-up requirements. While at this time we do not know precisely how the Initiative or any resulting settlement may affect us, we do expect to be required to pay penalties and to install additional pollution controls, and, as a result, our operating costs and capital expenditures may increase. Based on current negotiations and information, we have estimated the total capital expenditures that may be required pursuant to the Initiative would be approximately $20 million. These capital expenditures would primarily be for installation of a flare gas recovery system for the South refinery ($8 million) and installation of nitrogen oxides emission controls ($11 million). These expenditures are budgeted to occur in 2005 ($1.7 million) and 2006 ($7.8 million), with the balance budgeted to occur from 2007 thru 2013. These amounts are included in our estimated capital expenditures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Spending — Regulatory Projects.” Based on current information, as set forth above, we do not expect any settlement pursuant to the Initiative to have a material adverse effect on our business, financial condition or results of operations or that any penalties or increased operating costs related to the Initiative will be material.
      In July 2005, we received a Notice of Enforcement and a proposed Agreed Order from the Texas Commission on Environmental Quality, or TCEQ, that cited certain air violations identified during the agency’s investigations of our refinery conducted in October and December of 2004. On August 24, 2005, the TCEQ advised us that it had referred this matter to the Texas Attorney General for inclusion in the Initiative settlement discussed above and that any further enforcement issues related to this matter would be addressed jointly with the EPA as part of the Initiative. We do not expect this matter to have a material effect on any Initiative settlement.
      The EPA has adopted regulations under the Clean Air Act that require significant reductions in the sulfur content in gasoline and diesel fuel. These regulations required most refineries to begin reducing sulfur content in gasoline to 30 ppm in January 1, 2004, with full compliance by January 1, 2006, and require reductions in sulfur content in diesel to 15 ppm beginning in June 1, 2006, with full compliance by January 1, 2010. However, we applied for and received “small refiner status” under the EPA low-sulfur gasoline and ultra low-sulfur diesel programs. A small refiner is one having less than 1,500 employees and an average crude oil capacity of less than 155,000 bpd. As a “small refiner,” we do not have to meet the 30 ppm gasoline standard until January 2008, or January 2011 if we fully implement the new diesel sulfur content standard of 15 ppm by June 1, 2006, which we intend to do. Otherwise, the new diesel standard allows small refiners to delay implementation of the 15 ppm diesel standard until June 1, 2010.
      We anticipate that our compliance with the new reduced sulfur standards will require capital expenditures of approximately $177 million through 2010. We expect to spend approximately $55 million to comply with the ultra low-sulfur diesel regulations through the first quarter of 2006, of which approximately $27 million had already been spent as of September 30, 2005. In addition, as part of our initiatives to comply with the ultra low-sulfur diesel requirements, we will construct a hydrogen manufacturing plant at a cost of approximately $25 million, of which approximately $8 million will be spent in 2005, approximately $10 million will be spent in 2006 and approximately $7 million will be spent in 2007. We anticipate that compliance with low- sulfur gasoline regulations will require us to spend approximately $97 million. Because we qualify as a small refiner and intend to meet the ultra low-sulfur diesel requirements by June 2006, we will not have to fully comply with the low-sulfur gasoline regulations until 2011, and as a result, we expect to spend the majority of the approximately $97 million in 2010. For additional details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Spending.” If we lose our status as a “small refiner,” we would be required to incur capital expenditures for these gasoline and diesel standards at an earlier date.
      In addition to the benefits described above for being classified as a “small refiner” under the EPA rules, we qualify for designation as a small refiner under tax legislation. This legislation allows us to immediately deduct up to 75% of the ultra low-sulfur diesel compliance costs when incurred for tax purposes. Furthermore, the law allows the remaining 25% of ultra low-sulfur diesel compliance costs to be recovered as tax credits with the commencement of ultra low-sulfur diesel manufacturing. We estimate that approximately $96 million of our capital expenditures will qualify for this accelerated deduction/tax credit treatment.
      Certain environmental laws hold current or previous owners or operators of real property liable for the costs of cleaning up spills, releases and discharges of petroleum or hazardous substances, even if these owners or operators did not know of and were not responsible for such spills, releases and discharges. These environmental laws also assess liability on any person who arranges for the disposal or treatment of hazardous substances, regardless of whether the affected site is owned or operated by such person. The groundwater and certain solid waste management units and other areas at and adjacent to our refinery have been impacted by prior spills, releases and discharges of petroleum or hazardous substances and are currently undergoing remediation by us and Chevron pursuant to certain agreed administrative orders with the TCEQ. Chevron retained liability for, and control of, certain environmental liabilities and remediation activities that existed, or arise out of events occurring, prior to our acquisition of the North Refinery assets. For example, Chevron retained responsibility to remediate their solid waste management units in accordance with its

Resource Conservation Recovery Act permit and retained liability for, and control of, certain groundwater remediation responsibilities. We currently believe that we have adequate insurance to cover the costs of the remaining activities; however, to the extent that these indemnity and insurance obligations are not fulfilled, we may incur significant costs in connection with these clean-ups. Furthermore, in the future we may be required to remediate pollution conditions at the refinery not addressed by the agreed administrative orders or to remediate newly discovered pollution conditions.
      In addition to clean-up costs, we may face liability for personal injury or property damage due to exposure to chemicals or other hazardous substances that we may have manufactured, used, handled or disposed of or that are located at or released from our refinery or otherwise related to our current or former operations. We may also face liability for personal injury, property damage, natural resource damage or for clean-up costs for the alleged migration of petroleum or hazardous substances from our refinery to adjacent and other nearby properties.
Employees
      As of September 30, 2005, we had approximately 350 employees. Approximately 210 of our employees are covered by collective bargaining agreements, which have recently been extended through April 2009. We consider our relations with our employees to be satisfactory, and we have not suffered any work stoppages at our refinery as a result of labor disputes since we assumed operational control of the refinery in August 2003.
Legal Proceedings
      In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including environmental claims and employee-related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth the names and ages of each of our current directors and executive officers and the positions they held, as of September 23, 2005:

Name	Position	Age

Paul L. Foster	President and Chief Executive Officer	47
Jeff A. Stevens	Executive Vice President	41
Ralph A. Schmidt	Chief Operating Officer	59
Scott D. Weaver	Chief Administrative Officer & Secretary	47
Gary R. Dalke	Chief Financial Officer & Treasurer	53
      Set forth below is a brief description of the business experience of each of our directors and executive officers listed above.
      Paul L. Foster has served as our President and Chief Executive Officer since 2000. Mr. Foster has over 25 years of oil industry and marketing experience. In 1993, Mr. Foster became Vice President and General Manager of Border Refining Company and in 1997 became President and Chief Executive Officer of WRC Refining Company. At both companies, he was responsible for managing the activities of our company under a management contract. In 2000, Mr. Foster acquired the ownership of our company through related entities and was named President and Chief Executive Officer.
      Jeff A. Stevens has served as our Executive Vice President since joining us in 2000. Mr. Stevens has over 19 years of oil industry and marketing experience. Prior to joining us, Mr. Stevens was the Senior Vice President — Supply and Marketing from 1997 to 2000 at Giant Industries, Inc, or Giant. He served as Vice President — Supply and Marketing of Phoenix Fuel from 1993 until 1997, when it was acquired by Giant.
      Ralph A. Schmidt joined us in July 2001 as our Vice President of Refining and became our Chief Operating Officer in August 2005. Mr. Schmidt has over 36 years of oil industry experience serving in various refinery management positions. Mr. Schmidt served as Vice President and Refinery General Manager for Clark Refining and Marketing from 1993 to 1998, where he was responsible for all aspects of Clark’s Port Arthur business unit. From September 1998 to 2001, Mr. Schmidt was a consultant for Stancil & Company, where he served as managing director for a European refiner on a contract basis.
      Scott D. Weaver served as our Chief Financial Officer, Treasurer and Secretary since joining us in 2000 until August 2005, when he became Chief Administrative Officer and resigned as Chief Financial Officer and Treasurer. He has served in various finance and accounting positions since 1980. Prior to joining us, Mr. Weaver was the Chief Financial Officer of Encore Wire Corporation, a publicly-traded copper wire manufacturing company, from 1993 to 2000. Mr. Weaver currently serves on the board of directors of Encore.
      Gary R. Dalke joined us in 2003 as Chief Accounting Officer and became our Chief Financial Officer in August 2005 and Treasurer in September 2005. Mr. Dalke has over 20 years of oil industry experience. Mr. Dalke held various positions from 1997 to 2003 with Giant, most recently as Chief Accounting Officer. He was the Chief Financial Officer of Phoenix Fuel when it was acquired by Giant in 1997.
Composition of the Board After This Offering
      Our board of directors currently consists of three members, none of which are independent directors. We are currently recruiting additional independent directors to serve on our board. In compliance with the requirements of the Sarbanes-Oxley Act of 2002, the rules of the NYSE and SEC rules and regulations, a majority of the directors on our audit committee will be independent within 90 days of quotation on the NYSE and, within one year, this committee will be fully independent.
      Our board of directors is divided into three classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. The classes are currently composed as follows:

•	Scott D. Weaver is a Class I director, whose term will expire at the first annual meeting of stockholders following this offering;

•	Jeff A. Stevens is a Class II director, whose term will expire at the second annual meeting of stockholders following this offering; and

•	Paul L. Foster is a Class III director, whose term will expire at the third annual meeting of stockholders following this offering.
      It is anticipated that Mr. Weaver will be replaced as a director prior to the consummation of the offering and that additional individuals will be elected to the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Committees of the Board of Directors
      Our board of directors has determined that we are a “controlled company” for the purposes of Section 303A of the NYSE Listed Company Manual because Mr. Foster holds more than 50% of the voting power of our company. As such, we may rely on exemptions from the provisions of Section 303A that would otherwise require us, among other things, to have a board of directors composed of a majority of independent directors, to have a compensation committee composed of independent directors and to have a nominating and corporate governance committee.
      Audit Committee. Prior to the closing of this offering, we will establish an audit committee of three directors, at least one of whom will be “independent” as defined under and required by the federal securities laws and the NYSE rules. A majority of the directors on our audit committee will be independent within 90 days of the effectiveness of the registration statement and, within one year, the committee will be fully independent. One member of the audit committee will be designated as the “audit committee financial expert,” as defined by Item 401(h) of Regulation S-K of the Exchange Act. The principal duties of the audit committee will be:

•	to recommend to our board of directors the independent auditor to audit our annual financial statements;

•	to approve the overall scope of and oversee the annual audit;

•	to assist the board in monitoring the integrity of our financial statements, the independent auditor’s qualifications and independence, the performance of the independent auditor and our internal audit function and our compliance with legal and regulatory requirements;

•	to discuss the annual audited financial and quarterly statements with management and the independent auditor;

•	to discuss policies with respect to risk assessment and risk management; and

•	to review with the independent auditor any audit problems or difficulties and management’s responses.
      Our board of directors will adopt a written charter for the audit committee, which will be available on our website.
      Nominating and Corporate Governance Committee. We currently plan to establish a nominating and corporate governance committee. The principal duties of the nominating and corporate governance committee are as follows:

•	to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

•	to make recommendations to the board of directors regarding corporate governance matters and practices.

      Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website.
      Compensation Committee. We currently plan to establish a compensation committee comprised entirely of independent directors. A majority of directors on this committee will be independent within 90 days, and this committee will be fully independent within one year. The compensation committee will administer our stock plans and incentive compensation plans, including our long-term incentive plan, and in this capacity will make all option grants or awards to our directors and employees under such plans. In addition, the compensation committee will be responsible for making recommendations to the board of directors with respect to the compensation of our chief executive officer and our other executive officers and for establishing compensation and employee benefit policies.
      Our board of directors will adopt a written charter for the compensation committee, which will be available on our website.
      Compensation Committee Interlocks and Insider Participation. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Director Compensation
      Our directors historically have not been compensated for their services as such. Effective upon consummation of this offering, our non-employee directors will receive an annual fee of $40,000 and an additional fee of $1,500 per board of directors or committee meeting attended. Each non-employee director will also be granted shares of restricted stock under our Western Refining Long-Term Incentive Plan, in an amount equal to $40,000 (based on the closing market price of our common stock on the date of grant), which will be granted upon first being either elected by the stockholders or appointed by the board of directors and each year on the date of our annual meeting of stockholders. The chairperson of each of our committees will also receive an annual fee of $5,000. We will also reimburse our directors for all reasonable expenses incurred for attending meetings and service on our board of directors.

Executive Compensation
      The following summary compensation table provides a summary of the compensation awarded to, earned by or paid to Mr. Foster in 2004, our President and Chief Executive Officer, and to Messrs. Stevens, Schmidt, Weaver and Dalke, our next four most highly compensated executive officers, in 2004. The position of each of the individuals reflects his position held as of the date of this prospectus. We refer to these individuals as our named executive officers. None of these executive officers received any long-term compensation awards or pay-outs in 2004.

		Annual
		Compensation
				All Other
Name and Position	Year	Salary	Bonus	Compensation(1)

Paul L. Foster	2004	$579,808	$457,000	$31,461
President & Chief Executive Officer
Jeff A. Stevens	2004	$450,962	$441,000	$29,924
Executive Vice President
Ralph A. Schmidt	2004	$360,769	$425,000	$30,368
Chief Operating Officer
Scott D. Weaver	2004	$289,904	$341,000	$25,400
Chief Administrative Officer & Secretary
Gary R. Dalke	2004	$200,000	$126,000	$30,292
Chief Financial Officer & Treasurer

(1)	The following Other Compensation was paid to our named executive officers in 2004:

		Company
	Car	401(K) Plan	Club
Name	Allowance	Contribution	Dues	Total

Paul L. Foster	$9,000	$16,400	$6,061	$31,461
Jeff A. Stevens	$9,000	$16,400	$4,524	$29,924
Ralph A. Schmidt	$9,000	$16,400	$4,968	$30,368
Scott D. Weaver	$9,000	$16,400	—	$25,400
Gary R. Dalke	$9,000	$16,281	$5,011	$30,292
      None of our officers have been granted or hold any options, SARs or LTIP awards.
Long-Term Incentive Plan
      The following contains a summary of the material terms of our Western Refining Long-Term Incentive Plan, which will be adopted by our board of directors and approved by our stockholders prior to the closing of this offering. The description of such terms is not complete. For more information, we refer you to the full text of the Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      Purpose of the Plan. The Plan is intended to promote the interests of us and our stockholders by encouraging our employees and non-employee directors to acquire or increase their equity interests in our common stock, thereby giving them an added incentive to work toward our continued growth and success.
      Term of the Plan. The Plan will terminate upon, and no further awards will be made, after the tenth anniversary of the effective date.
      Shares Subject to the Plan. The maximum number of shares of our common stock that may be issued under the Plan will be 5,000,000 shares. Other Plan limitations include:

•	annual individual performance awards are limited to 1,000,000 shares;

•	annual individual awards to non-employee directors are limited to 200,000 shares; and

•	no more than 3,000,000 shares can be issued pursuant to incentive options during the life of the Plan.

      Administration of the Plan. The Plan will be administered by a committee of our board of directors, which will have broad authority to

•	interpret the Plan and all Plan awards;

•	make, amend and rescind any rules as it deems necessary for the proper administration of the Plan;

•	make all other determinations necessary or advisable for the administration of the Plan; and

•	correct any defect, supply any omission or reconcile any inconsistency in the Plan and award made under the Plan.
The board of directors may amend, suspend or terminate the Plan without the consent of any person, although no amendment, suspension or termination of the Plan may, without the consent of the holder of an award, terminate such award or materially adversely affect such person’s rights with respect to such award. No amendment shall be effective prior to its approval by our stockholders, to the extent that such approval is required by applicable legal requirements or the NYSE. Any action taken or determination made by the committee shall be final, binding and conclusive on all affected persons.
      Granting of Awards to Participants. Subject to the terms and conditions set forth in the Plan, the committee will have broad authority to determine who may participate in the Plan and the type and size of the awards to participants. Any employee, consultant or non-employee director may be selected by the committee to participate in the Plan. In selecting participants and determining awards, the committee may consider the contribution the recipient has made and/or may make to our growth and any other factors that it may deem relevant. No member of the committee will vote or act upon any matter relating solely to himself, and grants of awards to members of the committee must be ratified by our board of directors.
      Type of Plan Awards. Awards granted under the Plan may include any of the following:

•	non-qualified options are options to purchase shares of our common stock at an exercise price of not less than 100% of the fair market value, or FMV, per share on the date of grant. Options may not be repriced without stockholder approval;

•	incentive options are options designed to meet certain tax code provisions, which provide favorable tax treatment to optionees if certain conditions are met. Incentive options are issued at an exercise price not less than 100% of the FMV per share on the date of grant and may only be granted to our employees;

•	restricted stock units are rights to receive (without a cash payment) a specified number of shares of our common stock or the FMV of such common stock in cash upon expiration of the deferral period specified for such restricted stock units by the committee;

•	restricted stock is common stock subject to such forfeiture and other restrictions as the committee, in its sole discretion, shall determine. Restricted stock may not be transferred prior to the lapse of such restrictions;

•	stock appreciation rights are rights to receive shares of our common stock, the value of which is equal to the spread or excess of (i) the FMV per share on the date of exercise over (ii) the FMV per share on the date of grant with respect to a specified number of shares of common stock. The committee is authorized to grant stock appreciation rights to employees, consultants and non-employee directors; and

•	our common stock may be sold or granted as a bonus under the Plan to employees, consultants or non-employee directors, in the discretion of the committee, on such terms and conditions as it may establish.

      Performance Awards. The committee may grant performance awards to employees, consultants or non-employee directors based on performance criteria measured over a period of not less than six (6) months and not more than 10 years. The committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions and may exercise its discretion to increase the amounts payable under any award subject to performance conditions. The performance goals for performance awards will consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the committee. For any award granted to an employee that is intended to meet the requirements of the performance-based exception of Internal Revenue Code section 162(m), one or more of the following business criteria will be used by the committee in establishing performance goals for performance awards granted to a participant:

•	earnings per share;

•	price per share;

•	revenues;

•	cash flow;

•	return on net assets;

•	return on assets;

•	return on investment;

•	return on equity;

•	economic value added;

•	gross margin;

•	net income;

•	pretax earnings;

•	pretax earnings before interest, depreciation and amortization;

•	pretax operating earnings after interest expense and before incentives, service fees and extraordinary or special items;

•	operating income;

•	total stockholder return;

•	debt reduction;

•	safety record;

•	environmental compliance; and

•	budget compliance.
Any of the performance goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the committee, including the Standard & Poor’s 500 Stock Index or components thereof or a group of comparable companies.
      Vesting. Vesting requirements will be established by the committee in its sole discretion.
      Share Counting and Forfeitures. Shares issued in connection with the exercise of an award, other than those withheld from issuance for the payment of taxes or exercise price, will no longer be available for any further award under the Plan. When an award can no longer be exercised due to forfeiture, the number of shares will be released from such award and thereafter be available under the Plan for the grant of additional awards.

      Term of Awards. The term or restricted period of each award that is an option, stock appreciation right, restricted stock unit or restricted stock will be for such period as may be determined by the committee, although the term of any such award shall not exceed a period of 10 years.
401(k) Plan
      We have a Section 401(k) Retirement Savings Plan, or 401(k) Plan. The 401(k) Plan is a tax-qualified retirement plan. Under the 401(k) Plan, participants may elect to defer up to 100% of their compensation on a pre-tax basis, subject to the annual limits set by the IRS, and contribute it to the 401(k) Plan. We make a 400% matching contribution to the account of each eligible participant of their first 2% of elective compensation deferrals (up to a maximum matching contribution equal to 8%), subject to applicable IRS limitations. We may elect to make discretionary contributions to the 401(k) Plan, which would be allocated on the basis of compensation. The participant is 100% vested in all matching and discretionary contributions to the 401(k) Plan.
Employment Agreements
      We plan to enter into employment agreements with each of Messrs. Foster, Stevens, Schmidt, Weaver and Dalke. These employment agreements will have an initial term that expires three years from the effective date but will automatically be extended for successive one-year terms unless either party gives written notice within 180 days prior to the end of the term to the other party that such party desires not to renew the employment agreement. The employment agreement for Mr. Weaver will recognize that he is not required to devote substantially all of his time to our business and affairs and may pursue the management of other investments for a portion of his time.
      The employment agreements will provide for an annual base salary of $675,000, $525,000, $420,000, $337,500 and $275,000 for Messrs. Foster, Stevens, Schmidt, Weaver and Dalke, respectively. In addition, each of Messrs. Foster, Stevens, Schmidt, Weaver and Dalke will be eligible to participate in any annual bonus plan applicable to the executive and approved by the board of directors or the compensation committee, in amounts to be determined by the compensation committee, based on criteria established by the compensation committee. During the period of employment under these agreements, each of the officers will also be entitled to additional benefits, including reimbursement of business and entertainment expenses, paid vacation, an automobile allowance and participation in other company benefits, plans or programs that may be available to other executives or employees of our company.
      If one of these officer’s employment is involuntarily terminated without cause, the employee will be entitled to severance in an amount equal to two times the employee’s annual base salary, to be paid over a two-year period in monthly payments equal to one-twelfth his annual base salary. If such involuntary termination occurs during a change of control period, this severance amount will be paid in a lump sum. In addition to severance payment(s), the employee may be entitled to continue to participate in certain employee benefit plans for a period of up to two years.
Indemnification Agreements
      We plan to enter into indemnification agreements with all of our directors and executive officers under which we will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons will be indemnified to the fullest extent now or hereafter permitted by the Delaware General Corporation Law. The indemnification agreements will also provide for the advancement of expenses to these directors and officers in connection with any suit or proceeding.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common stock and the shares beneficially owned by all selling stockholders as of                     , 2005, after giving effect to the transactions under the contribution agreement and as adjusted to give effect to the sale of common stock offered in this offering, for:

•	each person known by us to beneficially own more than 5% of our outstanding common stock;

•	each executive officer named in the Summary Compensation Table under “Management”;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	all selling stockholders.
      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, and their address is 6500 Trowbridge Drive, El Paso, Texas 79905. The percentage of beneficial ownership before the offering is based on                      shares of common stock outstanding as of                     , 2005. Percentage of beneficial ownership after the offering is based on                      shares, including the shares of common stock to be sold by us in this offering. The post-offering ownership percentages in the table below do not take into account any exercise of the underwriters’ over-allotment option.

	Shares Beneficially				Shares Beneficially
	Owned Prior to				Owned After
	this Offering(1)(3)			Number	this Offering(2)(3)
of Shares
Name of Beneficial Owner	Number	Percent		Offered(2)	Number	Percent

Paul L. Foster(4)			%				%
Jeff A. Stevens(5)			%				%
Ralph A. Schmidt(6)			%				%
Scott D. Weaver(7)			%				%
Gary R. Dalke			%				%
RHC Holdings, L.P.			%				%
Refinery Company, L.C.			%				%
All directors and officers as a group (5 persons)			%				%

*	Indicates beneficial ownership of less than one percent of the total outstanding common stock.

(1)	Based upon an aggregate of shares to be outstanding following the consummation of the transactions described under “Certain Relationships and Related Party Transactions — The Contribution Agreement and Related Transactions.”

(2)	Assumes exercise of the underwriters’ over-allotment option in full.

(3)	Based upon an aggregate of shares to be outstanding following the consummation of the transactions described under “Certain Relationships and Related Party Transactions — The Contribution Agreement and Related Transactions” and this offering.

(4)	Of the shares indicated as beneficially owned by Mr. Foster, shares are owned by RHC, in which Franklin Mountain Investments Limited Partnership (of which Mr. Foster is the sole member of the general partner) holds a 48% limited partner interest, and Mr. Foster holds a 23% limited partner interest. shares are owned by Refinery Company, in which Mr. Foster indirectly holds a 97.3% interest.

(5)	Of the shares indicated as beneficially owned by Mr. Stevens, shares are owned by RHC, in which Mr. Stevens holds an 18% limited partner interest, and shares are owned by Refinery Company, in which Mr. Stevens indirectly holds a 1.7% interest.

(6)	Of the shares indicated as beneficially owned by Mr. Schmidt, shares are owned by RHC, in which Mr. Schmidt holds a 5% limited partner interest, and shares are owned by Refinery Company, in which Mr. Schmidt indirectly holds a 0.5% interest.

(7)	Of the shares indicated as beneficially owned by Mr. Weaver, shares are owned by RHC, in which Mr. Weaver holds a 5% limited partner interest, and shares are owned by Refinery Company, in which Mr. Weaver indirectly holds a 0.5% interest.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      The descriptions set forth below are qualified in their entirety by reference to the applicable agreements, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.
Offering by Selling Stockholders
      Pursuant to a registration rights agreement among us and certain beneficial holders of our common stock that we will enter into prior to this offering, we are paying the expenses of this offering by the selling stockholders, other than the underwriting discounts, commissions and transfer taxes with respect to shares of stock sold by the selling stockholders and the fees and expenses of any attorneys, accountants and other advisors separately retained by them. For more information about the registration rights agreement, please read “— Registration Rights Agreement.”
The Contribution Agreement and Related Transaction
      The chart below depicts the existing structure of WNR and its affiliates as of November 3, 2005. RHC Holdings, L.P., or RHC, and Refinery Company, L.C., or Refinery Company, collectively own 100% of the outstanding shares of common stock of WNR. Messrs. Foster, Stevens, Schmidt and Weaver are indirect beneficial owners of RHC and Refinery Company.
      Pursuant to a contribution agreement and prior to the closing of this offering, WNR will issue and contribute                     shares of its common stock to its subsidiaries, Western Refining GP, LLC, or Western Refining GP, and Western Refining LP, LLC, each of which will subsequently contribute those shares to MergerSub. In connection with the closing of the contribution agreement and prior to the closing of this offering, Western Refining LP will distribute $           million to its partners. The distribution by Western Refining LP will be funded by cash on hand immediately prior to the closing of this offering.
      Immediately prior to the closing of this offering and pursuant to the contribution agreement, Western Refining LP will merge with and into MergerSub. MergerSub will be the surviving entity of the merger. Thereafter, MergerSub will change its name to Western Refining Company, L.P. In connection with the merger, MergerSub will deliver all of its shares of WNR common stock to RHC and Refinery Company in exchange for their limited partner and general partner interests, respectively, in Western Refining LP. As a result of the contributions and merger, WNR will indirectly own all of our refinery assets. The reorganization allows us to provide WNR with a favorable carryover tax basis, and the resulting structure will allow us to obtain favorable tax treatment under the current Texas franchise tax rules. See “Risk Factors.” The following chart depicts the ownership structure of WNR and its affiliates following the closing of the transactions contemplated by the contribution agreement and following the closing of this offering:
      Following the closing of the transactions contemplated by the contribution agreement, Western Refining LP, LLC will own all of the limited partner interests in Western Refining LP, and Western Refining GP will be the general partner of Western Refining LP. Western Refining GP will be a member-managed limited liability company, and WNR will be the sole member of Western Refining GP. As the general partner of Western Refining LP, Western Refining GP will directly manage and control its businesses and affairs.
Registration Rights Agreement
      We will enter into a registration rights agreement with the selling stockholders, under which such holders and transferees of such holders (including Messrs. Foster, Stevens, Schmidt and Weaver) will have certain demand and piggyback registration rights for the shares of our common stock that they will beneficially hold following consummation of the offering. Under this registration rights agreement, these holders will have the right to cause us to register the sale of these shares under the Securities Act, including the shares to be offered by the selling stockholders as part of this offering. Whenever sales of these shares are registered under the Securities Act, those shares will become freely tradable immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. The registration rights agreement will also provide that we will pay the costs and expenses, other than underwriting discounts and commissions, related to the registration and sale of shares by these stockholders that are registered pursuant to this agreement, including the sale of shares to be offered by the selling stockholders as part of this offering. The agreement will contain customary registration procedures and indemnification and contribution provisions for the benefit of these stockholders and us.

Aircraft Lease
      On December 13, 2004, Western Refining LP entered into a non-exclusive aircraft lease agreement with N456JW Aviation, Inc., or Aviation. The indirect stockholders of Aviation are Messrs. Foster, Stevens, Schmidt and Weaver. Pursuant to the lease agreement, an aircraft can be leased by us at a rate of $600 per flight hour. In addition, we are responsible for all operating and maintenance costs associated with our use of the aircraft. Since November 1, 2004 through September 30, 2005, we have expensed approximately $180,000 in connection with payments to Aviation for leasing the aircraft. In addition, we have incurred approximately $817,000 of expenses related to operating the aircraft during the same period. We believe that we lease the aircraft from Aviation on terms no less favorable to us than would be obtained from an unaffiliated third party.
Loans to Ascarate Group, LLP
      On June 24, 2005, Western Refining LP made a loan with up to $2 million of availability to Ascarate Group, LLP, or Ascarate, for purposes of financing acquisitions of real estate located adjacent to our refinery. Ascarate is owned by Messrs. Foster, Stevens, Schmidt and Weaver. The loan agreement provides for the payment of interest quarterly at the prevailing prime rate, subject to a maximum rate per annum of 12%. The principal balance is due on June 1, 2010. The loan is secured by deeds of trust and security agreements covering two parcels of real estate and any additional properties acquired by Ascarate with such funds. As of September 30, 2005, the principal balance on the loan was approximately $79,000. We believe that the loan made to Ascarate is on terms no less favorable to us than would be made to an unaffiliated third party. Prior to the closing of the offering, we anticipate acquiring the ownership interests in Ascarate for a nominal amount.
Real Property Lease
      On March 23, 2005, Western Refining LP, as lessee, entered into a lease agreement with WRC Real Estate Investors, L.L.C., or WRC Real Estate, as lessor. WRC Real Estate is owned by Messrs. Foster, Stevens, Schmidt and Weaver. Pursuant to the lease agreement, we leased approximately 12 acres of property adjacent to our refinery until July 2005 when we purchased the property from WRC Real Estate for $2,075,000. The lease agreement provided for monthly rent of $12,500. In addition, we were responsible for paying all taxes, utilities and maintenance costs on the property, as well as maintaining minimum levels of insurance coverage on the property. Prior to termination of the lease, we paid approximately $53,000 in rent to WRC Real Estate.
Product Sales to Transmountain Oil Company
      We sell refined product to Transmountain Oil Company, L.C., or Transmountain, which is a distributor in the El Paso area. Messrs. Foster, Stevens, Weaver and Schmidt own TMO Holdings, LLP, which acquired a 61.1% interest in Transmountain on June 30, 2004. For the period from June 30, 2004 to December 31, 2004, we sold approximately $26.5 million of refined product to Transmountain at market-based rates. At December 31, 2004, our total accounts receivable due from Transmountain was $2.0 million. For the nine months ended September 30, 2005, sales to Transmountain totaled approximately $57.8 million at market-based rates. Total accounts receivable due from Transmountain as of September 30, 2005, were $4.3 million.
Lease with Transmountain
      On October 24, 2005, we entered into a lease agreement with Transmountain for office space adjacent to our refinery. The ten-year lease provides for Transmountain to pay us monthly rent of $6,800, subject to adjustment for inflation after five years. Transmountain is responsible for paying all taxes, utilities and maintenance costs on the property, as well as maintaining minimum levels of insurance coverage on the property. We believe that the lease with Transmountain is on terms no less favorable to us than would be provided to an unaffiliated third party.

Equity Appreciation Rights
      RHC granted equity appreciation rights, or EARs, to certain employees of Western Refining LP to attract and retain management, motivate employees to achieve our long-range goals, provide compensation competitive with similar business and promote our long-term growth in value. These EARs were granted to eight individuals, including seven non-executive officers and Mr. Dalke, our Chief Financial Officer and Treasurer. Prior to the closing of this offering, RHC intends to assign its obligations under the EARs to Western Refining LP. In connection with the closing of the offering, we anticipate that all of the EARs will be liquidated in exchange for $                    in cash; of this amount, Mr. Dalke will receive $                    in cash. In addition, we expect to grant                     shares of restricted restock under our Long-Term Incentive Plan to holders of EARs, including                     shares to Mr. Dalke. The shares of restricted stock will vest ratably each quarter for two years.
Kaston Transactions
      Prior to August 2004, Kaston, our former affiliate, transported crude oil for us. We performed certain accounting functions on Kaston’s behalf. Kaston charged us tariffs for the use of its pipeline. At December 31, 2003, we had a liability of approximately $2.1 million due to Kaston.
      On June 23, 2004, Kaston and other entities under common control entered into a sale and purchase agreement with an unrelated third party to sell all partnership interests of Kaston. Our joint senior secured term loan facility with Kaston, as amended, permitted the sale of Kaston and released liens on Kaston’s assets and obligations in effect as of such sale. One of the provisions of the credit facility pertaining to the sale of Kaston was that a specified portion of the sale proceeds be used to reduce the balance of the loan. In August 2004, the sale of the Kaston partnership interests was completed and the related proceeds were used to reduce the balance of the loan. To facilitate the loan payment, the limited partner provided $17 million cash to us. We repaid this balance with interest at market rates on October 21, 2004.
Management Agreement with WRC Refining Company
      We had a management agreement with our affiliate, WRC Refining Company, which provided for us to pay WRC Refining Company a fixed management fee and an incentive management fee based on our gross profits. Upon the acquisition of the North Refinery assets in August 2003, the management agreement was terminated. We paid $1.9 million during the year ended December 31, 2003, in management fees to WRC Refining Company.

DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 240,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. Upon completion of this offering, there will be                     outstanding shares of common stock,                      shares reserved for issuance under our long-term incentive plan and no outstanding shares of preferred stock. The following description of our capital stock is only a summary, does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.
Common Stock
      Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in the offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.
Preferred Stock
      Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.
      Our certificate of incorporation permits us to issue up to 10,000,000 shares of preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.
      The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.
      As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Provisions of Our Certificate of Incorporation and Bylaws
Amendment of the Bylaws
      Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws at any time by the holders of a majority of the voting power of all outstanding voting stock.
Classified Board
      Our certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.
Limitation of Liability of Officers and Directors
      Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors breached their duty of loyalty to us and our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering. We also maintain directors and officers insurance.
Delaware Anti-Takeover Law
      Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.
      Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The restrictions described above also do not apply to specified business combinations with a person who is an “interested stockholder” prior to the time when the corporation’s common stock is listed on a national securities exchange, so these restrictions would not apply to a business combination with any person who is a stockholder of WNR prior to this offering.
      Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.
      Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.
      Pursuant to a registration rights agreement among us and certain beneficial holders of our common stock prior to this offering, such holders will be entitled to rights with respect to the registration of the shares of our common stock owned by them under the Securities Act, including the shares to be offered by the selling stockholders as part of this offering. Whenever sales of these shares are registered under the Securities Act, those shares will become freely tradable immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. Please read “Certain Relationships and Related Party Transactions — Registration Rights Agreement” for more information about the registration rights agreement.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is                                         .

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.
      Upon the completion of this offering, we will have                     shares of our common stock outstanding. Of these shares,                     shares (or in the event the underwriters’ over-allotment option is exercised,                     shares) of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933 (the “Securities Act”), except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.
      The remaining                     shares of our common stock outstanding upon completion of this offering are deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act, and are subject to the lock-up agreements described in “Underwriting.” Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which rules are described below.
Rule 144
      In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person, or persons whose shares must be aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitations or notice or public information requirements of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.
      All of our shares outstanding prior to this offering are held by our affiliates, and therefore will not be saleable under Rule 144(k) unless such stockholder ceases to be an affiliate and has not been an affiliate during the 90 days preceding a sale, and any such sale could be made only following expiration or waiver of the lock-up agreements.
Lock-Up Agreement
      For a description of the 180-day lock-up agreements with the underwriters that restrict sales of shares by us, by the selling stockholders and by certain of our executive officers and directors, see “Underwriting.”

U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK
      The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” for purposes of this discussion is any holder of our common stock other than the following:

•	an individual citizen or resident of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or meets the “substantial presence” test under section 7701(b)(3) of the Code;

•	a corporation (or an entity treated as a corporation) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	a partnership (or an entity treated as a partnership);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election to be treated as a U.S. person pursuant to the applicable Treasury Regulations.
      This discussion is based on current provisions of the Internal Revenue Code, final, temporary and proposed Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable administrative and judicial authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws including, but not limited to, insurance companies, real estate investment trusts, regulated investment companies, persons holding our common stock as part of a hedging or conversion transaction or a straddle or other risk-reduction transaction, tax-exempt organizations, pass-through entities, banks or financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, which generally is property held for investment.
      Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state and local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.
Dividends
      In general, dividends paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the U.S. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, or any successor form, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.
      Dividends that are effectively connected with a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the properly completed required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the U.S. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the U.S. of its “effectively connected earnings and profits,” subject to adjustments.
Gain on Sale or Other Disposition of Common Stock
      In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the U.S. (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder), in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation;

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes during specified periods.
      Because of the real property and refinery assets we own, we may be a “U.S. real property holding corporation.” The determination of whether we are a “U.S. real property holding corporation” is fact specific and depends on the composition of our assets. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Internal Revenue Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are, have been, or become, a U.S. real property holding corporation, and our common stock is regularly traded on an established securities market, a Non-U.S. Holder who (actually or constructively) holds or held (at anytime during the shorter of the five year period preceding the date of dispositions or the holder’s holding period) more than five percent of our common stock would be subject to U.S. federal income tax on a disposition of our common stock, but other Non-U.S. Holders generally would not be. If our common stock is not so traded, all Non-U.S. Holders would be subject to U.S. federal income tax on disposition of our common stock.
      You are encouraged to consult your own tax advisor regarding our possible status as a “U.S. real property holding corporation” and its possible consequences in your particular circumstances.
Information Reporting and Backup Withholding
      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
      Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.
      Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the U.S. by or through a non-U.S. office. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with various connections to the U.S., information reporting, but not backup withholding, will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and certain other conditions are met; or

•	the holder otherwise establishes an exemption.
      Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied as a credit to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.
Estate Tax
      Our common stock owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING
      We and the selling stockholders are offering the shares of common stock described in this prospectus through several underwriters. Banc of America Securities LLC and Deutsche Bank Securities Inc. are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Number
Underwriter	of Shares

Banc of America Securities LLC
Deutsche Bank Securities Inc.

Total

      The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.
      The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $           per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $           per share to some other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
      Over-Allotment Option. The selling stockholders have granted the underwriters an over-allotment option to buy up to  additional shares of our common stock, at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from the selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option (other than underwriting discounts and commissions relating to the shares, if any, sold by the selling stockholders).
      Discounts and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.
      We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $                    .

Paid by Us

	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

      Listing. We are applying to have our common stock listed on the NYSE under the symbol “WNR.” In order to meet one of the requirements for listing our common stock on the NYSE, the underwriters have undertaken to sell 100 or more shares of our common stock to a minimum of 2,000 beneficial holders.
      Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.
      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.
      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.
      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares of our common stock in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
      The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate member or other dealers participating in the offering the commissions and selling concessions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.
      These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
      Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.
      IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable U.S. securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.
      The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.
      Qualified Independent Underwriter. Banc of America Securities LLC is a member of the National Association of Securities Dealers, Inc., or NASD. Because more than 10% of the net proceeds of this offering may be paid to affiliates of Banc of America Securities LLC under our term loan facility, this offering is being conducted in accordance with the applicable requirements of Conduct Rule 2710(h) and Conduct Rule 2720 of the NASD regarding the underwriting of securities of a company with which a member has a conflict of interest within the meaning of those rules. Conduct Rule 2720(c)(3) requires that the public offering price of an equity security must be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence in connection with that preparation. Deutsche Bank Securities Inc. has agreed to act as qualified independent underwriter with respect to this offering. The public offering price of our common stock will be no higher than that recommended by Deutsche Bank Securities Inc. Deutsche Bank Securities Inc. will not receive any compensation for acting in this capacity in connection with this offering; however, we have agreed to indemnify Deutsche Bank Securities Inc. in its capacity as qualified independent underwriter against certain liabilities under the Securities Act. In addition, in accordance with Conduct Rule 2720(1), no member of the NASD participating in the offering will execute a transaction in the common stock in a discretionary account without the prior specific written approval of the member’s customer.
      Lock-up Agreements. We, our directors and executive officers and our stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180-day period, we have also agreed, subject to certain exceptions, not to file any registration statement for, and each of our directors, officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and Deutsche Bank Securities Inc.
      The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event related to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.
      Directed Share Program. At our request, the underwriters have reserved for sale to our employees, directors, families of employees and directors, business associates and other third parties at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by Deutsche Bank Securities Inc. The purchasers of these shares will not be subject to a lock-up except as required by the Conduct Rules of the NASD, which require a 90-day lock-up if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions, or to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if our employees, directors, families of employees and directors, business associates and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases that they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.
      Indemnification. We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments that the underwriters may be required to make in respect of those liabilities.
      Online Offering. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.
      Conflicts/ Affiliates. The underwriters and their affiliates have provided and may in the future provide, various investment banking, commercial banking and other financial services to us for which services they have received, and may in the future receive, customary fees. Banc of America Securities, LLC served as sole arranger and book manager of the revolving credit facility and the term loan facility, and an affiliate of Banc of America Securities LLC serves as the administrative agent and a lender under both of those facilities. We expect to use $150 million of the proceeds of this offering to repay debt outstanding under the term loan facility.
      Selling Restrictions. Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000, as shown in its last annual or consolidated accounts; or

(iii) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

      For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
      This prospectus has not been notified to or approved by the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financiere et des assurances”/“Commissie voor het Bank-, Financie- en Assurantiewezen”) and are therefore transmitted on a purely confidential basis. Accordingly, the shares may not be offered for sale, sold or marketed in Belgium by means of a public offering under Belgian law. Any offer to sell the shares in Belgium will be permitted exclusively to either:

(i) persons who each subscribe for a minimum of EUR 250,000, or

(ii) qualifying institutional investors, acting for their own account, and listed in Article 3, 2f of the Royal Decree of July 7, 1999. Qualifying institutional investors under Article 3, 2f of the Royal Decree are the following:

(1) the European Central Bank, certain Belgian sovereigns and public institutions;

(2) licensed Belgian and foreign credit institutions;

(3) licensed Belgian and foreign investment firms;

(4) licensed Belgian and foreign collective investment schemes;

(5) licensed Belgian and foreign insurance companies, Belgian and foreign reinsurance companies, and certain pensions funds;

(6) Belgian holding companies;

(7) authorized Belgian coordination centers; and

(8) Belgian and foreign companies listed on a Belgian or a foreign regulated market with consolidated own funds of at least 425 million.
      No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area that has been recognized in France; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above; and the direct or indirect resale to the public in France of any shares acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder.
LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Andrews Kurth LLP, Houston, Texas. The underwriters have been represented by Davis Polk & Wardwell, New York, New York.

EXPERTS
      The financial statements of Western Refining Company, L.P. at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the balance sheet of Western Refining, Inc. at September 19, 2005 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock being sold in this offering. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock being sold in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit and is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules filed, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The other information we file with the SEC is not part of the registration statement of which this prospectus forms a part.
      After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website at http://www.westernrefining.com once the offering is completed. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus. In addition, we will provide copies of our filings free of charge to our stockholders upon request.
      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of Western Refining, Inc.
      We have audited the accompanying balance sheet of Western Refining, Inc. as of September 19, 2005. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Western Refining, Inc. at September 19, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
September 23, 2005
Dallas, Texas

WESTERN REFINING, INC.
BALANCE SHEET

September 19,
2005

ASSETS
Current assets:
Cash and cash equivalents	$2,000

Total current assets	2,000

Total assets	$2,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Common stock, par value $0.01, 240,000,000 shares authorized; 100 shares issued and outstanding	$1
Preferred stock, par value $0.01, 10,000,000 share authorized; no shares issued and outstanding	—
Additional paid in capital	1,999

Total stockholders’ equity	2,000

Total liabilities and stockholders’ equity	$2,000

The accompanying notes are an integral part of this financial statement.

WESTERN REFINING, INC.
NOTES TO FINANCIAL STATEMENT
September 19, 2005

1.	Organization and Basis of Presentation
      Western Refining, Inc. (the Company) was formed on September 16, 2005 by Refinery Company, L.C. (Refinery Company) and RHC Holdings, L.P. (RHC). The Company is a Delaware corporation and was formed as a holding company to hold ownership interests in other companies. Upon formation, the Company sold 100 shares of $0.01 par value common stock at a price of $20 per share. Refinery Company purchased one share and RHC purchased 99 shares. The Company has not conducted any operations since its formation.
      Western Refining Company, L.P. is an independent crude oil refiner and marketer of refined products in El Paso, Texas and operates primarily in the Southwest region of the United States, including Arizona, New Mexico and West Texas. Western Refining Company, L.P. is owned by RHC and Refinery Company. The stockholders that control the Company are also the owners of Western Refining Company, L.P.
      The Company is in the process of registering its common stock to be sold in an initial public offering. Immediately prior to the closing of this planned offering, Western Refining Company, L.P. will merge into a wholly-owned subsidiary of the Company through a series of steps in accordance with a planned contribution agreement. Upon the closing of the transactions contemplated by the contribution agreement, each of RHC, the sole limited partner in Western Refining Company, L.P. and Refinery Company, the sole general partner in Western Refining Company, L.P., will receive shares of our common stock in exchange for their ownership interests in Western Refining Company, L.P. As a result, Western Refining Company, L.P. will become an indirect wholly-owned consolidated subsidiary of the Company.

2.	Summary of Accounting Policies

Cash and Cash Equivalents
      Cash and cash equivalents consist of cash in a bank account. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 123R, Share-Based Payment, which will require the expensing of stock options and other share-based compensation payments to employees. Our effective date for adopting this standard will be January 1, 2006. We intend to apply SFAS No. 123R to awards under our new long-term incentive plan and to awards modified, repurchased or cancelled after January 1, 2006. The magnitude of the impact of adopting SFAS No. 123R cannot be predicted at this time because it will depend on the levels of share-based incentive awards granted in the future.
      In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47) which requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event when the amount can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation under SFAS No. 143. FIN 47 is effective for fiscal

WESTERN REFINING, INC.
NOTES TO FINANCIAL STATEMENT — (Continued)
years ending after December 15, 2005, and is not expected to materially affect the Company’s financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005, and is not expected to have a significant impact on the Company’s financial position or results of operations.
      Currently, the Emerging Issues Task Force (EITF) is addressing the accounting for linked purchase and sale arrangements in EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the same Counterparty. We will monitor the progress of EITF Issue No. 04-13 to ensure that the Company’s accounting for our linked purchases and sales complies with the EITF’s final consensus. The Company does not expect that EITF Issue No. 04-13 will have a significant impact on its financial position or results of operations.

Report of Independent Registered Public Accounting Firm
The Partners of Western Refining Company, L.P.
      We have audited the accompanying balance sheets of Western Refining Company, L.P. as of December 31, 2004 and 2003, and the related statements of operations, partnership capital, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Refining Company, L.P. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
September 23, 2005
Dallas, Texas

WESTERN REFINING COMPANY, L.P.
BALANCE SHEETS

	As of December 31,

	2003	2004

	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$63,700	$44,955
Trade accounts receivable	68,819	88,501
Inventories	109,444	144,958
Prepaid expenses	3,440	3,082
Other current assets	740	5,129

Total current assets	246,143	286,625
Property, plant, and equipment, net	51,812	67,465
Other assets, net of amortization	7,294	5,747

Total assets	$305,249	$359,837

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$105,547	$169,664
Accrued liabilities	13,865	18,226
Due to affiliate	2,092	—
Current portion of long-term debt	8,796	10,000

Total current liabilities	130,300	197,890
Long-term liabilities:
Long-term debt, less current portion	98,950	45,000
Pension and post-retirement obligations	7,307	9,355

Total long-term liabilities	106,257	54,355
Commitments and contingencies
Total partners’ capital	68,692	107,592

Total liabilities and partners’ capital	$305,249	$359,837

The accompanying notes are an integral part of these financial statements.

WESTERN REFINING COMPANY, L.P.
STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2003	2004

	(dollars in thousands)
Net sales	$446,431	$924,792	$2,215,170
Operating costs and expenses:
Cost of products sold (exclusive of depreciation and amortization)	399,290	830,667	1,989,917
Direct operating expenses (exclusive of depreciation and amortization)	11,700	41,986	110,006
Selling, general and administrative expenses	9,735	11,861	17,239
Maintenance turnaround expense	—	—	14,295
Depreciation and amortization	986	1,698	4,521

Total operating costs and expenses	421,711	886,212	2,135,978

Operating income	24,720	38,580	79,192
Other income (expense):
Interest income	350	265	1,022
Interest expense	(1,761)	(3,645)	(5,627)
Amortization of loan fees	(12)	(914)	(2,939)
Gain (loss) from derivative activities	—	—	(4,018)
Other income (expense), net	2,800	6,822	(172)

Net income	$26,097	$41,108	$67,458

The accompanying notes are an integral part of these financial statements.

WESTERN REFINING COMPANY, L.P.
STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partner	Capital	General Partner	Capital
	RHC Holdings, L.P.	Percentage	Refinery Company, L.C.	Percentage	Total

	(dollars in thousands)
Balance at December 31, 2001	$13,955	99%	$141	1%	$14,096
Net Income	25,836		261		26,097
Capital distributions to partners	(3,083)		(29)		(3,112)

Balance at December 31, 2002	36,708	99%	373	1%	37,081
Net Income	40,697		411		41,108
Capital distributions to partners	(9,402)		(95)		(9,497)

Balance at December 31, 2003	68,003	99%	689	1%	68,692
Net Income	66,784		674		67,458
Non-cash capital contribution from limited partner	3,984		—		3,984
Capital distributions to partners	(32,215)		(327)		(32,542)

Balance at December 31, 2004	$106,556	99%	$1,036	1%	$107,592

The accompanying notes are an integral part of these financial statements.

WESTERN REFINING COMPANY, L.P.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2003	2004

	(dollars in thousands)
Operating Activities
Net income	$26,097	$41,108	$67,458
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	986	1,698	4,521
Amortization of loan fees	12	914	2,939
Deferred compensation expense	—	—	3,984
Changes in operating assets and liabilities:
Accounts receivable	634	(49,515)	(19,682)
Inventories	(12,558)	(3,426)	(35,514)
Prepaid expenses	(369)	(2,816)	358
Other assets	17	74	(4,389)
Accounts payable	13,862	67,715	64,117
Accruals and other liabilities	(2,770)	7,888	4,361
Due to affiliate	—	2,092	(2,092)
Post-retirement obligations	—	720	961

Net cash provided by operating activities	25,911	66,452	87,022

Investing Activities
Capital expenditures	(52)	(3,164)	(19,045)
Purchase of North Refinery assets	—	(101,566)	—

Net cash used in investing activities	(52)	(104,730)	(19,045)

Financing Activities
Additions to long-term debt	—	109,945	—
Payments on long-term debt	(31,282)	(8,538)	(52,746)
Debt issuance costs	(431)	(7,057)	(1,434)
Partnership capital distributions	(3,112)	(9,497)	(32,542)

Net cash (used in) provided by financing activities	(34,825)	84,853	(86,722)

Net (decrease) increase in cash and cash equivalents	(8,966)	46,575	(18,745)
Cash and cash equivalents at beginning of year	26,091	17,125	63,700

Cash and cash equivalents at end of year	$17,125	$63,700	$44,955

Supplemental Cash Flow Information
Interest paid	$1,645	$3,831	$4,884

The accompanying notes are an integral part of these financial statements.

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002, 2003 and 2004

1.	Organization and Basis of Presentation
      Western Refining Company, L.P. (the Company), formerly known as Refinery Holding Company, L.P., is a limited partnership formed on May 4, 1993, to own and operate a refinery located in El Paso, Texas. The limited partners are limited in liability to the extent of each partner’s capital account. The limited partnership agreement provides that the partnership will terminate on April 30, 2023.
      On August 29, 2000, Western Refining Company and its wholly owned subsidiary, RHC Holdings, L.P., entered into an agreement to purchase all of the limited partnership interests of the Company and Refinery Company, L.C., the general partner of the Company through the issuance of notes payable to the former partners. As a result of that transaction, RHC Holdings became the 99% limited partner in the Company and Western Refining Company became the owner of 100% of the general partner. The purchase price of that transaction has been pushed down to the Company, and the results have been included in the financial statements.
      The Company is engaged in the business of refining crude oil into gasoline, diesel fuels, and other refined products, and selling its products as well as refined products purchased from third parties to various customers located in the Southwest region of the U.S. and Mexico. The Company operates as one operating segment.
      Demand for gasoline is generally higher during the summer months than during the winter months. In addition, oxygenate is added to the gasoline in the Company’s markets during the winter months, thereby increasing the supply of gasoline. This combination of decreased demand and increased supply during the winter months can lower prices in the winter months. As a result, the Company’s operating results for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters of each year.
      The International Union of Operating Engineers represents the hourly workforce at the Company’s El Paso, Texas, refinery pursuant to an agreement that expires in 2006. At December 31, 2004, there were 204 employees represented by the union and approximately 335 total employees.

2.	Summary of Accounting Policies

Cash Equivalents
      Cash equivalents consist of investments in money market accounts. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
      Accounts receivable are due from a diverse customer base including companies in the petroleum industry, railroads, airlines and the federal government. Credit is extended based on an evaluation of the customer’s financial condition. Historically, the Company has not had any credit losses; therefore it does not currently maintain an allowance for doubtful accounts.

Inventories
      Crude oil, refined product and other feedstock and blendstock inventories are carried at the lower of cost or market. Cost is determined principally under the last-in, first-out (LIFO) valuation method. Ending inventory costs in excess of market value are written off and charged to cost of products sold in the period

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
recorded. In subsequent periods, should inventory market values recover, cost of products sold could be favorably impacted as compared to current inventory costs under the LIFO method.

Property, Plant, and Equipment
      Property, plant, and equipment are stated at cost. The Company capitalizes interest on expenditures for capital projects in process greater than one year until such projects are ready for their intended use. No interest has been capitalized in 2002, 2003, or 2004.
      Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the various classes of depreciable assets. The lives used in computing depreciation for such assets are as follows: refinery and related equipment, 4 to 20 years; and computers, software and other depreciable assets, 3 to 5 years.

Other Assets
      Other assets consist of loan origination fees, license agreements and other assets that are related to the various refinery process units and are stated at cost. Amortization is provided on a straight-line basis over the term of the note or over the life of the process units. Accumulated amortization was $1.1 million and $4.0 million at December 31, 2003 and 2004, respectively.

Revenue Recognition
      Revenues for products sold are recorded upon delivery of the products to customers, which is the point at which title is transferred, the customer has the assumed risk of loss, and when payment has been received or collection is reasonably assured. Transportation, shipping and handling costs incurred are included in cost of products sold.

Maintenance Turnaround Expense
      Refinery process units require regular major maintenance and repairs which are commonly referred to as “turnarounds.” The required frequency of the maintenance varies by unit, but generally is every four years. Turnaround costs are expensed as incurred.

Cost Classifications
      Cost of products sold includes cost of crude oil, other feedstocks, blendstocks, purchased finished products, transportation and distribution costs. Direct operating expenses include direct costs of labor, maintenance materials and services, chemicals and catalysts, natural gas, utilities, and other direct operating expenses. Until August 2003, direct operating expenses consisted of a processing fee paid to ChevronTexaco Corporation (Chevron) (see Note 3).

Deferred Compensation
      The Company records expenses related to deferred compensation agreements executed in fiscal 2003 and 2004 between certain employees and its limited partner, which have been deemed to be a capital contribution of the limited partner and is reflected as a non-cash partnership capital contribution. Expense is recognized ratably over the vesting periods of the individual participants based upon the value of such agreements, as defined. Deferred compensation expense is recorded as selling, general and administrative expenses in the

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
accompanying statements of operations. As of December 31, 2004, the estimated total value of such deferred compensation agreements, which is variable based upon the historical operating performance of the Company, was $6.5 million, of which $4.0 million was recognized as deferred compensation expense during the fiscal year ended December 31, 2004, based upon participant vesting. No expense was recorded in prior years.

Financial Instruments and Fair Value
      Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of accounts receivable. Those customers accounting for more than 10% of the Company’s revenues in 2004 were Chevron and Phoenix Fuel Company, which is a wholly owned subsidiary of Giant Industries. Credit risk is minimized as a result of the credit quality of the Company’s customer base. As a result, the Company has not had any credit losses associated with its accounts receivable.
      The carrying amounts of cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair values due to their short-term maturities.
      The Company has adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, as amended. This standard established accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. SFAS 133 does not consider typical purchases and sales of commodities and inventories that are net settled in physical quantities over a reasonable period of time in the normal course of business to be derivatives. SFAS 133 specifically exempts these normal purchases and normal sales from hedge accounting.
      The Company enters into crude oil and refined product forward contracts to facilitate the supply of crude oil to the refinery and the sale of refined products. We believe these contracts qualify for the normal purchases and normal sales exception under SFAS 133 because deliveries under the contracts will be in quantities expected to be used or sold over a reasonable period of time in the normal course of business.
      Additionally, the Company maintains a refined products pricing strategy, which includes the use of forward and swap contracts, to minimize significant fluctuations in earnings caused by the volatility of refined products prices. The estimated fair values of forward and swap contracts are based on quoted market prices and generally have maturities of three months or less. These transactions historically have not qualified for hedge accounting in accordance with SFAS 133 and, accordingly, these instruments are marked to market at each period end and are included in other current assets or other current liabilities. Gains and losses related to these instruments are included in the statement of operations as gain (loss) from derivative activities.
      The Company does not believe that there is a significant credit risk associated with the Company’s derivative instruments, which are transacted through counterparties meeting established collateral and credit criteria.

Pension and Other Post-Retirement Obligations
      Pension and other post-retirement plan expenses and liabilities are determined on an actuarial basis and are affected by the market value of plan assets, estimates of the expected return on plan assets, and assumed discount rates and demographic data.
      In May 2004, the FASB issued FASB Staff Position No. 106-2 (FSP 106-2), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which provides guidance on the accounting for, and disclosure of, the effects of the Medicare Prescription Act. FSP 106-2 is effective for periods beginning after June 15, 2004. The accompanying financial statements reflect

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
the effects of the Act on the accumulated postretirement benefit obligation and net postretirement benefit cost.
Environmental and Other Loss Contingencies
      The Company records liabilities for loss contingencies, including environmental remediation costs, when such losses are probable and can be reasonably estimated. Environmental costs are expensed if they relate to an existing condition caused by past operations with no future economic benefit. Estimates of projected environmental costs are made based upon internal and third-party assessments of contamination, available remediation technology and environmental regulations. Loss contingency accruals, including those for environmental remediation, are subject to revision as further information develops or circumstances change and such accruals can take into account the legal liability of other parties.

Income Taxes
      Historically, the Company has not incurred income taxes because its operations were conducted by an operating partnership that was not subject to income taxes. Partnership capital distributions are periodically made to the partners to fund the tax obligations resulting from the partners’ being taxed on their proportionate share of the partnership’s taxable income.

Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 123R, Share-Based Payment, which will require the expensing of stock options and other share-based compensation payments to employees. Our effective date for adopting this standard will be January 1, 2006. We intend to apply SFAS No. 123R to awards under our new long-term incentive plan and to awards modified, repurchased or cancelled after January 1, 2006. The magnitude of the impact of adopting SFAS No. 123R cannot be predicted at this time because it will depend on the levels of share-based incentive awards granted in the future.
      In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47) which requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event when the amount can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation under SFAS No. 143. FIN 47 is effective for fiscal years ending after December 15, 2005, and is not expected to materially affect the Company’s financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005, and is not expected to have a significant impact on the Company’s financial position or results of operations.

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Currently, the Emerging Issues Task Force (EITF) is addressing the accounting for linked purchase and sale arrangements in EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the same Counterparty. We will monitor the progress of EITF Issue No. 04-13 to ensure that the Company’s accounting for our linked purchases and sales complies with the EITF’s final consensus. The Company does not expect that EITF Issue No. 04-13 will have a significant impact on its financial position or results of operations.

3.	North Refinery Asset Acquisition
      Prior to August 29, 2003, the Company had an operating agreement with Chevron that required Chevron to process approximately 25,000 bpd of crude oil on the Company’s behalf and deliver to the Company approximately 23,750 bpd of refined products. The Company marketed these refined products along with other refined products acquired from third parties. The Company paid Chevron a processing fee for each barrel of crude oil processed under the operating agreement, which the Company classified as direct operating expenses. Chevron was entitled to all of the refined products from the refinery other than the 23,750 bpd delivered to the Company, and Chevron was responsible for all of the operating expenses, environmental compliance costs, maintenance costs and turnaround costs of the refinery.
      The Company acquired the North Refinery assets, which consisted of fixed assets and inventories, from Chevron on August 29, 2003, at which time the Company assumed full operational responsibility for the integrated refinery. The Company also hired substantially all of the operational employees who were working at the refinery at the time of the acquisition. In addition, the Company hired other non-Chevron employees in areas such as accounting, human resources, environmental and safety, and engineering to support its operations. Kaston Pipeline Company, L.P., a former affiliate of the Company, acquired a West Texas crude oil pipeline from Chevron Pipe Line Company at the same time. The refinery assets and inventories were acquired for $101.6 million, financed in part by a term loan (see Note 6).
      The acquisition was accounted for as a purchase, whereby the purchase price was allocated to the assets acquired and liabilities assumed, which were minimal. The Company finalized the purchase price allocation during 2004, which included establishing a projected benefit obligation related to pension and other post retirement plans established concurrent with the acquisition. The financial statements include the results of operations for the North Refinery assets since August 30, 2003.

4.	Inventories
      Inventories are as follows (in thousands, except cost per barrel):

	As of December 31,

	2003			2004

			LIFO			LIFO
		LIFO	Cost Per		LIFO	Cost Per
	Barrels	Cost	Barrel	Barrels	Cost	Barrel

Refined products	1,237	$47,551	$38.44	1,492	$60,862	$40.78
Crude oil and other	1,940	61,893	31.91	2,407	84,096	34.93

	3,177	$109,444		3,899	$144,958

      The Company determines market value inventory adjustments by evaluating crude oil and refined products inventory on an aggregate basis. The excess of the current cost of inventories over LIFO cost at December 31, 2004 was $30.3 million. At December 31, 2003, the LIFO cost exceeded current cost of inventories by $2.2 million; however, the LIFO cost did not exceed the aggregate market values of total inventories.

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	Property, Plant, and Equipment
      Property, plant, and equipment are as follows (in thousands):

	As of
	December 31,

	2003	2004

Refinery and related equipment	$51,368	$59,214
Computers and software	1,220	1,634
Construction in process	1,159	11,687
Other	1,423	2,766

	55,170	75,301
Less accumulated depreciation	3,358	7,836

	$51,812	$67,465

      The useful lives of depreciable assets used to determine depreciation expense were as follows:

Refinery and related equipment	4 - 20 years
Computers and software	3 - 5 years
Other	3 - 5 years

6.	Long-Term Debt
      On August 29, 2003, the Company and Kaston Pipeline Company, L.P. (Kaston), an affiliate of the Company until August 31, 2004, entered into a loan agreement with a bank syndicate for a term loan in the amount of $125 million of which $109.9 million was allocated to the Company based on the asset cost as defined in the purchase and sale agreement related to the North Refinery asset acquisition. The loan agreement was amended in March 2004. The amendment modified certain terms of the loan agreement, including reducing the interest rate to LIBOR plus 3.5% per annum from 5.0% per annum. The loan agreement was further modified in August 2004 to release Kaston from the agreement as all partnership interests in Kaston were sold (see Note 9). The loan has a term of five years. The loan document provides for principal payments of $2.5 million paid quarterly beginning on December 31, 2003. In addition, the loan document provides for a payment equal to 50% of the Company’s excess cash flow as defined in the loan agreement. The next cash flow payment, if any, would be due in the fourth quarter of 2005. The loan is guaranteed by affiliates of the Company and is secured by refinery assets of the Company.
      The aggregated annual maturities of long-term debt, excluding any 50% cash flow payments, as of December 31, 2004, are (in thousands):

2005	$10,000
2006	10,000
2007	10,000
2008	25,000

Total long-term debt	$55,000

      During December 2002, the Company signed a $45 million secured debt facility expiring on December 5, 2005. On August 29, 2003, this facility was amended and restated increasing the limit on the facility to $140 million and extending the expiration to August 29, 2006. Availability under the credit facility is subject to certain borrowing base limitations, including eligible accounts receivable and inventory, as defined. Borrowing under the debt facility accrues interest, at the Company’s option, at the prime rate of the

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
bank plus an adjustment ranging from 0.00% to 0.25% or the LIBOR rate plus an adjustment ranging from 2.00% to 2.75%, both of which are limited by the maximum rate, as defined. The debt facility includes an unused line fee in the amount of 0.5% on the unused portion of the debt facility.
      The credit facility contains various covenants including, among other things, the maintenance of certain financial ratios, including the achievement of a minimum fixed-charge ratio, a maximum leverage ratio, and a minimum level of equity. There are also restrictions on certain activities including loans and payments to related parties, distributions to partners, acquisitions, investments, and asset sales. No amounts were outstanding and approximately $68.9 million was available under this facility for future borrowings at December 31, 2004. The Company was in compliance with the credit facility covenants as of December 31, 2004.
      The credit facility provides for the issuance of letters of credit. As of December 31, 2003 and 2004, the Company had $30.9 million and $40.3 million, respectively, of outstanding letters of credit under the credit facility.
      The Company recorded debt related to the change in ownership which occurred in 2000. Although the debt was the obligation of the general partner and limited partner, it was guaranteed by the assets of the Company. The initial debt recorded in 2000 was $29.4 million. The balance at December 31, 2002, was $6.3 million, and the debt was fully paid in April of 2003.

7.	Pensions and Post-Retirement Obligations
      Concurrent with the North Refinery asset acquisition, the Company adopted a pension plan and post-retirement medical benefits plan covering certain previous employees of Chevron. The liabilities associated with these plans are (in thousands):

	2003	2004

Minimum pension liability at end of year	$(7,080)	$(8,106)
Minimum post-retirement medical benefits liability at end of year	(227)	(1,249)

Total pension and post-retirement medical benefits liability at end of year	$(7,307)	$(9,355)

Pensions
      Effective September 1, 2003, and as part of the North Refinery asset acquisition, the Company adopted a new defined benefit pension plan covering certain previous employees of Chevron. Benefits under this plan are based primarily on years of service and compensation levels. The Company will make contributions to the plan sufficient to meet the minimum funding requirements of applicable laws and regulations.
      The following tables set forth significant information about the pension plan, the reconciliation of the benefit obligation, plan assets, funded status, and significant assumptions and are based upon an annual measurement date of December 31, (in thousands):

	2003	2004

Benefit obligation at beginning of the year	$—	$7,080
Service cost	353	1,696
Interest cost	140	460
Acquisitions	6,587	—

Benefit obligation at end of year	$7,080	$9,236

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)

	2003	2004

Net periodic benefit cost includes:
Service cost	$353	$1,696
Interest cost	140	460
Expected return on assets	—	(36)

Net periodic benefit cost	$493	$2,120

Fair value of plan assets at beginning of year	$—	$—
Company contribution	—	1,094
Actual return on plan assets	—	55

Fair value of plan assets at end of year	$—	$1,149

Unfunded status	$(7,080)	$(8,087)
Unrecognized net gain	—	(19)

Minimum pension liability at end of year	$(7,080)	$(8,106)

Weighted-average assumptions:
Discount rate	6.5%	6.5%
Expected long-term return on assets(1)	6.5%	6.5%
Salary scale	3.0%	3.0%

(1)	Based upon historical long-term rates of return and the current returns of similarly invested portfolios.
     The accumulated benefit obligation for the pension plans is $188,000 and $1.9 million for 2003 and 2004, respectively.
      The primary investment strategy is the security and long-term stability of plan assets, combined with moderate growth that corresponds to participants’ anticipated retirement dates. Investments should also provide for sufficient liquid assets to allow the plan to make distributions on short notice to participants who have died or become disabled and are entitled to benefits. Pension plan assets at December 31, 2004, were held in equity securities (65.6%) and debt securities (34.4%). The Company expects to contribute $1.2 million to the plan in 2005.
      Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets could have a material effect on the amount of pension expense ultimately recognized. The assumed return on plan assets is based on management’s expectation of the long-term return on the portfolio of plan assets. The discount rate used to compute the present value of plan liabilities generally is based on rates of high grade corporate bonds with maturities similar to the average period over which benefits will be paid.
      No benefits were paid during 2003 or 2004. The following benefit payments, which reflect future service are expected to be paid in the year indicated (in thousands):

Pension
Benefits

2005	$26
2006	39
2007	45
2008	105
2009	138
2010-2014	3,924

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
Post-Retirement Obligations
      Concurrent with the North Refinery asset acquisition, the Company adopted a retiree medical plan covering certain previous employees of Chevron. Unlike the pension plan, the Company is not required to fund the retiree medical plan on an annual basis. Based on an annual measurement date of December 31, 2004, the Company has accrued $1.2 million and expensed approximately $116,000 under this plan.
      The components of the post-retirement obligation at December 31, 2004 are (in thousands):

Benefit obligation at beginning of the year	$228
Service cost	51
Interest cost	65
Purchase price adjustment	905

Benefit obligation at end of year	$1,249

Discount rate	6%
      No benefits were paid for 2004. The following benefits payments are expected to be paid in the year indicated (in thousands):

2005	$0.3
2006	0.8
2007	1.6
2008	2.8
2009	4.9
2010-2013	68.5
      The health care cost trend rate for 2004 and future years is 4.0%.

	1-percentage	1-percentage
	point increase(1)	point decrease

Impact of change in health care trend rate
Effect on total service cost and interest cost	N/A	(28)
Effect on accumulated benefit obligation	N/A	(231)

(1)	The 1-percentage point increase is not applicable because the maximum Company-provided contribution cannot increase by more than 4%.

8.	Crude Oil and Refined Product Risk Management
      The Company enters into crude oil and refined product forward contracts to facilitate the supply of crude oil to the refinery and sale of refined products. For the year ended December 31, 2004, the Company entered into net forward, fixed-price contracts to purchase and sell crude oil and refined products which qualify as normal purchases and normal sales and that are exempt from SFAS 133. At December 31, 2004, the Company had forward, fixed-price contracts to purchase crude oil of $1.3 million and sell crude oil of $1.3 million. The Company had not entered into net forward, fixed-price contracts to sell refined products at December 31, 2004.
      The Company also uses crude oil and refined products futures or swap contracts to mitigate the change in value of volumes subject to market prices. Under a refined products swap contract, the Company agrees to buy or sell an amount equal to a fixed price times a set number of barrels, and to buy or sell in return an amount equal to a specified variable price times the same amount of barrels. The physical volumes are not exchanged, and no other cash payments are made. The contract fair value is reflected on the balance sheet

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
and related net gain or loss is recorded as a gain (loss) from derivative activities. Various third-party sources are used to determine fair values for the purpose of marking to market the derivative instruments at each period end. The fair value of the outstanding contracts was $2.0 million at December 31, 2004, and was included in other current assets and the related $2.0 million net unrealized gain was recorded in gain (loss) from derivative activities. The Company realized a $6.0 million net loss in gain (loss) from derivative activities on matured contracts during 2004.

9.	Related Party Transactions
      The Company had a management agreement with WRC Refining Company, an affiliate of the Company, which provided for the Company to pay WRC Refining Company a fixed management fee and an incentive management fee based on gross profits of the Company. Upon the acquisition of the North Refinery assets, the management agreement was terminated (see Note 3). The Company paid $1.9 million during the year ended December 31, 2003, in management fees to WRC Refining Company. These amounts are included in selling, general and administrative expenses.
      Prior to August 2004, Kaston, a former affiliate of the Company, transported crude oil for the Company. The Company performed certain accounting functions on Kaston’s behalf. Kaston charged the Company tariffs for the use of its pipeline. At December 31, 2003, the Company had a liability of approximately $2.1 million due to Kaston.
      On June 23, 2004, Kaston and other entities under common control entered into a sale and purchase agreement with an unrelated third party to sell all partnership interests of Kaston. The loan agreement as amended and described in Note 6 permitted the sale of Kaston as described and released liens on Kaston’s assets and obligations in effect as of such sale, provided that certain provisions of the amendment are met. One of the provisions of the amendment pertaining to the sale of Kaston was that a specified portion of the sale proceeds be used to reduce the balance of the loan. In August 2004, the sale of the Kaston partnership interests was completed and the related proceeds were used to reduce the balance of the loan. To facilitate the loan payment, the limited partner provided $17 million cash to the Company. The Company repaid this balance with interest at market rates on October 21, 2004.
      On December 13, 2004, the Company entered into a non-exclusive aircraft lease agreement with a related party. The indirect stockholders of such entity are the same individuals that also control the Company. Pursuant to the lease agreement, an aircraft can be leased by the Company at a rate of $600 per flight hour. In addition, the Company is responsible for all operating and maintenance costs associated with its use of the aircraft. For the year ended December 31, 2004, the Company has incurred approximately $98,000 of lease and operating expenses, which are included in selling, general and administrative expenses.
      The Company sells refined products to Transmountain Oil Company, L.C., (Transmountain), which is a distributor in the El Paso area. The same individuals that control the Company acquired a 61.1% interest in Transmountain on June 30, 2004. For the period from June 30, 2004 to December 31, 2004, the Company sold approximately $26.5 million of refined products to Transmountain at market-based rates. At December 31, 2004, total accounts receivable due from Transmountain was $2.0 million.

10.	Contingencies
      Like other petroleum refiners, the Company’s operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, waste water discharges, and solid and hazardous waste management activities. The Company’s policy is to accrue environmental and clean-up related costs of a non-capital nature when it is probable that a liability has been incurred and the amount can be reasonably estimated. Such estimates may be subject to revision in the future as regulations and other conditions change.

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      In May 2000, the Company entered into an Agreed Order with the Texas Natural Resources Conservation Commission for remediation of the Company’s property. On August 7, 2000, the Company purchased a Pollution and Legal Liability and Clean-Up Cost Cap Insurance policy at a cost of $10.3 million, which the Company expensed in fiscal 2000. The policy is noncancelable and covers environmental clean-up costs related to contamination which occurred prior to December 31, 1999, including the costs of the Agreed Order activities. The insurance provider assumes responsibility for all environmental clean-up costs related to the Agreed Order up to $20 million. Under the policy, environmental costs outside the scope of the Agreed Order require payment by the Company of a deductible as well as any costs that exceed the covered limits of the insurance policy. At the current time, management is not aware of any additional environmental costs and, therefore, cannot reasonably estimate a liability, if any, for any type of deductible. In addition, under a settlement agreement with the Company, a Chevron subsidiary is obligated to pay 60% of any Agreed Order environmental cleanup costs that would otherwise have been covered under the policy but which exceed the $20 million threshold.
      The EPA has embarked on a Petroleum Refinery Enforcement Initiative, or Initiative, whereby it is investigating industry-wide noncompliance with certain Clean Air Act rules. The Initiative has resulted in many refiners entering into consent decrees typically requiring substantial capital expenditures for additional air pollution control equipment and penalties. Since December 2003, the Company has been voluntarily discussing with the EPA a settlement pursuant to the Initiative. Negotiations with the EPA regarding this Initiative have focused exclusively on air emission programs. The Company does not expect these negotiations to result in any soil or groundwater remediation or clean-up requirements. While at this time it is not known precisely how the Initiative or any resulting settlement may affect the Company, the Company expects to be required to pay penalties and to install additional pollution controls, and, as a result, its operating costs and capital expenditures may increase. Based on current negotiations and information, the Company has estimated the total capital expenditures that may be required pursuant to the Initiative would be approximately $20 million. These capital expenditures would primarily be for installation of a flare gas recovery system for the South refinery ($8 million) and installation of nitrogen oxides emission controls ($11 million). These expenditures are budgeted to occur in 2005 ($1.7 million) and 2006 ($7.8 million), with the balance budgeted to occur from 2007 thru 2013. These amounts have been included in the Company’s estimated capital expenditures for regulatory projects. Based on current information, the Company does not expect any settlement pursuant to the Initiative to have a material adverse effect on its business, financial condition or results of operations or that any penalties or increased operating costs related to the Initiative will be material.
      In July 2005, the Company received a Notice of Enforcement and a proposed Agreed Order from the Texas Commission on Environmental Quality (TCEQ) that cited certain air violations identified during the agency’s investigations of the Company’s refinery conducted in October and December of 2004. On August 24, 2005, the TCEQ advised the Company that it had referred this matter to the Texas Attorney General for inclusion in the Initiative settlement discussed above and that any further enforcement issues related to this matter would be addressed jointly with the EPA as part of the Initiative. The Company does not expect this matter to have a material effect on any Initiative settlement.
      Pursuant to the purchase agreement relating to the North Refinery asset acquisition, Chevron retained responsibility for, and control of, certain remediation activities. At the current time the Company is not aware of any additional environmental costs that it would be responsible for relating to the assets acquired, therefore it cannot reasonably estimate a liability, if any.
      The Company is party to various other claims and legal actions arising in the normal course of business. The Company believes the resolution of these matters will not have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)

11.	Other Income
      In April 2003, the Company received a payment of reparations from a pipeline company as ordered by the Federal Energy Regulatory Commission (FERC). The amount of the payment was $6.8 million, which is included in other income for the year ended December 31, 2003. The pipeline company has sought judicial review of the FERC order, as well as a series of other orders. In the event that the pipeline company prevails in whole or in part in such judicial review, the reparations owed to the Company may be found to be less than the amount paid to the Company in April 2003. In such case, the Company would be required to repay a portion of the payment received in April 2003. The Company does not believe that the judicial review will result in a repayment by the Company of an amount that would have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.
      During 2002, the Company received an environmental expense reimbursement in the amount of $2.8 million included in other income. This reimbursement was to defray part of the cost of the environmental insurance premium paid in 2000 (see Note 10) and reimbursement for environmental cleanup costs.

12.	Significant Customers
      The Company sells a variety of refined products to a diverse customer base. Those customers accounting for more than 10% of total revenues for 2004 were Chevron at 22.8% and Phoenix Fuel Company at 18.5%. For 2003, sales to Chevron accounted for 17.0% of total revenues. For 2003 and 2002, respectively, sales to Phoenix Fuel Company accounted for 28.1% and 42.3% of total revenues.

13.	Operating Leases and Other Commitments
      The Company has commitments under long-term operating leases for certain buildings expiring at various dates over the next 5 years. At December 31, 2004, minimum lease payments on operating leases were as follows (in thousands):

Year ending December 31:
2005	$34
2006	19
2007	12
2008	12
2009	6

Total	$83
      Total rental expense was $18,000, $58,000, and $132,000 for the years ended December 31, 2002, 2003, and 2004, respectively.
      In the normal course of business, the Company has long-term commitments to purchase services, such as natural gas, electricity, water and transportation services for use by its refinery at market-based rates. The Company is also party to various refined product and crude oil supply and exchange agreements.
14.     Subsequent Events
      On July 29, 2005, the Company entered into a new term loan facility (New Term Loan) for up to $200 million, under which it initially borrowed $150 million. An option to borrow the remaining $50 million was subsequently terminated by the Company. A portion of the proceeds were used to retire the $50 million outstanding under the August 29, 2003, loan agreement. The New Term Loan has a term of seven years and provides for 1% of its principal balance to be paid annually, with the balance due at maturity. Interest is payable quarterly at LIBOR plus 2.5% per annum. The New Term Loan is secured by the refinery assets. The

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
New Term Loan is subject to compliance with financial covenants related to minimum equity, interest coverage, and total debt to EBITDA.
      On July 29, 2005, the Company entered into a new revolving credit facility (New Revolver), with a borrowing base of up to $150 million. The New Revolver replaces the $140 million credit facility that was due to expire on August 29, 2006. The New Revolver has a maturity date of July 28, 2010, and is secured by cash, accounts receivable and inventory. As a result of changes contemplated by the Company’s initial public offering, the Company expects that certain technical amendments to the New Revolver will be required. It is subject to the same financial covenants as the New Term Loan.
      In connection with these transactions, the Company incurred $4.8 million in new deferred financing costs that will be amortized over the life of the related facilities. In addition, the Company recorded an expense of $3.5 million related to the writeoff of previously recorded deferred financing costs in July 2005.
      In June 2005, the Company entered into a sulfuric acid regeneration and sulfur gas processing agreement with DuPont. Under the agreement, the Company will have a long-term commitment to purchase services for use by its refinery. Upon completion of the project, which is expected to occur by the end of 2007, the annual commitment for these services will range from $10.0 million increasing to $16.0 million per year over the next 20 years. Prior to this agreement, the Company incurred direct operating expenses related to sulfuric acid regeneration under a short-term agreement.
      In July 2005, the Company extended its collective bargaining agreement with its hourly workforce at its refinery through April 2009. The agreement was previously set to expire in 2006.
      In connection with the August 29, 2000, purchase transaction (see Note 1), the Company paid a $3.0 million contingent purchase price adjustment in August 2005. The contingent consideration paid was the result of a recent renegotiation of a potential contingent payment due under the August 29, 2000 purchase agreement. The Company treated the payment as an additional purchase price adjustment and increased the basis of the related property, plant and equipment to be depreciated over the remaining lives of the assets. There is an additional contingent consideration remaining under the agreement that expires on April 29, 2006, but it is not material.
      In August 2005, the Company entered into a Throughput and Distribution Agreement and associated Storage Agreement with Magellan Pipeline Company, L.P. Under these agreements, the Company will have a long-term commitment beginning in February 2006 to provide for the transportation and storage of alkylate and other refined products from the Gulf Coast to our Refinery via the Magellan South System pipeline. For the first six months of these agreements, the Company is committed to pay $1.6 million per quarter. For the next 4 1/2 years of these agreements, the Company is committed to pay $3.0 million per quarter.

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Continued)
WESTERN REFINING COMPANY, L.P.
BALANCE SHEETS

	December 31,	September 30,
	2004	2005

	(Note 1)	(unaudited)
	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$44,955	$173,538
Trade accounts receivable	88,501	222,142
Inventories	144,958	118,249
Prepaid expenses	3,082	5,025
Other current assets	5,129	14,417

Total current assets	286,625	533,371
Property, plant and equipment, net	67,465	114,315
Other assets, net of amortization	5,747	5,621

Total assets	$359,837	$653,307

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$169,664	$285,573
Accrued liabilities	18,226	31,794
Current portion of long-term debt	10,000	2,000

Total current liabilities	197,890	319,367
Long-term liabilities:
Long-term debt, less current portion	45,000	148,000
Pension and post-retirement obligations	9,355	10,109

Total long-term liabilities	54,355	158,109

Commitments and contingencies

Total partners’ capital	107,592	175,831

Total liabilities and partners’ capital	$359,837	$653,307

The accompanying condensed notes are an integral part of these financial statements.

WESTERN REFINING COMPANY, L.P.
STATEMENTS OF OPERATIONS
(Unaudited)

	Nine-Month Period
	Ended September 30,

	2004	2005

	(dollars in thousands)
Net sales	$1,574,919	$2,483,791
Operating costs and expenses:
Cost of products sold (exclusive of depreciation and amortization)	1,390,484	2,197,795
Direct operating expenses (exclusive of depreciation and amortization)	82,255	90,568
Selling, general and administrative expenses	12,475	26,910
Maintenance turnaround expense	14,295	5,884
Depreciation and amortization	3,159	4,411

Total operating costs and expenses	1,502,668	2,325,568

Operating income	72,251	158,223
Other income (expense):
Interest income	502	2,494
Interest expense	(4,477)	(4,886)
Amortization of loan fees	(2,180)	(1,906)
Write-off of unamortized loan fees	—	(3,287)
Gain (loss) from derivative activities	(6,062)	(18,582)
Other expense, net	(188)	—

Net income	$59,846	$132,056

The accompanying condensed notes are an integral part of these financial statements.

WESTERN REFINING COMPANY, L.P.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine-Month Period
	Ended September 30,

	2004	2005

	(dollars in thousands)
Operating Activities
Net income	$59,846	$132,056
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,159	4,411
Amortization of loan fees	2,180	1,906
Write-off of unamortized loan fees	—	3,287
Deferred compensation expense	2,998	12,946
Changes in assets and liabilities:
Accounts receivable	(39,642)	(133,641)
Inventories	(8,721)	26,709
Prepaid expenses	(869)	(1,943)
Other assets	(1,174)	(9,592)
Accounts payable	80,512	115,909
Accruals and other liabilities	12,273	14,322
Due to affiliate	14,765	—

Net cash provided by operating activities	125,327	166,370

Investing Activity
Capital expenditures	(12,743)	(51,222)

Cash used in investing activity	(12,743)	(51,222)

Financing Activities
Additions to long-term debt	—	150,000
Payments on long-term debt	(50,246)	(55,000)
Deferred financing costs	(1,436)	(4,802)
Capital distributions	(20,041)	(76,763)

Net cash provided by (used in) financing activities	(71,723)	13,435

Net increase in cash and cash equivalents	40,861	128,583
Cash and cash equivalents at beginning of period	63,700	44,955

Cash and cash equivalents at end of period	$104,561	$173,538

Supplemental Cash Flow Information
Interest paid	$4,478	$4,703

The accompanying condensed notes are an integral part of these financial statements.

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

1.	Organization and Basis of Presentation
      Western Refining Company, L.P. (the Company) is a limited partnership formed on May 4, 1993, to own and operate a refinery located in El Paso, Texas. The limited partners are limited in liability to the extent of each partner’s capital account. The limited partnership agreement provides that the partnership will terminate on April 30, 2023.
      On August 29, 2000, Western Refining Company and its wholly owned subsidiary, RHC Holdings, L.P. entered into an agreement to purchase all of the limited partnership interests of the Company and Refinery Company, L.C., the general partner of the Company through the issuance of notes payable to the former partners. As a result of that transaction, RHC Holdings became the 99% limited partner in the Company and Western Refining Company became the owner of 100% of the general partner. The purchase price of that transaction has been pushed down to the Company and the results have been included in the financial statements.
      In connection with the purchase transaction discussed in the preceding paragraph, the Company paid a $3.0 million contingent purchase price adjustment in August 2005. The contingent consideration paid was the result of a recent renegotiation of a potential contingent payment due under the August 29, 2000 purchase agreement. The Company treated the payment as an additional purchase price adjustment and increased the basis of the related property, plant and equipment to be depreciated over the remaining lives of the assets. There is an additional contingent consideration remaining under the agreement that expires on April 29, 2006, but it is not material.
      The Company is engaged in the business of refining crude oil into gasoline, diesel fuels and other refined products, and selling its products as well as refined products purchased from third parties to various customers located in the Southwest region of the U.S. and Mexico. The Company operates in one operating segment.
      Demand for gasoline is generally higher during the summer months than during the winter months. In addition, oxygenate is added to the gasoline in the Company’s markets during the winter months, thereby increasing the supply of gasoline. This combination of decreased demand and increased supply during the winter months can lower prices in the winter months. As a result, the Company’s operating results for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters of each year.
      These financial statements are unaudited and have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, the information included in these financial statements reflects all normal and recurring adjustments that are necessary for a fair presentation of the Company’s financial position and results of operations for the interim periods presented. The results of operations for the interim period are not necessarily indicative of results to be expected for the year ending December 31, 2005. The balance sheet at December 31, 2004, has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principals for complete financial statements. Accordingly, these condensed financial statements should be read in connection with the financial statements and notes thereto included in the Company’s financial statements, as of and for the year ended December 31, 2004.
      The International Union of Operating Engineers represents the hourly workforce at the El Paso, Texas, refinery pursuant to an agreement that expires in April 2009. The agreement, which was recently renewed, was previously set to expire in 2006.

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Unaudited)(Continued)

2.	New Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 123R, Share-Based Payment, which will require the expensing of stock options and other share-based compensation payments to employees. The effective date for adopting this standard will be January 1, 2006. The Company intends to apply SFAS No. 123R to awards under its new long-term incentive plan and to awards modified, repurchased or cancelled after January 1, 2006. The magnitude of the impact of adopting SFAS No. 123R cannot be predicted at this time because it will depend on the levels of share-based incentive awards granted in the future.
      In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN 47, which requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event when the amount can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation under SFAS No. 143. FIN 47 is effective for fiscal years ending after December 15, 2005, and is not expected to materially affect the Company’s financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005, and is not expected to have a significant impact on the Company’s financial position or results of operations.
      Currently, the Emerging Issues Task Force (EITF) is addressing the accounting for linked purchase and sale arrangements in EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the same Counterparty. The Company will monitor the progress of EITF Issue No. 04-13 to ensure that its accounting for linked purchases and sales complies with the EITF’s final consensus. The Company does not expect that EITF Issue No. 04-13 will have a significant impact on its financial position or results of operations.

3.	Inventories
      Inventories are as follows (in thousands, except cost per barrel):

	December 31, 2004			September 30, 2005

			LIFO			LIFO
		LIFO	Cost Per		LIFO	Cost Per
	Barrels	Cost	Barrel	Barrels	Cost	Barrel

Refined products	1,492	$60,862	$40.78	982	$31,270	$31.85
Crude oil and other	2,407	84,096	34.93	2,347	86,979	37.07

	3,899	$144,958		3,329	$118,249

      The Company determines market value inventory adjustments by evaluating crude oil and refined products inventory on an aggregate basis. The Company estimates the LIFO reserve based on the expected year-end inventory volumes due to fluctuations of inventory. The excess of the current cost of inventories over LIFO cost was $30.3 million at December 31, 2004, and $108.2 million at September 30, 2005.

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Unaudited)(Continued)

4.	Property, Plant and Equipment
      Property, plant and equipment are as follows (in thousands):

	December 31,	September 30,
	2004	2005

Refinery and equipment	$59,214	$69,818
Computers and software	1,634	2,016
Construction in progress	11,687	50,633
Other	2,766	4,055

	75,301	126,522
Less accumulated depreciation	7,836	12,207

	$67,465	$114,315

5.	Long-Term Debt
      On July 29, 2005, the Company entered into a new delayed-draw term loan facility (New Term Loan), which matures on July 27, 2012. The New Term Loan provides for loans up to $200 million, which are available in $150 million and $50 million tranches. The Company borrowed $150 million under this facility on July, 29, 2005, and subject to certain conditions, the remaining $50 million can be borrowed at any time until November 30, 2005. Debt outstanding under the New Term Loan was $150 million at September 30, 2005. The New Term Loan, which is secured by the fixed assets of the Company, including the refinery, was used to refinance an August 29, 2003 term loan agreement and can be used for working capital and capital expenditures, certain permitted distributions and general corporate purposes. The New Term Loan provides for a commitment fee of 0.75% per annum on the $50 million tranche until it is drawn or terminated. The Company elected to terminate its option to receive the remaining loan proceeds available under the $50 million tranche. Borrowing rates are initially based on LIBOR plus 2.5% or prime plus 1.5%., which decreases upon achievement of certain ratings targets. The New Term Loan contains customary restrictive covenants, including limitations on debt, investments and dividends and financial covenants relating to minimum equity, minimum interest coverage and maximum leverage. The Company was in compliance with these covenants at September 30, 2005. In addition, the New Term Loan contains an event of default provision that would be triggered if the current beneficial ownership of the Company falls below 30%.
      The aggregate annual maturities of long-term debt as of September 30, 2005, are (in thousands):

2005	$500
2006	2,000
2007	2,000
2008	2,000
2009	2,000
2010 and thereafter	141,500

Total long-term debt	$150,000

      On August 29, 2003, the Company and Kaston, a former affiliate of the Company until August 31, 2004, entered into a term loan agreement with a bank syndicate for a term loan in the amount of $125 million, of which $109.9 million was allocated to the Company based on the asset cost, as defined in the Purchase and Sale Agreement for the North Refinery asset acquisition. The loan agreement was amended in March 2004. The amendment modified certain terms of the loan agreement, including reducing the interest rate to LIBOR plus 3.5% per annum from 5.0% per annum. The loan agreement was further modified in

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Unaudited)(Continued)
August 2004 to release Kaston from the agreement as all partnership interests in Kaston were sold. The loan had a term of five years. The loan document provided for principal payments of $2.5 million paid quarterly beginning on December 31, 2003. Additionally, the loan document provided for a payment equal to 50% of the Company’s excess cash flow as defined in the loan agreement. The loan was guaranteed by affiliates of the Company and was secured by refinery assets of the Company. This loan was paid in full on July 29, 2005, with a portion of the proceeds from the New Term Loan.
      On July 29, 2005, the Company entered into a new revolving credit facility (New Revolver), which matures on July 28, 2010. The New Revolver is a collateral-based facility with total borrowing capacity, subject to borrowing base amounts based upon eligible receivables and inventory, of up to $150 million (which can be expanded to $200 million), and provides for letters of credit. There was no debt outstanding under the New Revolver at September 30, 2005, and as of that date, the Company had availability of $79.2 million due to outstanding letters of credit. The New Revolver, secured by certain cash, accounts receivable and inventory, can be used for working capital and capital expenditures, certain permitted distributions and general corporate purposes. The New Revolver provides for quarterly commitment fees of 0.375% per annum, subject to adjustment based upon the Company’s leverage ratio, and letter of credit fees of 1.875% per annum, subject to adjustment based upon the leverage ratio. Borrowing rates are initially based on LIBOR plus 1.875%, subject to adjustment based on the leverage ratio. The New Revolver contains customary restrictive covenants, including limitations on debt, investments and dividends and financial covenants relating to minimum net worth, minimum interest coverage and maximum leverage. The Company was in compliance with these covenants at September 30, 2005. In addition, the New Revolver contains an event of default provision that would be triggered if the current beneficial ownership of the Company falls below 30%. As a result of changes contemplated by the Company’s initial public offering, the Company expects that certain technical amendments to the New Revolver will be required. The New Revolver replaced the $140 million credit facility that was due to expire on August 29, 2006.
      During December 2002, the Company signed a $45 million secured debt facility expiring on December 5, 2005. On August 29, 2003, the facility was amended and restated increasing the limit on the facility to $140 million and extending the expiration to August 29, 2006. Availability under the credit facility was subject to certain borrowing base limitations, including eligible accounts receivable and inventory, as defined. Borrowing under the debt facility accrues interest, at the Company’s option, at the prime rate of the bank plus an adjustment ranging from 0.00% to 0.25% or the LIBOR rate plus an adjustment ranging from 2.00% to 2.75%, both of which are limited by the maximum rate, as defined. The debt facility included an unused line fee in the amount of 0.5% on the unused portion of the debt facility. This facility was replaced with the New Revolver on July 29, 2005.
      The New Revolver provides for the issuance of letters of credit. As of September 30, 2005, the Company had $70.8 million of outstanding letters of credit under the New Revolver.
      In connection with these transactions, the Company incurred $4.8 million in new deferred financing costs that will be amortized over the life of the related facilities. In addition, the Company recorded an expense of $3.3 million related to the write-off of previously recorded deferred financing costs in July 2005.

6.	Pension and Postretirement Obligations
      Concurrent with the North Refinery asset acquisition, the Company adopted a pension plan and postretirement medical benefits plan covering certain previous employees of Chevron. Benefits are primarily

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Unaudited)(Continued)
based on years of service and compensation. The components of net periodic benefit cost associated with these plans are as follows:

	Pension Plan

	Nine Months Ended
	September 30,

	2004	2005

	(in thousands)
Net periodic benefit cost includes:
Service cost	$1,462	$1,344
Interest cost	372	397
Expected return on assets	—	(105)

Net periodic benefit cost	$1,834	$1,636

	Post-Retirement
	Obligation

	Nine Months Ended
	September 30,

	2004	2005

	(in thousands)
Net periodic benefit cost includes:
Service cost	$39	$36
Interest cost	48	53

Net periodic benefit cost	$87	$89

      The Company contributed $966,000 to the pension plan in the second quarter of 2005. The Company does not intend to make any additional contributions in 2005. Unlike the pension plan, the Company is not required to fund the retiree medical plan on an annual basis.

7.	Crude Oil and Refined Product Risk Management
      The Company enters into crude oil and refined products forward contracts to facilitate the supply of crude oil to the refinery and sales of refined products. For the nine months ended September 30, 2005, the Company entered into net forward, fixed-price contracts to purchase and sell crude oil and refined products which qualify as normal purchases and normal sales and are exempt from SFAS 133. At September 30, 2005, and December 31, 2004, the Company had net forward, fixed-price contracts to purchase crude oil of $3.2 million and $1.3 million and to sell crude oil of $3.2 million and $1.3 million, respectively. The Company had not entered into net forward, fixed-price contracts to sell or purchase refined products at September 30, 2005.
      The Company also uses crude oil and refined products futures or swap contracts to mitigate the change in value of volumes subject to market prices. Under a refined products swap contract, the Company agrees to buy or sell an amount equal to a fixed price times a set number of barrels, and to buy or sell in return an amount equal to a specified variable price times the same amount of barrels. The physical volumes are not exchanged, and no other cash payments are made. The contract fair value is reflected on the balance sheet, and related net gain or loss is recorded as gain (loss) from derivative activities. Various third party sources are used to determine fair values for the purpose of marking to market the derivative instruments at each period end. The net unrealized loss on the outstanding contracts at September 30, 2005, was $9.1 million, of which $10.5 million was in current liabilities and $1.4 million in current assets. This net unrealized loss was

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Unaudited)(Continued)
recorded in gain (loss) from derivative activities in the statement of operations. The Company realized a $9.4 million net loss from derivative activities on matured contracts during the nine months ended September 30, 2005. The fair value of the outstanding contracts was $2.0 million at December 31, 2004, and was included in other current assets. The Company realized a $2.3 million net loss from derivative activities on matured contracts during the nine months ended September 30, 2004, and had recorded a net unrealized loss of $3.8 million as of September 30, 2004.

8.	Related Party Transactions
      On June 23, 2004, Kaston, a former affiliate of the Company, and other entities under common control entered into a Purchase and Sale Agreement with an unrelated third party to sell all partnership interests of Kaston. The loan agreement, as amended and described in Note 5, permitted the sale of Kaston as described and released liens on Kaston’s assets and obligations in effect of such a sale, provided that certain provisions of the amendment were met. One of the key provisions of the amendment was that a specified portion of the sale proceeds be used to reduce the balance of the loan. In August 2004, the sale of the Kaston partnership interests was completed and the related proceeds were used to reduce the balance of the loan. To facilitate the loan payment, the Limited Partner provided $17 million of cash to the Company. The Company repaid this balance with interest at market rates on October 21, 2004.
      On December 13, 2004, the Company entered into a non-exclusive aircraft lease agreement with a related party. The indirect stockholders of such entity are the same individuals that also control the Company. Pursuant to the lease agreement, an aircraft can be leased by the Company at a rate of $600 per flight hour. In addition, the Company is responsible for all operating and maintenance costs associated with its use of the aircraft. The Company has expensed approximately $180,000 in connection with payments to such entity for leasing the aircraft for the nine months ended September 30, 2005. In addition, the Company incurred approximately $719,000 of other expenses related to operating the aircraft for the same period.
      On March 23, 2005, the Company entered into a lease agreement for certain property adjacent to its refinery from an entity that is owned by the same group of individuals that also control the Company. Lease payments totaled $40,800 through July 29, 2005, at which time the Company purchased the property at its book value of $2.1 million and the lease agreement was cancelled.
      The Company has a promissory note due from an entity controlled by the same individuals that also control the Company. Up to $2.0 million may be advanced under the terms of the note. The note is secured by deeds of trust for certain properties located near the refinery. Principal plus accrued interest is due in full on June 1, 2010. Interest is payable quarterly at the prevailing prime rate, subject to a maximum of 12% per annum. The principal balance due as of September 30, 2005, was $78,800.
      The Company sells refined products to Transmountain Oil Company, L.C., (Transmountain), which is a distributor in the El Paso area. The same individuals that control the Company acquired a 61.1% interest in Transmountain on June 30, 2004. For the nine month period ended September 30, 2005, sales to Transmountain totaled approximately $57.8 million at market-based rates. Total accounts receivable due from Transmountain as of September 30, 2005, were $4.3 million. From June 30 through September 30, 2004, sales to Transmountain totaled $12.8 million at market-based rates. Total accounts receivable due from Transmountain at December 31, 2004, were $2.0 million.
      The Company also recently signed a lease agreement with Transmountain, whereby Transmountain will lease certain office space from the Company at a market-based rate. The lease commences on December 1, 2005, for a period of ten years and contains two five-year renewal options. The monthly base rental starts at $6,800, subject to adjustment at the end of the first five-year period based upon the change in the Consumer Price Index.

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Unaudited)(Continued)
      The Company records expense related to deferred compensation agreements executed in fiscal 2003 and 2004 between certain employees and its limited partner, which have been deemed to be a non-cash partnership capital contribution of the limited partner. Expense is recognized ratably over the vesting periods of the individual participants based upon the value of such agreements, as defined. Deferred compensation expense is recorded as selling, general and administrative expenses in the accompanying statements of operations. As of September 30, 2005, the estimated total value of such deferred compensation agreements, which is variable based upon the historical operating performance of the Company, was $20.4 million, of which $12.9 million was recognized as deferred compensation expense during the nine months ended September 30, 2005, based upon participant vesting. For the nine month period ended September 30, 2004, deferred compensation expense was $3.0 million.

9.	Contingencies
      Like other petroleum refiners, the Company’s operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. The Company’s policy is to accrue environmental and clean-up-related costs of a non-capital nature when it is probable that a liability has been incurred and the amount can be reasonably estimated. Such estimates may be subject to revision in the future as regulations and other conditions change.
      In May 2000, the Company entered into an Agreed Order with the Texas Natural Resources Conservation Commission for remediation of the Company’s property. On August 7, 2000, the Company purchased a Pollution and Legal Liability and Clean-Up Cost insurance policy at a cost of $10.3 million, which the Company expensed in fiscal 2000. The policy is noncancelable and covers environmental clean-up costs related to contamination which occurred prior to December 31, 1999, including the costs of the Agreed Order activities. The insurance provider assumes responsibility for all environmental clean-up costs related to the Agreed Order up to $20 million. Under the policy, environmental costs outside the scope of the Agreed Order require the payment by the Company of a deductible as well as any costs that exceed the covered limits of the insurance policy. At the current time, management is not aware of any additional environmental costs and, therefore, cannot reasonably estimate a liability, if any, for any type of deductible. In addition, under a settlement agreement with the Company, a Chevron subsidiary is obligated to pay 60% of any Agreed Order environmental cleanup costs that would otherwise have been covered under the policy but which exceed the $20 million threshold.
      The EPA has embarked on a Petroleum Refinery Enforcement Initiative, or Initiative, whereby it is investigating industry-wide noncompliance with certain Clean Air Act rules. The Initiative has resulted in many refiners entering into consent decrees typically requiring substantial capital expenditures for additional air pollution control equipment and penalties. Since December 2003, the Company has been voluntarily discussing with the EPA a settlement pursuant to the Initiative. Negotiations with the EPA regarding this Clean Air Act Initiative have focused exclusively on air emission programs. The Company does not expect these negotiations to involve any remediation or clean-up requirements. While at this time it is not known how the Initiative or any resulting settlement may affect the Company, the Company expects to be required to pay penalties and to install additional pollution controls, and, as a result, its operating costs and capital expenditures may increase. The Company has estimated the total capital expenditures required to be made in accordance with the Initiative would be approximately $20 million. These capital expenditures would primarily be for installation of a flare gas recovery system for the South refinery ($8 million) and installation of nitrogen oxides emission controls ($11 million). These expenditures are expected to occur in 2005 ($1.7 million) and 2006 ($7.8 million), with the balance to occur from 2007 thru 2013. These amounts have been included in the Company’s estimated capital expenditures for regulatory projects. Based on current information, the Company does not expect any settlement pursuant to the Initiative to have a material adverse

WESTERN REFINING COMPANY, L.P.
NOTES TO FINANCIAL STATEMENTS — (Unaudited)(Continued)
effect on its business, financial condition or results of operations. The Company also does not expect that any penalties related to the Initiative will be material.
      In July 2005, the Company received a Notice of Enforcement and a proposed Agreed Order from the Texas Commission on Environmental Quality (TCEQ) that cited certain air violations identified during the agency’s investigations of the Company’s refinery conducted in October and December of 2004. On August 24, 2005, the TCEQ advised the Company that it had referred this matter to the Texas Attorney General for inclusion in the Initiative settlement discussed above and that any further enforcement issues related to this matter would be addressed jointly with the EPA as part of the Initiative. The Company does not expect this matter to have a material effect on any Initiative settlement.
      Pursuant to the purchase agreement relating to the North Refinery asset acquisition, Chevron retained responsibility for, and control of, certain remediation activities. At the current time the Company is not aware of any additional environmental costs that it would be responsible for relating to the asset acquired, therefore it cannot reasonably estimate a liability, if any.
      In April 2003, the Company received a payment of reparations from a pipeline company as ordered by the Federal Energy Regulatory Commission (FERC). The pipeline company has sought judicial review of the FERC order, as well as a series of other orders. In the event that the pipeline company prevails in whole or in part in such judicial review, the reparations owed to the Company may be found to be less than the amount paid to the Company in April 2003. In such case, the Company would be required to repay a portion of the payment received in April 2003. The Company does not believe that the judicial review will result in a repayment by the Company of an amount that would have a material adverse effect on the Company’s financial condition, results of operation, or cash flows.
      The Company is party to various other claims and legal actions arising in the normal course of business. The Company believes the resolution of these matters will not have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

10.	Operating Leases and Other Commitments
      In the normal course of business, the Company has long-term commitments to purchase services, such as natural gas, electricity, water and transportation services for use by its refinery. The Company is also party to various refined product and crude oil supply and exchange agreements.
      In June 2005, the Company entered into a sulfuric acid regeneration and sulfur gas processing agreement with DuPont. Under the agreement, the Company will have a long-term commitment to purchase services for use by its refinery. Upon completion of the project, which is expected to occur by the end of 2007, the annual commitment for these services will range from $10.0 million to $16.0 million per year over the next 20 years. Prior to this agreement, the Company incurred direct operating expenses related to sulfuric acid regeneration under a short-term agreement.
      In August 2005, the Company entered into a Throughput and Distribution Agreement and associated Storage Agreement with Magellan Pipeline Company, L.P. Under these agreements, the Company will have a long-term commitment beginning in February 2006 to provide for the transportation and storage of alkylate and other refined products from the Gulf Coast to the Company’s refinery via the Magellan South System pipeline. For the first six months of these agreements, the Company is committed to pay $1.6 million per quarter. For the next 4 1/2 years of these agreements, the Company is committed to pay $3.0 million per quarter.

WESTERN REFINING, INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Introduction
      Set forth below are unaudited pro forma consolidated financial statements of Western Refining, Inc. as of September 30, 2005, for the year ended December 31, 2004, and for the nine months ended September 30, 2005. Immediately prior to the closing of the offering, Western Refining Company, L.P. will be consolidated under a holding company structure pursuant to a contribution agreement whereby it will merge with an indirect, wholly-owned subsidiary of Western Refining, Inc. Upon the closing of the transactions contemplated by the contribution agreement, the parties to the contribution agreement will receive shares of common stock in Western Refining, Inc. The pro forma financial information gives effect to the transactions contemplated by the contribution agreement, the termination of equity appreciation rights in exchange for cash and restricted stock in connection with the offering and the offering of common stock in Western Refining, Inc.’s initial public offering. The unaudited pro forma consolidated balance sheet assumes that the transactions contemplated by the contribution agreement and the initial public offering occurred as of September 30, 2005, and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2004, and for the nine months ended September 30, 2005, assume that such transactions and the offering occurred on the first day of the applicable period. The transaction adjustments are described in the accompanying notes to the unaudited pro forma consolidated financial statements.
      The unaudited pro forma consolidated financial statements of Western Refining, Inc. and accompanying notes should be read together with the related historical financial statements of Western Refining Company, L.P. and notes thereto appearing elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet and the pro forma consolidated statements of operations of Western Refining, Inc. were derived by adjusting the historical financial statements of Western Refining Company, L.P. These adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of the transactions contemplated by the contribution agreement and the initial public offering may differ from the effects reflected in the unaudited pro forma consolidated financial statements. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of these transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited consolidated pro forma financial statements.
      The unaudited pro forma consolidated financial statements are not necessarily indicative of the consolidated financial condition or results of operations of Western Refining, Inc. had the transactions contemplated by the contribution agreement and the initial public offering actually been completed at the beginning of the periods indicated or as of the date specified. Moreover, the unaudited pro forma consolidated financial statements do not project consolidated financial position or results of operations of Western Refining, Inc. for any future period or at any future date.

WESTERN REFINING, INC.
UNAUDITED PRO FORMA BALANCE SHEET
September 30, 2005

							Western
	Western			Western			Refining, Inc.
	Refining	Capitalization		Refining, Inc.	Offering		Pro Forma
	Company, L.P.	Adjustments		Pro Forma	Adjustments		As Adjusted

	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$173,538	2	(a)	$173,540		(e)	$
Trade accounts receivable	222,142			222,142
Inventories	118,249			118,249
Prepaid expenses	5,025			5,025
Current deferred income tax asset, net	—	3,117	(c)	3,117
Other current assets	14,417			14,417

Total current assets	533,371	3,119		536,490
Property, plant and equipment, net	114,315			114,315
Other assets, net of amortization	5,621			5,621

Total assets	$653,307	$3,119		$656,426	$		$

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$285,573			$285,573			$
Accrued liabilities	31,794			31,794
Current portion of long-term debt	2,000			2,000		(e)
Total current liabilities	319,367			319,367
Long-term debt, less current portion	148,000			148,000
Pension and post-retirement obligations	10,109			10,109
Deferred income tax liability, net	—	9,437	(c)	9,437
Total partners’ capital	175,831	(175,831	)(b)	—
Stockholders’ equity
Common stock, par value $0.01, 240,000,000 shares authorized; 100 shares issued and outstanding	—			—
Preferred stock, par value $0.01, 10,000,000 shares authorized; no shares issued and outstanding	—			—
Additional paid in capital		2	(a)			(e)
		175,831	(b)			(e)
	—	(6,320	)(c)	169,513

Total stockholders’ equity	—	169,513		169,513

Total liabilities and stockholders’ equity	$653,307	$3,119		$656,426	$		$

WESTERN REFINING, INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2005

							Western
	Western			Western			Refining, Inc.
	Refining	Capitalization		Refining, Inc.	Offering		Pro Forma
	Company, L.P.	Adjustments		Pro Forma	Adjustments		As Adjusted

	(dollars in thousands)
Net sales	$2,483,791			$2,483,791			$
Operating costs and expenses:
Cost of products sold	2,197,795			2,197,795
Direct operating expenses	90,568			90,568
Selling, general and administrative expenses	26,910			26,910
Maintenance turnaround expense	5,884			5,884
Depreciation and amortization	4,411			4,411

Total operating costs and expenses	2,325,568			2,325,568

Operating income	158,223			158,223
Other income (expense):
Interest income	2,494			2,494		(e)
Interest expense	(4,886)			(4,886)
Amortization of loan fees	(1,906)			(1,906)
Write-off of unamortized loan fees	(3,287)			(3,287)
Gain (loss) from derivative activities	(18,582)			(18,582)

Income before income taxes	$132,056			132,056			$
Provision for income taxes	—	48,200	(d)	48,200

Net income	132,056	$(48,200)		$83,856	$

WESTERN REFINING, INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

							Western
	Western			Western			Refining, Inc.
	Refining	Capitalization		Refining, Inc.	Offering		Pro Forma
	Company, L.P.	Adjustments		Pro Forma	Adjustments		As Adjusted

	(dollars in thousands)
Net sales	$2,215,170			$2,215,170			$
Operating costs and expenses:
Cost of products sold	1,989,917			1,989,917
Direct operating expenses	110,006			110,006
Selling, general and administrative expenses	17,239			17,239
Maintenance turnaround expense	14,295			14,295
Depreciation and amortization	4,521			4,521

Total operating costs and expenses	2,135,978	—		2,135,978

Operating income	79,192	—		79,192
Other income (expense):
Interest income	1,022			1,022
Interest expense	(5,627)			(5,627)		(e)
Amortization of loan fees	(2,939)			(2,939)
Gain (loss) from derivative activities	(4,018)			(4,018)
Other income (expense)	(172)			(172)

Income before income taxes	$67,458	—		67,458
Provision for income taxes	—	24,622	(d)	24,622			$

Net income	67,458	$(24,622)		$42,836	$

WESTERN REFINING, INC.
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Pro Forma Adjustments
      The pro forma financial statements reflect the following transactions:

•	The issuance of 100 shares of common stock issued in connection with the initial formation of Western Refining, Inc.

•	The creation of a holding company structure immediately prior to the closing of the offering under which Western Refining Company, L.P. will become an indirect wholly-owned subsidiary of Western Refining, Inc.

•	The public offering of shares of common stock at an initial offering price of $ per share resulting in aggregate gross proceeds of $ million.

•	The payment of underwriting fees and commissions, and other fees and expenses associated with the offering, expected to be approximately $ million.

•	The use of proceeds of the offering to repay outstanding indebtedness and to replenish cash that will be used to fund a distribution to the partners of Western Refining Company, L.P. immediately prior to the offering.

•	The termination of equity appreciation rights in connection with the offering in exchange for $ million of cash and the issuance of shares of restricted stock.

      Initial Capitalization and Conversion to a Corporation:

(a) To reflect the initial 100 shares issued at $0.01 par value plus additional paid in capital in connection with the formation of Western Refining, Inc.

(b) To reclassify the undistributed earnings of Western Refining Company, L.P. to additional paid in capital reflecting the conversion to a corporation. Adjustment does not reflect partnership distributions intended to be made immediately prior to the consummation of the offering.

(c) To reflect the deferred tax asset and liability of the Company, which will be recorded as a result of the ownership of the partnership by a corporate entity immediately prior to the closing of the offering.

(d) To record a provision for income taxes at the blended statutory rate of 36.5%. This rate includes a federal rate of 35.0% and a state income tax rate of 1.5% (net of federal benefit). Statutory rate does not take into account certain items where there are permanent differences between the deductibility for book and tax purposes. In connection with the change to a corporate holding company structure immediately prior to the closing of the offering, the Company will record income tax expense for the cumulative effect of recording its net deferred tax liability as of the date of conversion.
          Public Offering:

(e) To reflect receipt of the net proceeds of the offering and the application of the proceeds therefrom and the termination of the equity appreciation rights plan.

________________________________________________________________________________

                              Shares
Western Refining, Inc.
Common Stock

Prospectus
                    , 2005

Joint Book-Running Managers

Banc of America Securities LLC	Deutsche Bank Securities
         Until                     , all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the NYSE listing fee.

Securities and Exchange Commission registration fee		$23,540
NASD filing fee		20,500
NYSE listing fee		150,000
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers
      We are a Delaware corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity under certain circumstances to directors, officers employees or agents in connection with actions, suits or proceedings, by reason of the fact that the person is or was a director, officer, employee or agent, against expenses and liabilities incurred in such actions, suits or proceedings so long as they acted in good faith and in a manner the person reasonable believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action if they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate.
      As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction for which the director derived an improper personal benefit.
      As permitted by Delaware law, our certificate of incorporation provides that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law.
      As permitted by Delaware law, our bylaws provide that:

•	we may indemnify our other employees and agents, subject to very limited exceptions;

•	we are required to advance expenses (including without limitation, attorneys’ fees), as incurred, to our directors and officers in connection with a legal proceeding, subject to very limited exceptions; and

•	the rights conferred in our bylaws are not exclusive.

      The indemnification provisions in our certificate of incorporation may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.
      Under Delaware law, corporations also have the power to purchase and maintain insurance for directors, officers, employees and agents.
      Prior to the closing of the offering, it is contemplated that WNR and its subsidiaries will be covered by liability insurance policies which indemnify their directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers, or trustees, subject to limitations and conditions as set forth in the policies.
      The foregoing discussion of our certificate of incorporation and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation or law.

Item 15.	Recent Sales of Unregistered Securities
      The following is a description of all securities that the registrant has sold within the past three years without registering the securities under the Securities Act:
      On September 16, 2005, the registrant sold 100 shares of common stock and relied on Section 4(2) of the Securities Act in claiming exemption for the offering, sale and delivery of such securities from registration under the Securities Act.
      The transactions contemplated by the contribution agreement will be completed immediately prior to the closing of this offering contemplated by this registration statement. In these transactions, the existing general and limited partners of Western Refining LP will receive an aggregate of                     shares of our common stock. In so doing, the registrant will rely on the provisions of Section 4(2) of the Securities Act in claiming exemption for the offering, sale and delivery of such securities from registration under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules
      (a)     The following exhibits are filed herewith:

Number		Exhibit Title

1	.1**	Form of Underwriting Agreement
1	.2*	Form of Contribution Agreement, by and among Western Refining, Inc., Refinery Company, L.C., RHC Holdings, L.P., Western Refining GP, LLC, Western Refining LP, LLC, Western Refining Company, L.P. and Western Refining MergerSub, L.P.
3.1		Certificate of Incorporation of Western Refining, Inc.
3.2		Bylaws of Western Refining, Inc.
4	.1**	Specimen Common Stock Certificate
4	.2*	Form of Registration Rights Agreement, by and between Western Refining, Inc., RHC Holdings, L.P. and Refinery Company, L.C.
5	.1*	Opinion of Andrews Kurth LLP
10	.1*†	Form of Indemnification Agreements, between Western Refining, Inc. and each of the directors and executive officers thereof
10	.2*†	Form of Western Refining Long-Term Incentive Plan
10	.3*†	Form of Employment Agreement, by and between Western Refining GP, LLC and Paul L. Foster
10	.4*†	Form of Employment Agreement, by and between Western Refining GP, LLC and Jeff Stevens
10	.5*†	Form of Employment Agreement, by and between Western Refining GP, LLC and Ralph Schmidt
10	.6*†	Form of Employment Agreement, by and between Western Refining GP, LLC and Scott Weaver
10	.7*†	Form of Employment Agreement, by and between Western Refining GP, LLC and Gary Dalke
10	.8*	Amended and Restated Term Loan Agreement, dated as of July 29, 2005, among Western Refining Company, L.P., each lender from time to time party thereto, and Bank of America, N.A.
10	.9*	Revolving Credit Agreement, dated as of July 29, 2005, among Western Refining Company, L.P., each lender from time to time party thereto, and Bank of America, N.A.

Number		Exhibit Title

10	.10*	Operating Agreement, dated as of May 6, 1993, by and between Refinery Holding Company L.P. and Chevron U.S.A. Inc.
10	.11*	Purchase and Sale Agreement, dated May 29, 2003, among Chevron U.S.A., Inc., Chevron Pipeline Company, Western Refining Company, L.P. and Kaston Pipeline Company, L.P.
10	.12*	Lease Agreement, dated October 24, 2005, by and between Western Refining Company, L.P. and Transmountain Oil Company, L.C.
10	.13*†	RHC Holdings, L.P. Long-Term Unit Equity Appreciation Rights Plan, dated August 25, 2003
10	.14*†	RHC Holdings, L.P. Long-Term Equity Appreciation Rights Award, dated August 25, 2003, by and between RHC Holdings, L.P. and Gary R. Dalke
10	.15**†	Form of EAR Equity Appreciation Rights Award Amendment Agreement, by and between Gary R. Dalke, RHC Holdings, L.P., Western Refining, Inc. and Western Refining Company, L.P.
10	.16*	Promissory Note, dated June 24, 2005, by Ascarate Group LLP in favor of Western Refining Company, L.P.
10	.17*	Letter Agreement, dated June 24, 2005, between Ascarate Group LLP and Western Refining Company, L.P.
10	.18*	Non-Exclusive Aircraft Lease Agreement, dated December 13, 2004, between N456JW Aviation, Inc. and Western Refining Company, L.P.
10	.19*†	Summary of Compensation for Non-Employee Directors
21	.1*	Subsidiaries of Western Refining, Inc.
23	.1*	Consent of Ernst & Young LLP
23	.2*	Consent of Andrews Kurth LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page)

*	Filed herewith.

**	To be filed by amendment.

†	Management contract or compensatory plan or arrangement.

(b)	All financial statement schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

Item 17.	Undertakings
      The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in El Paso, State of Texas, on this 3rd day of November, 2005.

Western Refining, Inc.

By:	/s/ Paul L. Foster

Name: Paul L. Foster
Title: President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul L. Foster Paul L. Foster	President, Chief Executive Officer and Director (Principal Executive Officer)	November 3, 2005

/s/ Gary R. Dalke Gary R. Dalke	Chief Financial Officer & Treasurer (Principal Financial Officer and Principal Accounting Officer)	November 3, 2005

/s/ Jeff A. Stevens Jeff A. Stevens	Executive Vice President and Director	November 3, 2005

/s/ Scott D. Weaver Scott D. Weaver	Chief Administrative Officer, Secretary and Director	November 3, 2005

EXHIBIT INDEX

Number		Exhibit Title

1	.1**	Form of Underwriting Agreement
1	.2*	Form of Contribution Agreement, by and among Western Refining, Inc., Refinery Company, L.C., RHC Holdings, L.P., Western Refining GP, LLC, Western Refining LP, LLC, Western Refining Company, L.P. and Western Refining MergerSub, L.P.
3.1		Certificate of Incorporation of Western Refining, Inc.
3.2		Bylaws of Western Refining, Inc.
4	.1**	Specimen Common Stock Certificate
4	.2*	Form of Registration Rights Agreement, by and between Western Refining, Inc., RHC Holdings, L.P. and Refinery Company, L.C.
5	.1*	Opinion of Andrews Kurth LLP
10	.1*†	Form of Indemnification Agreements, between Western Refining, Inc. and each of the directors and executive officers thereof
10	.2*†	Form of Western Refining Long-Term Incentive Plan
10	.3*†	Form of Employment Agreement, by and between Western Refining GP, LLC and Paul L. Foster
10	.4*†	Form of Employment Agreement, by and between Western Refining GP, LLC and Jeff Stevens
10	.5*†	Form of Employment Agreement, by and between Western Refining GP, LLC and Ralph Schmidt
10	.6*†	Form of Employment Agreement, by and between Western Refining GP, LLC and Scott Weaver
10	.7*†	Form of Employment Agreement, by and between Western Refining GP, LLC and Gary Dalke
10	.8*	Amended and Restated Term Loan Agreement, dated as of July 29, 2005, among Western Refining Company, L.P., each lender from time to time party thereto, and Bank of America, N.A.
10	.9*	Revolving Credit Agreement, dated as of July 29, 2005, among Western Refining Company, L.P., each lender from time to time party thereto, and Bank of America, N.A.
10	.10*	Operating Agreement, dated as of May 6, 1993, by and between Refinery Holding Company L.P. and Chevron U.S.A. Inc.
10	.11*	Purchase and Sale Agreement, dated May 29, 2003, among Chevron U.S.A., Inc., Chevron Pipeline Company, Western Refining Company, L.P. and Kaston Pipeline Company, L.P.
10	.12*	Lease Agreement, dated October 24, 2005, by and between Western Refining Company, L.P. and Transmountain Oil Company, L.C.
10	.13*†	RHC Holdings, L.P. Long-Term Unit Equity Appreciation Rights Plan, dated August 25, 2003
10	.14*†	RHC Holdings, L.P. Long-Term Equity Appreciation Rights Award, dated August 25, 2003, by and between RHC Holdings, L.P. and Gary R. Dalke
10	.15**†	Form of EAR Equity Appreciation Rights Award Amendment Agreement, by and between Gary R. Dalke, RHC Holdings, L.P., Western Refining, Inc. and Western Refining Company, L.P.
10	.16*	Promissory Note, dated June 24, 2005, by Ascarate Group LLP in favor of Western Refining Company, L.P.
10	.17*	Letter Agreement, dated June 24, 2005, between Ascarate Group LLP and Western Refining Company, L.P.
10	.18*	Non-Exclusive Aircraft Lease Agreement, dated December 13, 2004, between N456JW Aviation, Inc. and Western Refining Company, L.P.
10	.19*†	Summary of Compensation for Non-Employee Directors
21	.1*	Subsidiaries of Western Refining, Inc.
23	.1*	Consent of Ernst & Young LLP
23	.2*	Consent of Andrews Kurth LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page)

*	Filed herewith.

**	To be filed by amendment.

†	Management contract or compensatory plan or arrangement.